April 16, 2021

Securities and Exchange Commission
100 F. Street, N.E.

Washington, D.C. 20549
Attention: Elena Stojic, Division of Investment Management

VIA EDGAR CORRESPONDENCE

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 and 811-03599

Dear Ms. Stojic:

This letter is in response to telephonic comments received from you regarding Post-Effective Amendment No. 144 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 146 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (referred to herein as the “Initial Amendment”). The Initial Amendment was filed pursuant to Rule 485(a)(1) under the 1933 Act on January 26, 2021 to reflect the addition of newly-created A Class shares of Royce Pennsylvania Mutual Fund (“PMF”), Royce Premier Fund (“RPR”), and Royce Special Equity Fund (“RSE,” and collectively with PMF and RPR, the “Funds”). The proposed effective date for the Initial Amendment was March 29, 2021. Pursuant to Rule 485(b)(1)(iii) under the 1933 Act, the Trust subsequently filed Post-Effective Amendment No. 145 under the 1933 Act and Amendment No. 147 under the 1940 Act to the Trust’s Registration Statement on Form N-1A to delay the effectiveness of the Initial Amendment until April 23, 2021.

Set forth below are the Commission staff’s comments in italics regarding the Initial Amendment along with the Trust’s responses to those comments. The Trust is also concurrently filing a draft of Post-Effective Amendment No. 146 under the 1933 Act and Amendment No. 148 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A via Edgar correspondence. The Amendment, which will be filed pursuant to Rule 485(b) under the 1933 Act, incorporates the Trust’s responses to the Commission staff’s comments and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

  Comment: Please revise each “Expense Example” to include the effect of any contingent deferred sales charge imposed on the redemption of certain A Class shares that were not subject to an initial sales charge within 18 months of their purchase.

Response: Each “Expense Example” has been revised to include a line item that reflects the imposition of a contingent deferred sales charge on the redemption of certain A Class shares that were not subject to an initial sales charge within 18 months of their purchase.

  Comment: The Commission staff refers you to previous correspondence with the Trust regarding the reference to the State of Pennsylvania in the name “Royce Pennsylvania Mutual Fund”. Please explain: (i) whether PMF focuses its investments on companies that do business in the State of Pennsylvania; (ii) whether the reference to the State of Pennsylvania in the name of PMF remains appropriate; and (iii) what steps are taken to avoid investor confusion. Please consider adding disclosure to the Prospectus to the effect that PMF does not focus its investments on companies that do business in the State of Pennsylvania.

Response: PMF does not focus its investments on companies that do business in the State of Pennsylvania. The Trust notes that: (i) PMF commenced operations in 1962; (ii) Royce & Associates, LP and its predecessor firms (“Royce”) have served as PMF’s investment adviser since 1967; (iii) Charles M. Royce has been portfolio manager for PMF since November 1972; (iv) PMF has invested primarily in small-cap equity securities during Mr. Royce’s entire tenure as its portfolio manager; (v) PMF had net assets of approximately $1.92 billion as of December 31, 2020; (vi) PMF received a Morningstar Overall Rating of “Four-Stars” based on its risk-adjusted returns out of 620 Small Blend Funds as of December 31, 2020; and (vii) PMF has a registered trademark protecting its name with the U.S. Patent Office. We further note that PMF’s Prospectus and marketing materials expressly state that PMF’s assets are invested primarily in small- and micro-cap securities that are trading below Royce’s estimate of their current worth. In addition, we note that Royce generally has not received questions over the years about whether PMF seeks to focus its investments on companies headquartered or domiciled in the State of Pennsylvania. Thus, we believe the information set forth above demonstrates that PMF is a well-known small-cap equity fund managed by Charles M. Royce for nearly 50 years, with an excellent long-term performance record and that its name has accrued significant value during its history. Accordingly, we believe that the reference to the State of Pennsylvania in the name of PMF has not resulted in undue investor confusion and remains appropriate under the circumstances. Disclosure to the effect that PMF does not focus its investments on companies that do business in the State of Pennsylvania has been included the Trust’s Statement of Additional Information for some time and will now also be added to PMF’s Prospectus.

  Comment: Under the heading “Performance,” please: (i) disclose the maximum initial sales charge for A Class shares and (ii) further explain how “Returns differ by class only to the extent that the Classes have different expenses because all Classes invest in the same portfolio of securities” or consider deleting that sentence.

Response: The Trust notes that: (i) a reference to the amount of the maximum initial sales charge for A Class shares has been added to the Prospectus under the heading “Performance” and (ii) the relevant sentence has been deleted.

  Comment: Please confirm supplementally that Royce will not seek to recapture any amounts that may be waived or reimbursed under the relevant Funds’ investment advisory fee waiver and expense reimbursement agreements.

Response: The Trust hereby confirms that Royce will not seek to recapture any amounts that may be waived or reimbursed under the relevant Funds’ investment advisory fee waiver and expense reimbursement agreements.

  Comment: In the “Financial Highlights” section of the Prospectus, we note that the end of period net assets for PMF show large changes from year-to-year. Please consider adding disclosure to the Prospects to the extent such net asset changes raise liquidity concerns for PMF.

Response: The Trust notes that the referenced disclosure applies only to Service Class shares of PMF. As of December 31, 2020, Service Class was the fourth largest of PMF’s five share classes and represented only approximately 4.1% of PMF’s overall net assets. In addition, PMF’s aggregate net assets as of December 31, 2019 and December 31, 2020 were $1.949 billion and $1.916 billion, respectively. As a result, the Trust does not believe the above-described end of period net asset changes raise liquidity concerns that warrant the addition of related disclosure to the Prospectus.

  Comment: In accordance with Item 9 of Form N-1A, please provide additional information regarding the principal investment strategies and principal risks of the Funds on a Fund-by-Fund by basis under the heading “Royce’s Investment Universe” in the Prospectus.

Response: In general, each Fund invests primarily in the equity securities of small-cap companies (i.e., those that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution). As a result, the “Royce’s Investment Universe” section in the Prospectus contains comprehensive information that is applicable to all of the Funds with respect to: (i) common attributes of small-cap companies; (ii) characteristics of small-cap equity markets; (iii) the risks associated with investing in small-cap equity securities; and (iv) various factors analyzed by Royce portfolio managers in evaluating whether to buy or sell a specific security. Such information is more detailed than what appears in the various “Summary” sections of the Prospectus. The “Royce’s Investment Universe” section does, however, draw distinctions, as appropriate, between the Funds with respect to various topics, including the specific qualitative and fundamental factors emphasized by Royce portfolio managers in managing a particular Fund, whether a Fund invests a substantial portion of its assets in a limited number of issuers or is more broadly diversified, and any variation in the market capitalization range in which a Fund primarily invests. The Trust believes that this holistic disclosure approach provides information to investors in a user-friendly format that avoids the large-scale repetition that would be involved in replicating the Fund-by-Fund approach used in the “Summary” sections of the Prospectus.

  Comment: Under the “Investment Policies and Limitations” section of the Statement of Additional Information, please explain the applicable limits on each Fund’s investments in restricted securities and securities for which market quotations are not readily available (referred to herein as “illiquid securities”).

Response: The applicable limits on each Fund’s investments in restricted securities and illiquid securities and the sources of such limits are set forth in the table below.

SUMMARY OF APPLICABLE RESTRICTED SECURITIES AND ILLIQUID SECURITIES LIMITS
	PMF	RPR	RSE
Restricted Securities % Limit and Source	15% Operating Policy*	15% Operating Policy*	Not permitted Fundamental Policy #7
Illiquid Securities % Limit and Source	10% Trust’s Interpretation of Fundamental Policy #8**	10% Fundamental Policy #8	5% Operating Policy***
* The Fund’s investments in restricted securities are not subject to restriction under Fundamental Policy #7 but are restricted by the Fund’s operating policy.
** PMF’s investments in illiquid securities not subject to restriction under Fundamental Policy #8 but are restricted by the Trust’s Interpretation of Fundamental Policy #8 as set forth in writing in the Statement of Additional Information.
*** Although RSE may invest up to 15% of its net assets in illiquid securities under Fundamental Policy #8 and the Trust’s Interpretation of Fundamental Policy #8 as set forth in writing in the Statement of Additional Information, RSE’s investments in illiquid securities are restricted to 5% of its net assets by its operating policy.

* * * * *

The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that the proposed modifications set forth in the Amendment are responsive to the Commission staff’s comments. Please contact me at (212) 508-4578 if you have any related questions or comments.

Very truly yours,

/s/John E. Denneen
John E. Denneen
General Counsel

Securities Act Registration No. 002-80348
Investment Company Act Registration No. 811-03599

As filed with the Securities and Exchange Commission on April 22, 2021

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		/ X /
Pre-Effective Amendment No. ______	/ /
Post-Effective Amendment No. 146	/ X /

and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		/ X /
Amendment No. 148	/ X /
(Check appropriate box or boxes)

THE ROYCE FUND
(Exact name of Registrant as specified in charter)

745 Fifth Avenue, New York, New York 10151
(Address of principal executive offices)  (Zip Code)

(212) 508-4500
(Registrant’s Telephone Number, including Area Code)

Christopher D. Clark, President
The Royce Fund
745 Fifth Avenue, New York, New York 10151
(Name and Address of Agent for Service)

It is proposed that this filing will become effective (check appropriate box)
/     / immediately upon filing pursuant to paragraph (b)
/  x  / on April 23, 2021 pursuant to paragraph (b)
/   / on (Date) pursuant to paragraph (a)(1)
/   / on (Date) pursuant to paragraph (a)(1)
/     / 75 days after filing pursuant to paragraph (a)(2)
/     / on (Date) pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:
/     / this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Total number of pages: ___
Index to Exhibits is located on page:

Prospectus

A Class Shares

April 23, 2021

FUND

A

Royce Pennsylvania Mutual Fund

PAHPX

Royce Premier Fund

RAAFX

Royce Special Equity Fund

PAHQX

As with all mutual funds, the Securities and Exchange Commission has not approved or disapproved of these securities, or determined that the information in this prospectus is accurate or complete. It is a crime to represent otherwise.

As permitted by regulations adopted by the Securities and Exchange Commission, paper copies of each Fund’s shareholder reports will no longer be sent by mail unless you specifically request paper copies of the reports from the Fund or from your financial intermediary, such as a broker-dealer or bank. Instead, the reports will be made available on https://www.royceinvest.com/funds/30e-3, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

If you already elected to receive shareholder reports electronically, you will not be affected by this change, and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund or your financial intermediary electronically by notifying your financial intermediary directly or, if you are a direct investor, by calling 1-800-841-1180.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your reports. If you invest directly with a Fund, you can call 1-800-841-1180. Your election to receive reports in paper will apply to all funds held with The Royce Funds or your financial intermediary

royceinvest.com

A Class Shares of Royce Pennsylvania Mutual Fund, Royce Premier Fund, and Royce Special Equity Fund are only offered through certain broker-dealers and other financial intermediaries.

The Royce Fund Prospectus 2021 | 1

Royce Pennsylvania Mutual Fund

Investment Goal

Royce Pennsylvania Mutual Fund's investment goal is long-term growth of capital.

Fees and Expenses of the Fund

The following table presents the fees and expenses that you may pay if you buy and hold shares of the Fund.

You may qualify for Class A sales charge discounts from certain financial intermediaries if you and your family invest, or agree to invest in the future, at least $25,000 in certain Royce, Franklin Templeton, and Legg Mason funds. More information about these and other sales charge discounts and waivers is available from your financial intermediary, under the heading "General Shareholder Information-Sales Charges" in this Prospectus (pages xx-xx), in Appendix A: Sales Charge Waivers and Discounts from Certain Financial Intermediaries, and under the heading "Sales Charge Waivers and Reductions for A Class Shares" in the Funds' Statement of Additional Information. "Financial intermediaries" include banks, brokers, dealers, insurance companies, investment advisers, financial consultants or advisers, mutual fund supermarkets and other financial intermediaries that have entered into an agreement with Royce Fund Services, LLC to sell Fund shares.

Shareholder Fees (fees paid directly from your investment)
A CLASS
Maximum sales charge (load) imposed on purchases	5.25%[1]
Maximum deferred sales charge	None[2]
Maximum sales charge (load) imposed on reinvested dividends	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.76%
Distribution (12b-1) fees	0.25%
Other expenses	0.23%
Total annual Fund operating expenses	1.24%

The Fund's total annualized operating expense ratios are subject to change in response to changes in the Fund's average net assets or for other reasons. A decline in the Fund's average net assets can be expected to increase the impact of operating expenses on the Fund's total annualized operating expense ratios.

[1]	Shareholders purchasing A Class shares through certain financial intermediaries or in certain types of accounts may be eligible for a waiver of the sales charge. For additional information, see “General Shareholder Information – Sales Charges” in this Prospectus.
[2]	You may buy A Class shares of the Fund at net asset value (without an initial sales charge), at certain financial intermediaries if the amount of such purchase, when combined with certain holdings of various Royce, Franklin Templeton, and Legg Mason funds, equals or exceeds $1,000,000. However, if you redeem those shares within 18 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that, except as indicated, the Fund’s total operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

A CLASS
1 Year (without redemption of any of your shares)[3]	$644
1 Year (with redemption of all of your shares)[4]	$230
3 Years (with or without redemption of all of your shares)[3]	$898
5 Years (with or without redemption of all of your shares)[3]	$1,171
10 Years (with or without redemption of all of your shares)[3]	$1,948

[3]	Assumes your investment is subject to the maximum initial sales charge of 5.25%.
[4]	Assumes your investment is not subject to an initial sales charge but that your redemption of all of your shares is subject to a deferred sales charge of 1.00%.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2020, the Fund’s portfolio turnover rate was 32% of the average value of its portfolio.

2 | The Royce Fund Prospectus 2021

Royce Pennsylvania Mutual Fund (continued)

Principal Investment Strategy

Royce Investment Partners (“Royce”), the Fund’s investment adviser, invests the Fund’s assets primarily in equity securities of small- and micro-cap companies that it believes are trading below its estimate of their current worth. Small- and micro-cap companies are those that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution. The Fund uses multiple investment disciplines in an effort to provide exposure to approaches that have historically tended to perform well in different market environments. These disciplines include investing in a “High Quality” approach—companies that Royce believes have competitive advantages and high returns on capital; a “Traditional Value” approach—companies that are currently out of favor, selling at what Royce deems to be low valuations; and a “Special Situations” approach—companies with complex structures that do not lend themselves to traditional valuation metrics, as well as other Royce approaches such as “Growth at a Reasonable Price” and “Deep Value.” The Fund’s portfolio managers generally focus on one or more of these approaches in managing segments of the Fund’s assets, while the Lead Portfolio Manager oversees investments across all segments.

Normally, the Fund invests at least 65% of its net assets in equity securities of such small- and micro-cap companies. Although the Fund normally focuses on securities of U.S. companies, it may invest up to 25% of its net assets (measured at the time of investment) in securities of companies headquartered in foreign countries. The Fund may invest in other investment companies that invest in equity securities. The Fund may sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio. The Fund does not focus its investments in companies the do business in the State of Pennsylvania.

Primary Risks for Fund Investors

As with any mutual fund that invests in common stocks, Royce Pennsylvania Mutual Fund is subject to market risk—the possibility that common stock prices will decline over short or extended periods of time due to overall market, financial, and economic conditions and trends, governmental or central bank actions or interventions, changes in investor sentiment, and other factors, such as the recent COVID-19 pandemic, that may not be directly related to the issuer of a security held by the Fund. This pandemic could adversely affect global economies and markets and individual companies in ways that cannot necessarily be foreseen. As a result, the value of your investment in the Fund will fluctuate, sometimes sharply and unpredictably, and you could lose money over short or long periods of time.

The prices of small- and micro-cap securities are generally more volatile than those of larger-cap securities. In addition, because small- and micro-cap securities tend to have significantly lower trading volumes than larger-cap securities, the Fund may have difficulty selling holdings or may only be able to sell holdings at prices substantially lower than what Royce believes they are worth. Therefore, the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger-cap companies or other asset classes.

Investment in foreign securities involves risks that may not be encountered in U.S. investments, including adverse political, social, economic, or other developments that are unique to a particular region or country. Prices of foreign securities in particular countries or regions may, at times, move in a different direction and/or be more volatile than those of U.S. securities. Because the Fund does not intend to hedge its foreign currency exposure, the U.S. dollar value of the Fund’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. dollar.

To the extent the Fund overweights a single market sector or industry relative to its benchmark index, its performance may be tied more directly to the success or failure of a relatively smaller or less well-diversified group of portfolio holdings.

Royce’s estimate of a company’s current worth also may prove to be inaccurate, or this estimate may not be recognized by other investors, which could lead to portfolio losses. Securities in the Fund’s portfolio may not increase as much as the market as a whole and some securities may continue to be undervalued for long periods of time or may never reach what Royce believes are their full market values.

Investments in the Fund are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. This Prospectus is not a contract.

Performance

The following performance information provides an indication of the risks of investing in the Fund. Past performance does not indicate how the Fund will perform in the future. The Calendar Year Total Returns chart shows performance year by year over the last 10 years. Because A Class shares were not sold prior to December 31, 2020, performance information is shown for Service Class shares, not offered in this Prospectus, for illustrative purposes. Purchases of A Class shares are subject to a maximum sales charge of 5.25% while purchases of Service Class shares are not subject to any sales charges. If such maximum sales charge for A Class shares had been reflected, total returns would have been lower.

The Royce Fund Prospectus 2021 | 3

Royce Pennsylvania Mutual Fund (concluded)

During the period shown in the bar chart, the highest return for a calendar quarter was 27.14% (quarter ended 12/31/20) and the lowest return for a calendar quarter was -30.30% (quarter ended 3/31/20).

The Annualized Total Returns table shows how the Fund’s average annual total returns for various periods compare with those of the Russell 2000 Index, the Fund’s benchmark index. (Service Class shown again for illustrative purposes.) The table also presents the impact of taxes on the Fund’s returns. In calculating these figures, we assumed that the shareholder was in the highest federal income tax bracket in effect at the time of each distribution of income or capital gains. We did not consider the impact of state or local income taxes. Your after-tax returns depend on your tax situation, so they may differ from the returns shown. This information does not apply if your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred because such accounts are subject to income taxes only upon distribution. Current month-end performance information may be obtained at www.royceinvest.com or by calling Investor Services at (800) 221-4268.

Annualized Total Returns
As of 12/31/20 (%)
	1 YEAR	5 YEAR	10 YEAR
Service Class
Return Before Taxes	13.88	13.51	9.25
Return After Taxes on Distributions	12.62	10.78	6.87
Return After Taxes on Distributions and Sale of Fund Shares	9.08	10.33	7.00
Russell 2000 Index
(Reflects no deductions for fees, expenses, or taxes)	19.96	13.26	11.20

Investment Adviser and Portfolio Management

Royce & Associates, LP is the Fund’s investment adviser and a limited partnership organized under the laws of Delaware. Royce & Associates primarily conducts its business under the name Royce Investment Partners. Charles M. Royce is the Fund’s lead portfolio manager. Portfolio Managers Jay S. Kaplan, Lauren A. Romeo, Steven G. McBoyle, Miles Lewis, James P. Stoeffel, Andrew S. Palen, and Brendan J. Hartman manage the Fund with him. Mr. Royce has been portfolio manager since 1972. Mr. Kaplan and Ms. Romeo became portfolio managers in 2016 and were previously assistant portfolio managers from 2003 and 2006, respectively, through 2015. Mr. McBoyle became portfolio manager in 2019. Mr. Lewis became portfolio manager on February 1, 2021. Mr. Stoeffel and Mr. Palen became portfolio managers on May 1, 2021 and were previously assistant portfolio managers from 2017 and 2018, respectively. Mr. Hartman became portfolio manager on May 1, 2021.

How to Purchase and Sell Fund Shares

The Fund’s A Class shares are offered only through certain broker-dealers and other financial intermediaries. You may purchase or redeem A Class shares through such broker-dealers and other financial intermediaries.

Tax Information

The Fund intends to make distributions that are expected to be taxable to you as ordinary income or capital gains unless you are tax exempt or your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred.

Financial Intermediary Compensation

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

4 | The Royce Fund Prospectus 2021

Royce Premier Fund

Investment Goal

Royce Premier Fund’s investment goal is long-term growth of capital.

Fees and Expenses of the Fund

The following table presents the fees and expenses that you may pay if you buy and hold shares of the Fund.

You may qualify for Class A sales charge discounts from certain financial intermediaries if you and your family invest, or agree to invest in the future, at least $25,000 in certain Royce, Franklin Templeton, and Legg Mason funds. More information about these and other sales charge discounts and waivers is available from your financial intermediary, under the heading “General Shareholder Information−Sales Charges” in this Prospectus (pages xx-xx), in Appendix A: Sales Charge Waivers and Discounts from Certain Financial Intermediaries, and under the heading “Sales Charge Waivers and Reductions for A Class Shares” in the Funds’ Statement of Additional Information. “Financial intermediaries” include banks, brokers, dealers, insurance companies, investment advisers, financial consultants or advisers, mutual fund supermarkets and other financial intermediaries that have entered into an agreement with Royce Fund Services, LLC to sell Fund shares.

Shareholder Fees (fees paid directly from your investment)
A CLASS
Maximum sales charge (load) imposed on purchases	5.25%[1]
Maximum deferred sales charge	None[2]
Maximum sales charge (load) imposed on reinvested dividends	0.00%

The Fund's total annualized operating expense ratios are subject to change in response to changes in the Fund's average net assets or for other reasons. A decline in the Fund's average net assets can be expected to increase the impact of operating expenses on the Fund's total annualized operating expense ratios.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.00%
Distribution (12b-1) fees	0.25%
Other expenses	0.32%
Total annual Fund operating expenses	1.57%
Fee waivers and/or expense reimbursements	-0.08%[3]
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.49%[3]

The Fund's total annualized operating expense ratios are subject to change in response to changes in the Fund's average net assets or for other reasons. A decline in the Fund's average net assets can be expected to increase the impact of operating expenses on the Fund's total annualized operating expense ratios.

[1]	Shareholders purchasing A Class shares through certain financial intermediaries or in certain types of accounts may be eligible for a waiver of the sales charge. For additional information, see “General Shareholder Information – Sales Charges” in this Prospectus.
[2]	You may buy A Class shares of the Fund at net asset value (without an initial sales charge) at certain financial intermediaries if the amount of such purchase, when combined with certain holdings of various Royce, Franklin Templeton, and Legg Mason funds, equals or exceeds $1,000,000. However, if you redeem those shares within 18 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.
[3]	Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the A Class’s net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.49% through April 22, 2022.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that, except as indicated, the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the A Class in year one) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

A CLASS
1 Year (without redemption of any of your shares)[4]	$668
1 Year (with redemption of all of your shares)[5]	$255
3 Years (with or without redemption of all of your shares)[4]	$987
5 Years (with or without redemption of all of your shares)[4]	$1,329
10 Years (with or without redemption of all of your shares)[4]	$2,290

[4]	Assumes your investment is subject to the maximum initial sales charge of 5.25%.
[5]	Assumes your investment is not subject to an initial sales charge but that your redemption of all of your shares is subject to a deferred sales charge of 1.00%.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2020, the Fund’s portfolio turnover rate was 23% of the average value of its portfolio.

The Royce Fund Prospectus 2021 | 5

Royce Premier Fund (continued)

Principal Investment Strategy

Royce Investment Partners (“Royce”), the Fund’s investment adviser, invests the Fund’s assets in a limited number (generally less than 100) of equity securities of primarily small-cap companies at the time of investment. Small-cap companies are those that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution. Royce looks for companies that it considers “premier”—those that it believes are trading below its estimate of their current worth that also have excellent business strengths, strong balance sheets and/or improved prospects for growth, the potential for improvement in cash flow levels and internal rates of return, and franchise sustainability.

Normally, the Fund invests at least 80% of its net assets in equity securities of such premier companies. At least 65% of these securities will be issued by small-cap companies at the time of investment. The Fund may continue to hold or, in some cases, build positions in companies with higher market capitalizations. Although the Fund normally focuses on securities of U.S. companies, it may invest up to 25% of its net assets (measured at the time of investment) in securities of companies headquartered in foreign countries. The Fund may invest in other investment companies that invest in equity securities. The Fund may sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio.

Primary Risks for Fund Investors

As with any mutual fund that invests in common stocks, Royce Premier Fund is subject to market risk—the possibility that common stock prices will decline over short or extended periods of time due to overall market, financial, and economic conditions and trends, governmental or central bank actions or interventions, changes in investor sentiment, and other factors, such as the recent COVID-19 pandemic, that may not be directly related to the issuer of a security held by the Fund. This pandemic could adversely affect global economies and markets and individual companies in ways that cannot necessarily be foreseen. As a result, the value of your investment in the Fund will fluctuate, sometimes sharply and unpredictably, and you could lose money over short or long periods of time.

The prices of small-cap securities are generally more volatile than those of larger-cap securities. In addition, because these securities tend to have significantly lower trading volumes than larger-cap securities, the Fund may have difficulty selling holdings or may only be able to sell holdings at prices substantially lower than what Royce believes they are worth. Therefore, the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger-cap companies or other asset classes. The Fund’s investment in a limited number of issuers and its potential industry and sector overweights may also involve more risk to investors than a more broadly diversified portfolio of small-cap securities because it may be more susceptible to any single corporate, economic, political, regulatory, or market event.

Investment in foreign securities involves risks that may not be encountered in U.S. investments, including adverse political, social, economic, or other developments that are unique to a particular region or country. Prices of foreign securities in particular countries or regions may, at times, move in a different direction and/or be more volatile than those of U.S. securities. Because the Fund does not intend to hedge its foreign currency exposure, the U.S. dollar value of the Fund’s investments may be harmed by declines in the value of foreign currencies in relation to the U.S. dollar.

Royce’s estimate of a company’s current worth may prove to be inaccurate, or this estimate may not be recognized by other investors, which could lead to portfolio losses. Securities in the Fund’s portfolio may not increase as much as the market as a whole and some securities may continue to be undervalued for long periods of time or may never reach what Royce believes are their full market values.

Investments in the Fund are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. This Prospectus is not a contract.

Performance

The following performance information provides an indication of the risks of investing in the Fund. Past performance does not indicate how the Fund will perform in the future. The Calendar Year Total Returns chart shows performance year by year over the last 10 years. Because A Class shares were not sold prior to December 31, 2020, performance information is shown for Service Class shares, not offered in this Prospectus, for illustrative purposes. Purchases of A Class shares are subject to a maximum sales charge of 5.25% while purchases of Service Class shares are not subject to any sales charges. If such maximum sales charge for A Class shares had been reflected, total returns would have been lower.

During the period shown in the bar chart, the highest return for a calendar quarter was 24.93% (quarter ended 12/31/20) and the lowest return for a calendar quarter was -27.95% (quarter ended 3/31/20).

6 | The Royce Fund Prospectus 2021

Royce Premier Fund (concluded)

The Annualized Total Returns table shows how the Fund’s average annual total returns for various periods compare with those of the Russell 2000 Index, the Fund’s benchmark index. (Service Class shown again for illustrative purposes.) The table also presents the impact of taxes on the Fund’s returns. In calculating these figures, we assumed that the shareholder was in the highest federal income tax bracket in effect at the time of each distribution of income or capital gains. We did not consider the impact of state or local income taxes. Your after-tax returns depend on your tax situation, so they may differ from the returns shown. This information does not apply if your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred because such accounts are subject to income taxes only upon distribution. Current month-end performance information may be obtained at www.royceinvest.com or by calling Investor Services at (800) 221-4268.

Annualized Total Returns
As of 12/31/20 (%)
	1 YEAR	5 YEAR	10 YEAR
Service Class[1]
Return Before Taxes	11.08	14.94	9.58
Return After Taxes on Distributions	9.71	11.15	6.50
Return After Taxes on Distributions and Sale of Fund Shares	7.50	11.31	7.09
Russell 2000 Index
(Reflects no deductions for fees, expenses, or taxes)	19.96	13.26	11.20

¹	Certain immaterial adjustments were made to the net assets of the Fund at 12/31/20 for financial reporting purposes, and as a result the net asset values for shareholder transactions on that date and the total returns based on those net asset values differ from the adjusted net asset values and total returns reported in the Financial Highlights.

Investment Adviser and Portfolio Management

Royce & Associates, LP is the Fund’s investment adviser and a limited partnership organized under the laws of Delaware. Royce & Associates primarily conducts its business under the name Royce Investment Partners. Charles M. Royce is the Fund’s lead portfolio manager. Portfolio Managers Lauren A. Romeo and Steven G. McBoyle manage the Fund with him. Mr. Royce has been portfolio manager since the Fund’s inception. Ms. Romeo and Mr. McBoyle became portfolio managers in 2016. Ms. Romeo (2006-2015) and Mr. McBoyle (2014-2015) were previously the Fund’s assistant portfolio managers.

How to Purchase and Sell Fund Shares

The Fund’s A Class shares are offered only through certain broker-dealers and other financial intermediaries. You may purchase or redeem A Class shares through such broker-dealers and other financial intermediaries.

Tax Information

The Fund intends to make distributions that are expected to be taxable to you as ordinary income or capital gains unless you are tax exempt or your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred.

Financial Intermediary Compensation

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

The Royce Fund Prospectus 2021 | 7

Royce Special Equity Fund

Investment Goal

Royce Special Equity Fund’s investment goal is long-term growth of capital.

Fees and Expenses of the Fund

The following table presents the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for Class A sales charge discounts from certain financial intermediaries if you and your family invest, or agree to invest in the future, at least $25,000 in certain Royce, Franklin Templeton, and Legg Mason funds. More information about these and other sales charge discounts and waivers is available from your financial intermediary, under the heading “General Shareholder Information−Sales Charges” in this Prospectus (pages xx-xx), in Appendix A: Sales Charge Waivers and Discounts from Certain Financial Intermediaries, and under the heading “Sales Charge Waivers and Reductions for A Class Shares” in the Funds’ Statement of Additional Information. “Financial intermediaries” include banks, brokers, dealers,insurance companies, investment advisers, financial consultants or advisers, mutual fund supermarkets and other financial intermediaries that have entered into an agreement with Royce Fund Services, LLC to sell Fund shares.

Shareholder Fees (fees paid directly from your investment)
A CLASS
Maximum sales charge (load) imposed on purchases	5.25%[1]
Maximum deferred sales charge	None[2]
Maximum sales charge (load) imposed on reinvested dividends	0.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	1.00%
Distribution (12b-1) fees	0.25%
Other expenses	0.35%
Total annual Fund operating expenses	1.60%
Fee waivers and/or expense reimbursements	-0.11%[3]
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.49%[3]

The Fund's total annualized operating expense ratios are subject to change in response to changes in the Fund's average net assets or for other reasons. A decline in the Fund's average net assets can be expected to increase the impact of operating expenses on the Fund's total annualized operating expense ratios.

[1]	Shareholders purchasing A Class shares through certain financial intermediaries or in certain types of accounts may be eligible for a waiver of the sales charge. For additional information, see “General Shareholder Information–Sales Charges” in this Prospectus.
[2]	You may buy A Class shares of the Fund at net asset value (without an initial sales charge), at certain financial intermediaries if the amount of such purchase, when combined with certain holdings of various Royce, Franklin Templeton, and Legg Mason funds, equals or exceeds $1,000,000. However, if you redeem those shares within 18 months of their purchase, you will pay a contingent deferred sales charge of 1.00%.
[3]	Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the A Class’s net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) at or below 1.49% through April 22, 2022.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that, except as indicated, the Fund’s total operating expenses (net of fee waivers and/or expense reimbursements for the A Class in year one) remain the same. Although your actual costs may be higher or lower, based on the assumptions your costs would be:

A CLASS
1 Year (without redemption of any of your shares)[4]	$668
1 Year (with redemption of all of your shares)[5]	$255
3 Years (with or without redemption of all of your shares)[4]	$993
5 Years (with or without redemption of all of your shares)[4]	$1,341
10 Years (with or without redemption of all of your shares)[4]	$2,319

[4]	Assumes your investment is subject to the maximum initial sales charge of 5.25%.
[5]	Assumes your investment is not subject to an initial sales charge but that your redemption of all of your shares is subject to a deferred sales charge of 1.00%.

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the fiscal year ended December 31, 2020, the Fund’s portfolio turnover rate was 39% of the average value of its portfolio.

8 | The Royce Fund Prospectus 2021

Royce Special Equity Fund (continued)

Principal Investment Strategy

Royce Investment Partners (“Royce”), the Fund’s investment adviser, invests the Fund’s assets primarily in equity securities of small-cap companies. Small-cap companies are those that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution. The portfolio manager applies an intensive value approach in managing the Fund’s assets. This approach, which attempts to combine classic value analysis, the identification of good businesses, and accounting cynicism, has its roots in the teachings of Benjamin Graham and Abraham Briloff.

Normally, the Fund invests at least 80% of its net assets in equity securities. At least 65% of these securities will be issued by small-cap companies at the time of investment. Although the Fund normally focuses on securities of U.S. companies, it may invest up to 10% of its net assets (measured at the time of investment) in securities of companies headquartered in foreign countries. The Fund may sell securities to, among other things, secure gains, limit losses, redeploy assets into what Royce deems to be more promising opportunities, and/or manage cash levels in the Fund’s portfolio.

Primary Risks for Fund Investors

As with any mutual fund that invests in common stocks, Royce Special Equity Fund is subject to market risk—the possibility that common stock prices will decline over short or extended periods of time due to overall market, financial, and economic conditions and trends, governmental or central bank actions or interventions, changes in investor sentiment, and other factors, such as the recent COVID-19 pandemic, that may not be directly related to the issuer of a security held by the Fund. This pandemic could adversely affect global economies and markets and individual companies in ways that cannot necessarily be foreseen. As a result, the value of an investment in the Fund will fluctuate, sometimes sharply and unpredictably, and you could lose money over short or long periods of time.

The prices of small-cap securities are generally more volatile than those of larger-cap securities. In addition, because small-cap securities tend to have significantly lower trading volumes than larger-cap securities, the Fund may have difficulty selling holdings or may only be able to sell holdings at prices substantially lower than what Royce believes they are worth. Therefore, the Fund may involve considerably more risk of loss and its returns may differ significantly from funds investing in larger-cap companies or other asset classes. In addition, as of December 31, 2020 the Fund invested a significant portion of its assets in a limited number of securities. The Fund’s investment in a limited number of issuers and its potential industry and sector overweights may involve more risk to investors than a more broadly diversified portfolio of small-cap securities because it may be more susceptible to any single corporate, economic, political, regulatory, or market event.

The Fund’s intensive value approach may not be successful and could result in portfolio losses. Securities in the Fund’s portfolio may not increase as much as the market as a whole and some securities may continue to be undervalued for long periods of time or may never reach what Royce believes are their full market values.

Investments in the Fund are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. This Prospectus is not a contract.

Performance

The following performance information provides an indication of the risks of investing in the Fund. Past performance does not indicate how the Fund will perform in the future. The Calendar Year Total Returns chart shows performance year by year over the last 10 years. Because A Class shares were not sold prior to December 31, 2020, performance information is shown for Service Class shares, not offered in this Prospectus, for illustrative purposes. Purchases of A Class shares are subject to a maximum sales charge of 5.25% while purchases of Service Class shares are not subject to any sales charges. If such maximum sales charge for A Class shares had been reflected, total returns would have been lower.

During the period shown in the bar chart, the highest return for a calendar quarter was 19.06% (quarter ended 6/30/20) and the lowest return for a calendar quarter was -24.80% (quarter ended 3/31/20).

The Annualized Total Returns table shows how the Fund’s average annual total returns for various periods compare with those of the Russell 2000 Value Index, the Fund’s benchmark, and the Russell 2000 Index. (Service Class shown again for illustrative purposes.) The table also presents the impact of taxes on the Fund’s returns. In calculating these figures, we assumed that the shareholder was in the highest federal income tax bracket in effect at the time of each distribution of income or capital gains. We did not consider the impact of state or local income taxes. Your after-tax returns depend on your tax situation,so they may differ from the returns shown. This information does not apply if your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred because such accounts are subject to income taxes only upon distribution. Current month-end performance information may be obtained at www.roycefunds.com or by calling Investor Services at (800) 221-4268.

The Royce Fund Prospectus 2021 | 9

Royce Special Equity Fund (concluded)

Annualized Total Returns As of 12/31/20 (%)
	1 YEAR	5 YEAR	10 YEAR
Service Class
Return Before Taxes	7.29	9.01	7.25
Return After Taxes on Distributions	6.41	6.94	5.32
Return After Taxes on Distributions and Sale of Fund Shares	4.95	6.96	5.61
Russell 2000 Value Index
(Reflects no deductions for fees, expenses, or taxes)	4.63	9.65	8.66
Russell 2000 Index
(Reflects no deductions for fees, expenses, or taxes)	19.96	13.26	11.20

Investment Adviser and Portfolio Management

Royce & Associates, LP is the Fund’s investment adviser and a limited partnership organized under the laws of Delaware. Royce & Associates primarily conducts its business under the name Royce Investment Partners. Charles R. Dreifus is the Fund’s portfolio manager. He is assisted by Portfolio Manager Steven G. McBoyle. Mr. Dreifus has been portfolio manager since the Fund’s inception. Mr. McBoyle became assistant portfolio manager in 2014.

How to Purchase and Sell Fund Shares

The Fund’s A Class shares are offered only through certain broker-dealers and other financial intermediaries. You may purchase or redeem A Class shares through such broker-dealers and other financial intermediaries.

Tax Information

The Fund intends to make distributions that are expected to be taxable to you as ordinary income or capital gains unless you are tax exempt or your investment is in an individual retirement account (IRA), a 401(k) plan, or is otherwise tax deferred.

Financial Intermediary Compensation

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

10 | The Royce Fund Prospectus 2021

Financial Highlights

This table is intended to help you understand the Fund’s financial performance for the past five years. The table reflects financial results for a single share (Service Class used for illustrative purposes only). The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Fund’s Service Class (assuming reinvestment of all distributions).

The financial highlights for the fiscal years ended December 31, 2020, 2019, 2018, 2017, and 2016 were part of the financial statements audited by Pricewaterhouse Coopers LLP, the Fund’s independent registered public accounting firm, whose reports on these financial statements were unqualified. The report of Pricewaterhouse Coopers LLP for the fiscal year ended December 31, 2020 is included in the Fund’s 2020 Annual Report to Shareholders, which is available at www.royceinvest.com or upon request.

											Ratio of Expenses to Average Net Assets
	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments and Foreign Currency	Total from Investment Operations	Distributions from Net Investment Income	Distributions from Net Realized Gain on Investments and Foreign Currency	Total Distributions	Net Asset Value, End of Period	Total Return	Net Assets, End of Period (in thousands)	Prior to Fee Waivers, Expense Reimbursements and Balance Credits	Prior to Fee Waivers and Expense Reimbursements	Net of Fee Waivers and Expense Reimbursements	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Royce Pennsylvania Mutual Fund–Service Class
2020	$9.42	$0.02	$1.28	$1.30	$(0.03)	$(0.46)	$(0.49)	$10.23	13.88%	$78,789	1.25%	1.24%	1.13%	0.23%	32%
2019	7.77	(0.00)	2.00	2.00	(0.01)	(0.34)	(0.35)	9.42	25.75	142,864	1.31	1.30	1.30	(0.01)	30
2018	10.56	(0.01)	(0.96)	(0.97)	–	(1.82)	(1.82)	7.77	(9.96)	32,191	1.30	1.30	1.30	(0.07)	35
2017	11.03	0.01	1.69	1.70	–	(2.17)	(2.17)	10.56	15.88	54,938	1.27	1.27	1.27	0.07	27
2016	9.35	0.03	2.41	2.44	(0.01)	(0.75)	(0.76)	11.03	25.99	100,598	1.26	1.26	1.26	0.27	18
Royce Premier Fund–Service Class
2020	$12.54	$0.01	$1.37	$1.38	$(0.09)	$(0.61)	$(0.70)	$13.22	11.16%	$29,588	1.57%	1.57%	1.49%	0.12%	23%
2019	11.31	(0.01)	3.78	3.77	–	(2.54)	(2.54)	12.54	33.65	29,696	1.57	1.57	1.46	(0.06)	19
2018	16.15	(0.03)	(1.55)	(1.58)	–	(3.26)	(3.26)	11.31	(10.66)	41,738	1.52	1.52	1.48	(0.19)	23
2017	15.13	(0.06)	3.53	3.47	–	(2.45)	(2.45)	16.15	23.32	54,557	1.53	1.53	1.49	(0.34)	8
2016	13.98	0.00	3.19	3.19	–	(2.04)	(2.04)	15.13	22.63	46,550	1.50	1.50	1.49	0.02	15
Royce Special Equity Fund–Service Class
2020	$17.56	$0.24	$1.04	$1.28	$(0.24)	$(0.41)	$(0.65)	$18.19	7.29%	$46,671	1.60%	1.60%	1.39%	1.49%	39%
2019	17.41	0.16	1.99	2.15	(0.17)	(1.83)	(2.00)	17.56	12.40	60,070	1.58	1.58	1.39	0.80	20
2018	21.76	0.20	(2.33)	(2.13)	(0.18)	(2.04)	(2.22)	17.41	(10.13)	62,706	1.51	1.50	1.39	0.88	21
2017	21.98	0.08	1.56	1.64	(0.07)	(1.79)	(1.86)	21.76	7.66	108,001	1.50	1.50	1.39	0.32	15
2016	17.92	0.16	5.56	5.72	(0.17)	(1.49)	(1.66)	21.98	31.92	128,102	1.50	1.50	1.39	0.77	29

The Royce Fund Prospectus 2021 | 11

Royce’s Investment Universe

Investing in Small-Cap Companies

The large and diverse universe of small-cap companies available for investment by each Fund consists primarily of those that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution, which was $4.4 billion in May 2020 Royce Premier Fund may also invest in mid-cap securities. Royce defines mid-cap as those companies that have a market capitalization not greater than that of the largest company in the Russell Midcap® Index at the time of its most recent reconstitution –$31.7 billion in May 2020

Small-cap companies offer investment opportunities and additional risks. They may not be well known to the investing public, may not be significantly owned by institutional investors, and may not have steady earnings growth. The securities of such companies may also be more volatile in price, have wider spreads between their bid and ask prices, and have significantly lower trading volumes than the securities of larger capitalization companies. As a result, the Funds may have difficulty selling holdings or may only be able to sell holdings at prices substantially lower than what Royce believes they are worth. In addition, the purchase or sale of more than a limited number of shares of the securities of a small-cap company may affect its market price. Royce may need a considerable amount of time to purchase or sell its positions in these securities, particularly when other Royce-managed accounts or other investors are also seeking to purchase or sell them. Accordingly, Royce’s investment focus on the securities of small-cap companies generally leads it to have a long-term investment outlook of at least two years for a portfolio security.

Small-capitalization stocks are those issued by companies that have a market capitalization not greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution.

Within small-cap, Royce further defines companies as micro-cap that have a market capitalization not greater than that of the largest company in the Russell Microcap® Index at the time of its most recent reconstitution, which was $840 million in May 2020. This segment consisted of more than 1,300 companies at the time of the index’s most recent reconstitution in May 2020. These companies are followed by few, if any, securities analysts, and there tends to be less publicly available information about them. Their securities generally have even more limited trading volumes and are subject to even more abrupt or erratic market price movements than are larger small-cap securities and mid-cap securities, and Royce may be able to deal with only a few market-makers when purchasing and selling micro-cap securities. Such companies may also have limited markets, financial resources or product lines, may lack management depth, and may be more vulnerable to adverse business or market developments. These conditions, which create greater opportunities to find securities trading below Royce’s estimate of the company’s current worth, also involve increased risk.

In May 2020, at the time of the reconstitution of the Russell 2000 Index, there were approximately 700 additional small-cap companies with higher market caps than the largest company in the Russell Microcap Index. In this segment, there is a relatively higher level of institutional investor ownership and more research coverage by securities analysts than generally exists for micro-cap companies. This greater attention makes the market for such securities more efficient compared to micro-cap securities because they have somewhat greater trading volumes and narrower bid/ask prices. In general, mid-caps share many of the same characteristics as those larger small-cap companies. As a result, Royce may employ a more concentrated approach when investing in these companies, holding proportionately larger positions in a relatively limited number of securities.

The Funds may invest in other investment companies that invest in equity securities.

The Funds may also invest in foreign securities to varying degrees. For more information regarding investing in foreign securities, see page 14.

Investment Approaches

Royce’s portfolio managers use various methods primarily rooted in the valuation of each stock and evaluation of each company in managing the Funds’ assets. In selecting securities for the Funds, they evaluate the quality of a company’s balance sheet and other measures of a company’s financial condition and profitability, such as the history and/or potential for improvement in cash flow generation, internal rates of return, and sustainable earnings. The portfolio managers may also consider other factors, such as a company’s unrecognized asset values, its future growth prospects or its turnaround potential following an earnings disappointment or other business difficulties. The portfolio managers then use these factors to assess the company’s current worth, basing this

12 | The Royce Fund Prospectus 2021

assessment on either what they believe a knowledgeable buyer might pay to acquire the entire company or what they think the value of the company should be in the stock market.

Royce’s portfolio managers generally invest in equity securities of companies that are trading below their estimate of the company’s current worth in an attempt to reduce the risk of overpaying for such companies. For these purposes, the term “equity security” has the meaning set forth in the Securities Exchange Act of 1934, as amended, and includes (without limitation) common stocks, preferred stocks, convertible securities, warrants, and rights. In addition, seeking long-term growth of capital, Royce’s portfolio managers generally consider the prospects for the market price of the company’s securities to increase over a two- to five-year period toward this estimate.

Royce’s valuation-based approaches to stock selection strive to reduce some of the other risks of investing in the securities of small-cap and/or mid-cap companies (for each Fund’s portfolio taken as a whole) by evaluating other risk factors. For example, its portfolio managers generally attempt to lessen financial risk by buying companies with strong balance sheets. Royce attempts to mitigate company-specific risk for Royce Pennsylvania Mutual Fund by investing in a relatively larger number of issuers. On the other hand, each of Royce Premier Fund and Royce Special Equity Fund may invest a substantial portion of its assets in a limited number of issuers. This investment approach for Royce Premier Fund and Royce Special Equity Fund may involve considerably more risk to investors than a more broadly diversified portfolio of securities because it may be more susceptible to any single corporate, economic, regulatory, or market event.

While there can be no assurance that these risk-averse approaches will be successful, Royce believes that it can reduce some of the risks of investing in small-cap and mid-cap companies, whose businesses can be less diversified and whose securities exhibit substantially greater market price volatility than those of larger-cap companies. For more information regarding the specific approach used for each Fund’s portfolio, see pages 2-10.

Although Royce’s approaches to security selection seek to reduce downside risk to Fund portfolios, especially during periods of broad small-company stock market declines, they may also potentially have the effect of limiting gains in strong small-company up markets.

Certain risks are much broader than the company-specific risks described above. The market values of equity securities will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental or central bank actions or interventions, market disruptions caused by trade

Market capitalization is the number of a company’s outstanding shares of stock multiplied by its most recent closing price per share.

disputes or other factors, political developments, investor sentiment,the global and domestic effects of a pandemic, and other factors that may or may not be related to the issuer of a security. Economic, financial, or political events, trading and tariff arrangements, public health events, terrorism, natural disasters, and other circumstances in one country or region could have profound impacts on global economies or markets. In particular, the recent COVID-19 pandemic has resulted in travel restrictions, temporary business closings, strained healthcare systems, disruptions to supply chains, consumer demand and employee availability, and widespread uncertainty. The COVID-19 pandemic or any other widespread public health event may result in a sustained economic downturn or a global recession, domestic and foreign political and social instability, and increased volatility and/or decreased liquidity in the securities markets. As a result, whether or not a Fund invests in securities of issuers located in, or with significant exposure to, the countries directly affected by such an event, the value and liquidity of the Fund’s investments may be adversely affected. In addition, any actions taken by governments and central banks to counter the negative effects of a widespread public health event may not work as intended and may, in fact, have unintended adverse consequences.

An investment in a Fund may not be appropriate for all investors. None of the Funds is intended to be a complete investment program or a short-term trading vehicle. The Funds are designed for long-term investors who can accept the risks associated with owning shares in an actively managed fund that invests (i) primarily in small-cap companies (in the case of Royce Pennsylvania Mutual Fund) and (ii) in a limited number of small-cap companies (in the case of Royce Premier Fund and Royce Special Equity Fund).

Temporary Investments

Each of the Funds may invest without limit in short-term fixed income securities for temporary defensive purposes. If a Fund should implement a temporary investment policy, such policy would be inconsistent with its investment goal and the Fund may not achieve its investment goal while that policy is in effect. Each Fund also may invest in short-term fixed income securities in order to invest uncommitted cash balances or to maintain liquidity to meet shareholder redemptions.

.

The Royce Fund Prospectus 2021 | 13

Investing in Foreign Securities

Royce defines “foreign” as those securities of companies headquartered outside of the United States. Royce believes that investing in foreign securities offers both enhanced investment opportunities and additional risks beyond those present in U.S. securities. Investing in foreign securities may provide increased diversification by adding securities from various foreign countries (i) that offer different investment opportunities, (ii) that generally are affected by different economic trends, and (iii) whose stock markets may not be correlated with U.S. markets. At the same time, these opportunities and trends involve risks that may not be encountered in U.S. investments. Each Fund may invest in the securities of companies whose economic fortunes are linked to non-U.S. countries but that do not meet the Fund’s definition of a foreign security. To the extent a Fund invests in this manner, the percentage of the Fund’s portfolio that is exposed to non-U.S. country risks may be greater than the percentage of the Fund’s assets that the Fund defines as representing foreign securities.

The following considerations comprise both risks and opportunities not typically associated with investing in U.S. securities: fluctuations in exchange rates of foreign currencies because the Funds do not intend to hedge their foreign currency exposure; possible imposition of exchange control regulations or currency restrictions that would prevent cash from being brought back to the United States; less public information with respect to issuers of securities; less government supervision of stock exchanges, securities brokers, and issuers of securities; lack of uniform accounting, auditing, and financial reporting standards; lack of uniform settlement periods and trading practices; less liquidity and frequently greater price volatility in foreign markets than in the United States; possible imposition of foreign taxes; the possibility of expropriation or confiscatory taxation, seizure, or nationalization of foreign bank deposits or other assets, the adoption of foreign government restrictions, and other adverse political, social, or diplomatic developments that could affect investment; possible difficulties in obtaining and/or enforcing legal judgments in foreign courts; restrictions or prohibitions on foreign investment, including prohibitions or restrictions on investments in specific industries or market sectors; limitations on the total amount or type of position in any single issue; possible imposition by foreign governments of prohibitions or substantial restrictions on foreign investments in their capital markets or in certain industries; sometimes less advantageous legal, operational, and financial protections applicable to foreign sub-custodial arrangements; and the historically lower level of responsiveness of foreign management to shareholder concerns (such as dividends and return on investment).

Developing Countries

The risks described above for foreign securities, including the risks of nationalization and expropriation of assets, are typically increased to the extent that a Fund invests in companies headquartered in developing, or emerging market, countries. Developing (or emerging markets) countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea, Taiwan, Bermuda, Israel, and Western European countries (as defined in the Funds’ Statement of Additional Information). Investments in securities of companies headquartered in such countries may be considered speculative and subject to certain special risks. The political and economic structures in many of these countries may be in their infancy and developing rapidly, and such countries may lack the social, political, legal, and economic characteristics of more developed countries. Certain of these countries have in the past failed to recognize private property rights and have at times nationalized and expropriated the assets of private companies. Some countries have inhibited the conversion of their currency to another. The currencies of certain developing countries have experienced devaluation relative to the U.S. dollar, and future devaluations may adversely affect the value of each Fund’s assets denominated in such currencies because the Funds do not intend to hedge their foreign currency exposure. Some developing countries have experienced substantial rates of inflation for many years. Continued inflation may adversely affect the economies and securities markets of such countries. In addition, unanticipated political or social developments may affect the value of a Fund’s investments in these countries and the availability to the Fund of additional investments in these countries. The small size, limited trading volume, and relative inexperience of the securities markets in these countries may make a Fund’s investments in such countries illiquid and more volatile than investments in more developed countries, and the Fund may be required to establish special custodial or other arrangements before making investments in these countries. There may be little financial or accounting information available with respect to companies domiciled in these countries, and it may be difficult as a result to assess the value or prospects of an investment in such companies.

14 | The Royce Fund Prospectus 2021

Management of the Funds

Royce & Associates, LP, a limited partnership organized under the laws of Delaware, is the Funds’ investment adviser and is responsible for the management of their assets. Royce & Associates primarily conducts its business under the name Royce Investment Partners (“Royce”). Royce has been investing in smaller-company securities with a value approach for more than 45 years. Its offices are located at 745 Fifth Avenue, New York, NY 10151.

On July 31, 2020, Franklin Resources, Inc. (“Franklin Resources”) acquired Legg Mason, Inc. in an all-cash transaction. As a result of the transaction, Royce, the investment adviser to each Fund, became a majority-owned subsidiary of Franklin Resources. Under the Investment Company Act of 1940, consummation of the transaction automatically terminated the investment advisory agreement that was in place for each Fund prior to the transaction. Royce continues to provide uninterrupted services to each Fund pursuant to a new investment advisory agreement that was approved by the Fund’s shareholders. The terms and conditions of the new investment advisory agreement for each Fund are substantially identical to those of its prior investment advisory agreement. Each Fund’s contractual investment advisory fee rate under the new investment advisory agreement did not change from the prior investment advisory agreement. Royce has continued to operate as an independent investment organization with its own brand after completion of the transaction. There have been no changes to the management or investment teams at Royce as a result of the transaction.

Charles Royce Portfolio Manager Founded Royce in 1972 Portfolio Manager for: Royce Pennsylvania Mutual Fund (Lead) Royce Premier Fund (Lead)
Christopher D. Clark Chief Executive Officer, President, Co-Chief Investment Officer Employed by Royce since 2007
Francis D. Gannon Co-Chief Investment Officer Employed by Royce since 2006
Charles R. Dreifus Portfolio Manager Employed by Royce since 1998 Portfolio Manager for: Royce Special Equity Fund
Jay S. Kaplan Portfolio Manager Employed by Royce since 2000 Portfolio Manager for: Royce Pennsylvania Mutual Fund
Lauren A. Romeo Portfolio Manager Employed by Royce since 2004 Portfolio Manager for: Royce Pennsylvania Mutual Fund Royce Premier Fund
Steven G. McBoyle Portfolio Manager Employed by Royce since 2007 Portfolio Manager for: Royce Pennsylvania Mutual Fund Royce Premier Fund Assistant Portfolio Manager for: Royce Special Equity Fund
James P. Stoeffel Portfolio Manager Employed by Royce since 2009 Portfolio Manager for: Royce Pennsylvania Mutual Fund

Miles Lewis

Portfolio Manager

Employed by Royce since 2020

Portfolio Manager for:

Royce Pennsylvania Mutual Fund

Previously a Portfolio Manager (2014-2020) and investment analyst (2010-2014) for the Small-Cap Value Fund and Strategy at American Century Investments.

Andrew S. Palen

Portfolio Manager

Employed by Royce since 2015

Portfolio Manager for:

Royce Pennsylvania Mutual Fund

Previously a Senior Analyst at Armistice Capital (2013-2015), a Summer Associate at UBS Global Management (2012), and an Associate at Comvest Partners (2008-2011).

Brendan J. Hartman Portfolio Manager Employed by Royce since 2009 Portfolio Manager for: Royce Pennsylvania Mutual Fund

The Royce Fund Prospectus 2021 | 15

Franklin Resources, whose principal executive offices are at One Franklin Parkway, San Mateo, California 94403, is a global investment management organization operating, together with its subsidiaries, as Franklin Templeton. As of June 30, 2020, after giving effect to the transaction described above, Franklin Templeton’s asset management operations had aggregate assets under management of approximately $1.4 trillion.

Assistant portfolio managers may have investment discretion over a portion of a Fund’s portfolio subject to supervision by the Fund’s portfolio manager(s).

The Funds’ Statement of Additional Information provides more information about the structure of the portfolio managers’ compensation, other accounts that they manage, and their ownership of shares in the Fund(s) that each manages.

Royce Fund Services, LLC (“RFS”) distributes the Funds’ shares pursuant to the terms of its distribution agreements with the Funds. The Royce Fund has adopted a distribution plan under Rule 12b-1 that covers the A Class shares of the Funds. Under this plan and the distribution agreements, the A Class is obligated to pay a fee to RFS of up 0.25% per year of its average net assets. RFS will use these fees primarily to cover sales-related and account maintenance costs and to pay service and other fees to broker-dealers that introduce investors to A Class shares of the Funds. Because these fees are paid out of each Fund’s assets that are attributable to A Class shares on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges. Neither the distribution plan nor the distribution agreements currently provide for any suspension or reduction of the 0.25% fee payable by the A Class shares of the respective Funds if one closes to new investors.

If you purchase Fund shares through a third party, such as a discount or full-service broker-dealer, bank, or other financial intermediary, or through a firm that provides recordkeeping and other shareholder services to employee benefit plans (“Retirement Plan Recordkeepers”), the shares may be held in the name of that party on the Fund’s books. RFS and/or Royce may compensate broker-dealers, Retirement Plan Recordkeepers, and other financial intermediaries that introduce investors to the Fund, provide the opportunity to distribute the Fund through their sales personnel, provide access to their sales personnel and branch offices, and/or provide certain administrative services to their customers who own Fund shares. These payments are sometimes referred to as “revenue sharing.” In addition, the Board has authorized the Funds to compensate such third parties to the extent the Board has determined that any of the services which these parties render to a Fund are non-distribution-related shareholder services, including recordkeeping and account maintenance services.

Payments to third parties (each, a “financial intermediary”) may: (i) be substantial to any given financial intermediary, (ii) be more or less than the payments received by a financial intermediary with respect to other mutual funds, and (iii) exceed the costs and expenses incurred by the financial intermediary for any servicing activities in respect of the Funds. Revenue sharing arrangements are separately negotiated between Royce and/or its affiliates and the financial intermediaries receiving these payments.

Revenue sharing and shareholder servicing payments may influence financial intermediaries to recommend or sell a Fund over other mutual funds. You may ask your financial intermediary about these differing interests and how the financial intermediary and its employees and associated persons are compensated for administering your Fund investment. Revenue-sharing and shareholder servicing payments may benefit Royce to the extent that the payments result in more assets, on which fees are charged by Royce, being invested in a Fund.

State Street Bank and Trust Company (“State Street”) is the custodian of the Funds’ securities, cash, and other assets. DST Asset Manager Solutions, Inc. (“DST AMS”) is the Funds’ transfer agent.

Investment Advisory Services Provided By Royce

Royce receives advisory fees monthly as compensation for its services to the Funds. The annual rates of these fees, before any waiver or expense reimbursements to cap the expense ratios for A Class shares of certain Funds at specified levels as shown under each Fund’s respective“Fees and Expenses” table, are as follows:

Annual Rate of Fund’s Average Net Assets

Royce Pennsylvania Mutual Fund

• 1.00% of the first $50,000,000

• 0.875% of the next $50,000,000

• 0.75% of any additional average net assets

Royce Premier and Special Equity Funds

• 1.00% of the first $2,000,000,000

• 0.95% of the next $1,000,000,000

• 0.90% of the next $1,000,000,000

• 0.85% of any additional average net assets

2020 Actual Net Fees (After waivers, paid to Royce on average net assets)
Royce Pennsylvania Mutual Fund	0.76%
Royce Premier Fund	1.00%
Royce Special Equity Fund	1.00%

For a discussion of the basis of the Board’s most recent approval of the Funds’ investment advisory agreements, please see the Funds’ 2020 Semiannual Report to Shareholders.

16 | The Royce Fund Prospectus 2021

General Shareholder Information

Purchasing Shares

Each Fund’s A Class shares are offered only through certain broker-dealers and other financial intermediaries. Investment minimums, commissions, sales charges, discounts, waivers, policies, and procedures may differ between broker-dealers and other financial intermediaries and from those described in this Prospectus. Such third parties may convert Fund shares of one class held by you for shares of another class of that Fund in order to ensure compliance with such eligibility requirements, policies, and procedures. Such conversions would be effected solely on the basis of the relative net asset values of the respective shares to be converted without the imposition of any sales charges by the Fund or RFS. The class of shares received by you in such a conversion may be subject to higher fees and expenses than the class of shares held by you immediately prior to such conversion.

The Royce Fund reserves the right both to suspend the offering of any Fund’s shares to new investors and to reject any specific purchase request. The Funds do not offer their shares for sale outside of the United States.

The Royce Fund reserves the right to reinvest the proceeds from any dividends from net investment income, distributions from net realized capital gains, or redemptions of shares which a shareholder has chosen to receive by check if the check remains uncashed for more than 180 days. No interest will accrue on the amount of such uncashed checks, which will be reinvested in additional shares of the applicable Fund at the net asset value per share at the time of the reinvestment. If a shareholder has chosen to receive distributions in cash and a check remains uncashed for more than 180 days, subsequent dividends and distributions may be reinvested automatically in additional shares of the applicable Fund. In addition, a shareholder’s participation in an automatic withdrawal plan may be terminated if a check remains uncashed. These policies may be waived for closed accounts as well as for certain retirement or other qualified plans.

Customer Identification Program

To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. The Fund has appointed an anti-money laundering compliance officer. When you open a new account to buy shares of the Fund, the Fund or your financial intermediary may ask for your name, address, date of birth, Social Security or Taxpayer Identification Number, and other information that will allow the Fund to identify you. If the Fund or your financial intermediary is unable to adequately verify your identity within the time frames set forth in the law, your account may not be opened or your shares may be automatically redeemed. If the net asset value per share has decreased since your purchase, you will lose money as a result of this automatic redemption. If you need help completing your account application for direct investment in The Royce Funds please call Investor Services at (800) 221-4268.

Redeeming Shares

You may redeem shares in your account at any time. The Funds, however, are intended primarily for long-term investment purposes and are not intended to provide a means of speculating on short-term market movements. Please see “Frequent Trading of Fund Shares” below.

Sales Charges

You buy A Class shares at the offering price, which is the net asset value plus a sales charge. You pay a lower rate as the size of your investment increases to certain levels called breakpoints. You do not pay a sales charge on a Fund’s distributions or dividends that you reinvest in additional A Class shares.

The table below shows the rate of sales charge you pay, which depends on the amount you purchase. It also shows the amount of financial intermediary compensation that will be paid out of the sales charge when you buy shares from a financial intermediary. RFS will retain the full amount of any contingent deferred sales charge paid in connection with any such redemptions. Financial intermediaries will

AMOUNT OF INVESTMENT	SALES CHARGE AS A % OF OFFERING PRICE	SALES CHARGE AS A % OF NET AMOUNT INVESTED	FINANCIAL INTERMEDIARY COMMISSION AS A % OF OFFERING PRICE
Less than $25,000	5.25	5.54	4.75
$25,000 but less than $50,000	5.00	5.26	4.50
$50,000 but less than $100,000	4.50	4.71	4.00
$100,000 but less than $250,000	3.50	3.63	3.00
$250,000 but less than $500,000	2.50	2.56	2.25
$500,000 but less than $750,000	2.00	2.04	1.25
$750,000 but less than $1 million	1.50	1.52	1.25
$1 million or more1	-0-	-0-	up to 1.00

1 RFS may pay a commission of up to 1.00% to a financial intermediary for purchase amounts of $1 million or more. In such cases, starting in the thirteenth month after purchase, the financial intermediary will also receive an annual distribution and/or service fee of up to 0.25% of the average daily net assets represented by the A Class shares held by its clients. Prior to the thirteenth month, RFS will retain this fee. Where the financial intermediary does not receive the payment of this commission, the financial intermediary will instead receive the annual distribution and/or service fee starting immediately after purchase. Please contact your financial intermediary for more information.

The Royce Fund Prospectus 2021 | 17

receive a distribution and/or service fee payable on A Class shares at an annual rate of up to 0.25% of the average daily net assets represented by the A Class shares serviced by them.

Investments of $1,000,000 or More

You may buy A Class shares of a Fund at net asset value (without an initial sales charge) at certain financial intermediaries if the amount of such purchase, when combined with certain holdings of various Royce, Franklin Templeton, and Legg Mason funds, equals or exceeds $1,000,000. However, if you redeem these A Class shares within 18 months of purchase, you will pay a contingent deferred sales charge of 1.00%.

Qualifying for a Reduced A Class Sales Charge

Certain financial intermediaries may allow you to combine multiple purchases of shares of certain Royce, Franklin Templeton, and Legg Mason funds to take advantage of the breakpoints in the sales charge schedule for A Class shares. In order to take advantage of reductions in sales charges that may be available to you from these financial intermediaries when you purchase Fund shares, you must inform your financial intermediary if you are eligible for a letter of intent or a right of accumulation and if you own shares of certain other Royce, Franklin Templeton, and Legg Mason funds that are eligible to be aggregated with your purchases. Account statements may be necessary in order to verify your eligibility for a reduced sales charge.

With the Accumulation Privilege, certain financial intermediaries allow you to combine the current value of A Class shares of a Fund with shares of certain other Royce, Franklin Templeton, and Legg Mason funds owned by you or your spouse and children under the age of 21 with the dollar amount of your next purchase of A Class shares for purposes of calculating the initial sales charge.

If you hold A Class shares of a Fund in accounts at two or more financial intermediaries, please contact your financial intermediaries to determine which shares or units may be combined.

Certain financial intermediaries may allow shares of Franklin Templeton or Legg Mason money market funds acquired by exchange from other qualifying funds offered with a sales charge to be combined for purposes of the Accumulation Privilege. Shares of Franklin Templeton or Legg Mason money market funds that were not acquired by exchange from other funds offered with a sales charge may not be combined for purposes of the Accumulation Privilege. Please contact your financial intermediary for additional information.

With a Letter of Intent, certain financial intermediaries allow you to purchase A Class shares of the Funds over a 13-month period and pay the same sales charge, if any, as if all shares had been purchased at once. At the time you enter into the letter of intent, you select your asset goal amount from among the levels of investment specified under “Amount of Investment” in the table above. Generally, certain financial intermediaries will allow purchases of certain Royce, Franklin Templeton, and Legg Mason funds that are made during the 13-month period by you or your spouse and children under the age of 21 to be included under the letter of intent, based on the public offering price at the time of the purchase and any capital appreciation on those shares or units. In addition, such financial intermediaries may allow you to include the current value of any eligible holdings toward your asset goal amount.

If you hold shares of Royce, Franklin Templeton, and Legg Mason funds in accounts at two or more financial intermediaries, please contact your financial intermediaries to determine which shares may be credited toward your asset goal amount.

Certain financial intermediaries may allow shares of Franklin Templeton or Legg Mason money market funds acquired by exchange from other qualifying funds offered with a sales charge to be combined for purposes of a Letter of Intent.

If you do not meet your asset goal amount, shares in the amount of any sales charges due, based on the amount of your actual purchases, will be redeemed from your account.

Waivers for Certain A Class Investors

Initial sales charges for A Class shares are waived for certain types of investors, including:

•	Investors who redeemed at least the same amount of A Class shares of a Fund in the past 60 days, if the investor’s financial intermediary is notified

•	Trustees/directors and officers of any Royce-sponsored fund

•	Employees of Royce and its subsidiaries

•	Investors investing through certain Retirement Plans

•	Investors who rollover Fund shares from a qualified retirement plan into an individual retirement account administered on the same retirement plan platform

If you qualify for such a waiver of the A Class initial sales charge, you must notify your financial intermediary at the time of purchase and provide sufficient information at the time of purchase to permit verification that the purchase qualifies for the initial sales charge waiver.

Different financial intermediaries may impose different sales loads or offer different ways to reduce them. These variations are described at the end of this Prospectus in the appendix titled “Appendix A: Waivers and Discounts Available from Certain Financial Intermediaries.”

For additional information regarding waivers or reductions of A Class initial sales charges, contact your financial intermediary, consult the Funds’ Statement of Additional Information, or visit Royce’s website, www. royceinvest.com, and click on “Funds.” After you select the specific Fund, scroll to the bottom of the page and click on the disclosure labeled “Click here for Royce Funds sales charge and breakpoint information.”

Contingent Deferred Sales Charges

The contingent deferred sales charge is based on the net asset value at the time of purchase or redemption, whichever is less, and therefore you do not pay a sales charge on amounts representing appreciation or depreciation.

In addition, you do not pay a contingent deferred sales charge:

18 | The Royce Fund Prospectus 2021

•	When you exchange A Class shares for A Class shares of another Royce Fund

•	On A Class shares representing reinvested distributions and dividends

•	On A Class shares no longer subject to the contingent deferred sales charge

Each time you place a request to redeem shares, the Fund will first redeem any shares in your account that are not subject to a contingent deferred sales charge and then redeem the shares in your account that have been held the longest.

If you redeem A Class shares of a Fund and pay a contingent deferred sales charge, you may, under certain circumstances, reinvest all or part of the redemption proceeds within 60 days in A Class shares of another Royce Fund, or if permitted by your financial intermediary, in shares of a similar class of certain Franklin Templeton or Legg Mason funds, and receive pro rata credit for any contingent deferred sales charge imposed on the prior redemption. Please contact your financial intermediary for additional information.

RFS receives contingent deferred sales charges as partial compensation for its expenses in selling shares, including the payment of compensation to your financial intermediary.

Contingent Deferred Sales Charge Waivers

Financial intermediaries will generally waive the contingent deferred sales charge for A Class shares:

•	On payments made through certain systematic withdrawal plans

•	On certain distributions from a Retirement Plan

•	For Retirement Plans with omnibus accounts held on the books of the Fund

•	For involuntary redemptions of small account balances for 12 months following the death or disability of a shareholder

•	To have your contingent deferred sales charge waived, you must notify your financial intermediary at the time you redeem shares that you qualify for such a waiver.

Different financial intermediaries may offer different contingent deferred sales charge waivers. These variations are described at the end of this Prospectus in “Appendix A: Waivers and Discounts Available from Certain Financial Intermediaries.”

For additional information regarding waivers of contingent deferred sales charges, contact your financial intermediary, consult the Funds’ Statement of Additional Information or visit Royce’s website, www.royceinvest.com, and click on “Funds.” After you select the specific Fund, scroll to the bottom of the page and click on the disclosure labeled “Royce Funds sales charge and breakpoint information.”

Retirement and Institutional Investors — Eligible Investors

Retirement Plans

“Retirement Plans” include 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit-sharing plans, non-qualified deferred compensation plans, employer sponsored benefit plans (including health savings accounts), other similar employer-sponsored retirement and benefit plans, and individual retirement accounts that are administered on the same IRA recordkeeping platform and that invest in the Fund through a single omnibus account pursuant to a special contractual arrangement with the fund or the distributor. Retirement Plans do not include individual retirement vehicles, such as traditional and Roth IRAs (absent an exception that is explicitly described in this Prospectus), Coverdell education savings accounts, individual 403(b)(7) custodial accounts, Keogh plans, SEPs, SARSEPs, SIMPLE IRAs or similar accounts.

Retirement Plans with omnibus accounts held on the books of a Fund can generally invest in A Class shares.

Investors who rollover Fund shares from a Retirement Plan into an individual retirement account administered on the same retirement plan platform may hold, purchase, and exchange shares of the Fund to the same extent as the applicable Retirement Plan.

RFS does not pay a commission on the purchase price of A Class shares to financial intermediaries selling A Class shares to Retirement Plans with a direct omnibus relationship with the Fund. RFS may impose certain additional requirements. Please contact your financial intermediary for more information.

Other Retirement Plans

“Other Retirement Plans” include Retirement Plans investing through brokerage accounts and also include certain Retirement Plans with direct relationships to a Fund that are neither Institutional Investors nor investing through omnibus accounts. Other Retirement Plans and individual retirement vehicles, such as IRAs, are treated like individual investors for purposes of determining sales charges and any applicable sales charge reductions or waivers.

“Other Retirement Plans” do not include arrangements whereby an investor would rollover Fund shares from a Retirement Plan into an individual retirement account administered on the same retirement plan platform. Such arrangements are deemed to be “Retirement Plans” and are subject to the rights and privileges described under “Retirement and Institutional Investors — Eligible Investors — Retirement Plans.” Other Retirement Plan investors and individual retirement vehicles can generally invest in A Class shares.

Clients of Eligible Financial Intermediaries

“Clients of Eligible Financial Intermediaries” are investors who invest in a Fund through financial intermediaries that (i) charge such investors an ongoing fee for advisory, investment, consulting, or similar services, or (ii) have entered into an agreement with RFS to offer A Class shares through a no-load network or platform (“Eligible Investment Programs”). Such investors may include those who invest in a Fund through the program of a financial intermediary where the investor typically invests $10 million or more in assets under management in accounts with the financial intermediary (“Management Accounts”). Such investors may also include pension and profit-sharing plans, other employee benefit trusts, endowments, foundations, and corporations. Eligible Investment Programs may also include college savings vehicles

The Royce Fund Prospectus 2021 | 19

such as Section 529 plans and direct retail investment platforms through mutual fund “supermarkets,” where the sponsor links its client’s account (including IRA accounts on such platforms) to a master account in the sponsor’s name. The financial intermediary may impose separate investment minimums. Clients of Eligible Financial Intermediaries may generally invest in A Class shares.

Institutional Investors

“Institutional Investors” may include corporations, banks, trust companies, insurance companies, investment companies, foundations, endowments, defined benefit plans, and other similar entities. RFS or the financial intermediary may impose additional eligibility requirements or criteria to determine if an investor, including the types listed above, qualifies as an Institutional Investor. Institutional Investors may generally invest in A Class shares.

A Class shares — Retirement Plans

Retirement Plans may buy A Class shares. Under certain programs for current and prospective Retirement Plan investors sponsored by financial intermediaries, the initial sales charge and contingent deferred sales charge for A Class shares are waived where:

•	Such Retirement Plan’s recordkeeper offers only load-waived shares, and

•	Fund shares are held on the books of the Fund through an omnibus account.

RFS does not pay a commission on the purchase price of A Class shares to financial intermediaries selling A Class shares to Retirement Plans with a direct omnibus relationship with the Fund. However, for certain Retirement Plans that are permitted to purchase shares at net asset value, RFS may pay financial intermediaries commissions of up to 1.00% of the purchase price of the A Class shares that are purchased with regular ongoing plan contributions. Please contact your financial intermediary for more information.

Other Considerations

Plan sponsors, plan fiduciaries, and other financial intermediaries may choose to impose qualification requirements that differ from the Fund’s share class eligibility standards. In certain cases this could result in the selection of a share class with higher distribution and/or service fees than otherwise would have been charged. The Fund is not responsible for, and has no control over, the decision of any plan sponsor, plan fiduciary or financial intermediary to impose such differing requirements. Please consult with your plan sponsor, plan fiduciary, or financial intermediary for more information about available share classes. Your financial intermediary may not offer all share classes. Please contact your financial intermediary for additional details.

Other Redemption Information

The Funds will normally make redemptions in cash for shareholders who hold shares that are registered in their own name. Each Fund typically expects to send (via check, wire, or ACH) redemption payments to such shareholders within two business days after the transfer agent’s receipt of a redemption request in Good Order (as defined on pages XX-XX). For accounts held through financial intermediaries, the length of time that a Fund typically expects to pay redemption proceeds depends, in part, on the terms of the agreement in place between the financial intermediary and the Fund. For redemption proceeds for intermediary-held accounts that are paid either directly to you from a Fund or to your financial intermediary for transmittal to you, the Fund typically expects to make payments by wire, by ACH, or by issuing a check on the next business day following receipt of a redemption request in Good Order. Redemption requests that are processed through investment professionals that utilize the National Securities Clearing Corporation will generally settle one to three business days following receipt of a redemption request in Good Order. The financial intermediary, if applicable, is responsible for transmitting redemption proceeds to shareholders. Under certain circumstances and when deemed to be in the best interest of a Fund, redemption proceeds may take up to seven calendar days to be sent after receipt of a redemption request in Good Order. In addition, with respect to investors redeeming shares that were purchased by check or through ACH, redemption proceeds may not be sent until payment for the entire purchase is collected, which may take up to 15 calendar days.

The Funds typically expect to satisfy redemption requests either by using available cash (or cash equivalents) or by selling portfolio securities. The Funds may use other methods to satisfy redemption requests, including using a line of credit or participating in an inter-fund lending program in reliance on exemptive relief from the Securities and Exchange Commission (the SEC). These methods may be used during both normal and stressed market conditions.

In addition to paying redemption proceeds in cash, The Royce Fund reserves the right to satisfy a shareholder’s redemption request under certain circumstances by effecting a redemption-in-kind through a pro rata distribution of a Fund’s portfolio securities (allowing for adjustments to prevent distributions of restricted shares, fractional shares and odd-lot numbers of shares). Redemption in-kind proceeds will typically be made by delivering the selected securities to the redeeming shareholder within seven days after the receipt of a redemption request in Good Order. For these purposes, such securities will be valued at the same value assigned to them in calculating a Fund’s net asset value per share. If a Fund pays redemption proceeds by transferring portfolio securities in-kind to you, you may pay transaction costs to dispose of the securities, incur adverse tax consequences in connection with any such disposal, and receive less for them than the price at which they were valued for purposes of redemption.

The Royce Fund reserves the right to involuntarily redeem Fund shares in any account that falls below the minimum initial investment due to redemptions by the shareholder. If at any time the balance in an account does not have a value at least equal to the minimum initial investment, you may be notified that the value of your account is below a Fund’s minimum account balance requirement. You would have 60

20 | The Royce Fund Prospectus 2021

days to increase your account balance before the account is closed. Proceeds would be paid promptly to the shareholder.

The Royce Fund also may suspend redemption privileges or postpone payment for the Funds beyond seven days (1) for any period (A) during which the New York Stock Exchange (NYSE) is closed other than customary weekend and holiday closings or (B) during which trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which (A) disposal by a Fund of securities owned by it is not reasonably practicable or (B) it is not reasonably practicable for a Fund fairly to determine the value of its net assets; or (3) for such other periods as the SEC may by order permit for the protection of the Fund’s shareholders. The Royce Fund also reserves the right to revise or suspend the exchange privilege at any time.

Frequent Trading of Fund Shares

Large and frequent short-term trades in a Fund’s shares increase the administrative costs associated with processing its shareholder transactions. This kind of trading may also potentially interfere with the efficient management of a Fund’s portfolio and increase the costs associated with trading its portfolio securities. In addition, under certain circumstances frequent trading may dilute the returns earned on shares held by a Fund’s other shareholders.

The Board has determined that the Funds are not designed to serve as vehicles for frequent trading in response to short-term fluctuations in the securities markets, and has therefore adopted a policy intended to discourage shareholders from trading that could be detrimental to long-term shareholders of the Funds (the “Policy”).

The Policy provides that the Funds will monitor shareholder trading activity and will seek to restrict a shareholder’s trading privileges in a Fund if that shareholder is found to have engaged in multiple “Round Trip” transactions. A “Round Trip” is defined as a purchase (including subscriptions and exchanges) into a Fund either preceded or followed by a sale (including redemptions and exchanges) of the same or a similar number of shares out of the Fund within 30 days of the purchase. The Funds will make inquiries or take action against any such shareholder whose trading appears inconsistent with the Policy. Purchases and sales of Fund shares made through an automatic investment plan or systematic withdrawal plan or initiated by a third party to ensure compliance with its eligibility requirements, policies, and procedures are not considered when determining Round Trips.

The Funds may reject any purchase or exchange order by any investor for any reason, including orders the Funds believe are made by short-term investors. In particular, under the Policy the Funds reserve the right to restrict or reject purchases of shares (including exchanges) without prior notice whenever they detect a pattern of excessive trading.

With respect to accounts where shareholder transactions are processed, or records are kept, by third-party intermediaries, the Funds use reasonable efforts to monitor such accounts to detect suspicious trading patterns. Transactions placed through the same financial intermediary or omnibus account may be deemed part of a group for this purpose and therefore be rejected. For any account that is so identified, the Funds will make further inquiries and take any other necessary actions to enforce the Policy against the shareholder(s) trading through this account and, if necessary, the third-party intermediary maintaining this account. However, the Funds may not be able to determine that a specific order, especially an order made through an omnibus, retirement plan, or similar account, is short term or excessive and whether it may be disruptive to the Funds. There is no assurance, therefore, that the Funds will reject all such orders. The Funds do not have any arrangements with any investor or financial intermediary to permit frequent purchases and redemptions of their shares. The Funds may accept undertakings from intermediaries to enforce frequent trading policies on behalf of the Funds that provide a substantially similar level of protection against excessive trading.

Although the Funds will monitor shareholder transactions for certain patterns of excessive trading activity, there can be no assurance that all such trading activity can be identified, prevented, or terminated.

Net Asset Value per Share

Net asset value per share (NAV) is calculated by dividing the value of a Fund’s net assets by the number of its outstanding shares. Each Fund’s investments are valued based on market value or, if market quotations are not readily available, at their fair value as determined in good faith under procedures established by the Board. In certain cases, market value may be determined using information provided by a pricing service approved by the Board. Valuing securities at their fair values involves greater reliance on judgment than valuation of securities based on readily available market quotations. When using fair value methods to price securities, the Funds may value those securities higher or lower than another fund using not readily available market quotations or its own fair value methods to price the same securities. There can be no assurance that the Funds could obtain the fair value price assigned to a security if it were to sell the security at approximately the time at which the Fund determines its net asset value. Because trading hours for certain non-U.S. securities end before the close of the NYSE (generally 4 p.m. Eastern time), closing market quotations may become unreliable. If between the time trading ends on a particular security and the close of the customary trading session on the NYSE, events occur that are significant and may make the closing price unreliable, the Fund may fair value the security. If an issuer-specific event has occurred during this time that, in Royce’s judgment, is likely to have affected the closing price of a security, it may fair value the security. The Funds use an independent pricing service to provide fair value estimates for relevant non-U.S. equity securities on days when the U.S. market volatility exceeds a certain threshold. This pricing service uses proprietary correlations it has developed between the movement of prices of non-U.S. equity securities and indices of U.S.-traded securities, futures contracts, and other indications to estimate the fair value of relevant non-U.S. securities. The Funds value their non-U.S. securities in U.S. dollars on the basis of foreign currency exchange rates provided to the Funds by their custodian, State Street Bank and Trust Company. When fair value pricing is employed, the price of securities used by a Fund may differ from quotes or published prices for the same security. Certain bonds and other fixed income securities may be valued by reference to other securities

The Royce Fund Prospectus 2021 | 21

Net Asset Value (NAV) is the value of each Class of a Fund’s net assets divided by the number of its outstanding shares.

with comparable ratings, interest rates, and maturities, using established independent pricing services. Investments in money market funds are valued at net asset value per share.

The date on which your purchase, redemption, or exchange of shares is processed is the trade date, and the price used for the transaction is based on the next calculation of net asset value after the order is processed. The NAV for each Class of a Fund is calculated as of the close of regular trading on the NYSE (generally 4 p.m. Eastern time) and is determined every day that the NYSE is open. Securities in each Fund’s portfolio that primarily trade on a foreign exchange may change in value on a day that the Exchange is closed and the Fund’s shareholders are not able to redeem shares in the Fund. If the Fund, its transfer agent, or any other authorized agent receives your trade order by the close of regular trading on the NYSE, your order will receive that day’s NAV. If your order is received after the close of regular trading, it will receive the next business day’s NAV. If you place your order through a financial intermediary rather than with the Fund or its transfer agent directly, the financial intermediary is responsible for transmitting your order to the Fund’s transfer agent in a timely manner.

Portfolio Disclosure Policy

A description of the Funds’ policy and procedures with respect to the disclosure of its portfolio securities holdings is available in the Funds’ Statement of Additional Information on The Royce Funds’ website, www.royceinvest.com. The Funds’ complete portfolio holdings are also available on The Royce Funds’ website approximately 15 to 20 days after each calendar month end and remain available until the next month’s holdings are posted. The Funds’ portfolio holdings are also available on Form N-PORT, which is filed with the SEC within 60 days of the end of each fiscal quarter and can be obtained at www.sec.gov.

Reports

The Royce Fund mails shareholder reports semiannually and, to reduce expenses, may mail only one copy to shareholders with the same last name and sharing the same address. Directly registered shareholders can choose to receive separate report copies for accounts registered to different members of the same household by calling Investor Services at (800) 221-4268. Please allow 30 days for your request to be processed. Shareholders may also elect to receive these reports electronically. Please go to www.royceinvest.com/edelivery for more details.

Dividends, Distributions, and Taxes

The Funds pay any dividends from net investment income and make any distributions from net realized capital gains annually in December.

Unless you choose otherwise, dividends and distributions will be reinvested automatically in additional shares of the applicable Fund. Unless your account is an IRA or is otherwise exempt from taxation, dividends and distributions will be taxable to you whether paid in cash or reinvested in additional shares. The tax character of distributions (as ordinary income or capital gain) is determined at the Fund level and is not related to how long you have owned a Fund’s shares. Long-term capital gains and qualifying dividends received by a Fund (generally, dividends received from taxable domestic corporations) are eligible for taxation at a reduced rate that applies to non-corporate shareholders. To the extent a Fund makes any distributions derived from long-term capital gains and qualifying dividends, such distributions will generally be eligible for taxation to non-corporate shareholders at the reduced rate, provided (in the case of qualifying dividends) that certain holding period and other requirements are met.

Selling or exchanging shares is a taxable event, and you may realize a taxable gain or loss. Each Fund will report the proceeds of your redemption(s) to you. The tax consequences of a redemption depend on your cost basis and holding period, so you should retain all account statements for use in determining the tax consequences of redemptions. In addition, each Fund is generally required by law to provide you and the Internal Revenue Service (the “IRS”) with cost basis information on the redemption or exchange of any of your shares in a Fund purchased on or after January 1, 2012 (including any shares that you acquire through reinvestment of distributions).

If you redeem shares of a Fund held for six months or less, and you received a capital gain distribution from the Fund during the time you held the shares, you will be required to treat any loss on the redemption as a long-term capital loss up to the amount of the distribution.

You should carefully consider the tax implications of purchasing shares shortly before a distribution. At the time of purchase, a Fund’s net asset value may include undistributed income or capital gains. When the Fund subsequently distributes these amounts, they are taxable to you, even though the distribution is economically a return of part of your investment.

In certain circumstances, you may be subject to back-up withholding taxes on distributions to you from a Fund if you fail to provide the Fund with your correct Social Security Number or other taxpayer identification number, or to make required certifications, or if you have been notified by the IRS that you are subject to back-up withholding.

A 3.8% Medicare contribution tax is imposed on the net investment income (which includes interest, dividends, and capital gains) of U.S. individuals with income exceeding $200,000 or $250,000 if married filing jointly, and of certain trusts and estates.

Always consult a tax advisor with questions about federal, state, or local tax consequences. Please see the Funds’ Statement of Additional Information for additional U.S. federal income tax information.

Contractual Arrangements

The Trust is party to contractual arrangements with various parties who provide services to the Funds, including Royce, RFS, State Street, and DST AMS, among others. Fund shareholders are not parties to, or intended (“third party”) beneficiaries of, any such contractual arrangements, and such contractual arrangements are not intended to create in any individual investor or group of investors any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Trust or any Fund.

Also, while this Prospectus and the Statement of Additional Information describe pertinent information about the Trust and the Funds, neither this Prospectus nor the Statement of Additional Information represents a contract between the Trust or any Fund and any shareholder or any other party.

Escheatment

Mutual fund accounts can be considered abandoned property. States increasingly are looking at inactive mutual fund accounts as possible abandoned or unclaimed property. Under certain circumstances, the Trust may be legally obligated to escheat (or transfer) an investor’s account to the appropriate state’s unclaimed property administrator. Neither the Trust nor any Fund will be liable to investors or their representatives for good faith compliance with state unclaimed or abandoned property (escheatment) laws. If you invest in a Fund through a financial intermediary, we encourage you to contact the financial intermediary regarding applicable state escheatment laws.

Escheatment laws vary by state, and states have different criteria for defining inactivity and abandoned property. Generally, a mutual fund account may be subject to “escheatment” (i.e., considered to be abandoned or unclaimed property) if the account owner has not initiated any activity in the account or contacted the fund for an “inactivity period” as specified in applicable state laws. If the Trust or its service providers are unable to establish contact with an investor, the Trust will determine whether the investor’s account must legally be considered abandoned and whether the assets in the account must be transferred to the appropriate state’s unclaimed property administrator. Typically, an investor’s last known address of record determines the state that has jurisdiction.

22 | The Royce Fund Prospectus 2021

Appendix A: Waivers and Discounts Available from Certain Financial Intermediaries

The Royce Fund Prospectus 2021 | 23

A-1 | The Royce Fund Prospectus 2021

back cover

GO

PAPERLESS

Sign up for eDelivery at
www.royceinvest.com/edelivery

TheRoyceFunds

More information on The Royce Fund is available free upon request, including the following:

Annual/Semiannual Reports

Additional information about a Fund’s investments, together with a discussion of market conditions and investment strategies that significantly affected the Fund’s performance, is available in the Funds’ annual and semiannual reports to shareholders. These reports are also available (without charge) online at www.royceinvest.com/literature and upon request, by calling (800) 421-4268.

Statement of Additional Information (“SAI”)

This SAI Provides more details about The Royce Fund and its policies. A current SAI is available at www.royceinvest.com/literature and upon request, by calling (800) 421-4268. It is also on file with the Securities and Exchange Commission (“SEC’) and is incorporated by reference into this Prospectus (is legally considered part of this prospectus).

To obtain more information:

By Mail: The Royce Funds, 745 Fifth Avenue, New York, NY 10151

By Telephone: (800) 221-4268

Through the Internet: Prospectuses, applications, IRA forms, and additional information are available through our website at www.royceinvest.com/literature.

Text only versions of the Funds’ prospectus, SAI, and other documents filed with the SEC can be viewed online or downloaded from www.sec.gov.

You can also obtain copies of documents filed with the SEC by visiting the SEC’s Public Reference Room in Washington, DC (telephone (202) 551-8090) or by sending your request and a duplicating fee to the SEC’s Public Reference Section, Washington, DC 20549-1520. You may also make your request by e-mail at publicinfo@sec.gov after paying a duplicating fee.

SEC File # 811-03599 A-PRO-042321

TRF-ASAI-0421

THE ROYCE FUND

STATEMENT OF ADDITIONAL INFORMATION

THE ROYCE FUND (the “Trust”), a Delaware statutory trust, is an open-end registered management investment company, which offers investors the opportunity to invest in eleven separate portfolios or series. This Statement of Additional Information (this “SAI”) relates to A Class shares of three series of the Trust (each, a “Fund” and collectively, the “Funds”). Each Fund is a “diversified” fund within the meaning of the Investment Company Act of 1940 (the “1940 Act”). The three Funds and the ticker symbols for their A Class shares are listed below:

Fund	Share Class	Ticker Symbol
Royce Pennsylvania Mutual Fund	A Class	PAHPX
Royce Premier Fund	A Class	RAAFX
Royce Special Equity Fund	A Class	PAHQX

This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Funds’ current statutory Prospectus relating to their A Class shares, dated April 23, 2021 (the “Prospectus”). Please retain this document for future reference. The audited financial statements included in the Funds’ Annual Reports to Shareholders for the fiscal year ended December 31, 2020 (SEC Accession No. 0000949377-21-000044) are incorporated herein by reference. To obtain an additional copy of the Prospectus or the Annual Report to Shareholders, without a charge, please call Investor Information at (800) 221-4268.

Investment Adviser	Transfer Agent
Royce Investment Partners (“Royce”)[1]	DST Asset Manager Solutions, Inc.

Distributor	Custodian
Royce Fund Services, LLC (“RFS”)	State Street Bank and Trust Company

April 23, 2021

1 Royce & Associates, LP is a Delaware limited partnership that primarily conducts its business under the name Royce Investment Partners.

OTHER INVESTMENT STRATEGIES

In addition to the principal investment strategies described in their respective Prospectuses, each Fund may invest the balance of its assets as described below.

ROYCE PENNSYLVANIA MUTUAL FUND – in securities of companies with stock market capitalizations greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution and non-convertible preferred stocks and debt securities. This Fund does not focus its investments in companies that do business in the State of Pennsylvania.

ROYCE PREMIER FUND – in securities of companies with stock market capitalizations greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution, non-convertible preferred stocks and debt securities.

ROYCE SPECIAL EQUITY FUND – in common stocks and convertible securities of companies with market capitalizations greater than that of the largest company in the Russell 2000® Index at the time of its most recent reconstitution and non-convertible preferred stocks and debt securities.

INVESTMENT POLICIES AND LIMITATIONS

Listed below are the Funds’ fundamental investment policies and limitations and operating policies. A Fund’s fundamental investment policies cannot be changed without the approval of a “majority of the outstanding voting securities” (as defined in the 1940 Act) of the Fund. Except for the fundamental investment policies set forth below, the investment policies and limitations described in this Statement of Additional Information and the Funds’ investment objectives are operating policies and may be changed by the Board of Trustees of the Trust (the “Board”) without shareholder approval. However, shareholders will be notified prior to a material change in an operating policy affecting a Fund in which they beneficially own shares.

Unless otherwise expressly noted, compliance with each Fund’s investment policies and limitations will be determined immediately after or at the time of the acquisition of the security or relevant asset except for Fundamental Policy No. 4, with which the Funds must comply on a continuous basis. Accordingly, any subsequent change in values, net assets or other circumstances will not be considered in determining whether an investment complies with a Fund’s investment policies and limitations (other than for Fundamental Policy No. 4). In the event the percentage of a Fund’s assets invested in illiquid securities exceeds the applicable limit set forth in Fundamental Policy No. 8 due to a subsequent change in values, net assets, or other circumstances, the Fund will consider, based on all relevant facts and circumstances, taking appropriate measures to reduce the percentage of its assets invested in illiquid securities in an orderly fashion. No Fund, however, will be required to sell illiquid securities if the percentage of its assets invested in such securities exceeds the applicable limit set forth in Fundamental Policy No. 8 due to a subsequent change in values, net assets, or other circumstances.

No Fund may, as a matter of fundamental policy:

1.	Issue any senior securities;

2.	Purchase securities on margin or write call options on its portfolio securities;

3.	Sell securities short;

4.	Borrow money, except that each of the Funds may borrow money from banks as a temporary measure for extraordinary or emergency purposes in an amount not exceeding 5% of such Fund’s total assets;

5.	Underwrite the securities of other issuers;

6.	Invest more than 25% of its total assets in the securities of foreign issuers in the case of Royce Special Equity Fund. Royce Pennsylvania Mutual Fund and Royce Premier Fund are not subject to this restriction;

7.	Invest in restricted securities (except for Royce Pennsylvania Mutual Fund and Royce Premier Fund, each of which is not subject to this restriction), or in repurchase agreements which mature in more than seven days;

8.	Invest more than 10% (15% for Royce Special Equity Fund) of its assets in securities for which market quotations are not readily available (i.e., illiquid securities) (except for Royce Pennsylvania Mutual Fund, which is not subject to any such limitation);

9.	Invest, with respect to 75% of its total assets, more than 5% of its assets in the securities of any one issuer (except U.S. Government securities);

10.	Invest more than 25% of its assets in any one industry;

11.	Acquire more than 10% of the outstanding voting securities of any one issuer;

12.	Purchase or sell real estate or real estate mortgage loans or invest in the securities of real estate companies unless such securities are publicly-traded;

13.	Purchase or sell commodities or commodity contracts;

14.	Make loans, except for purchases of portions of issues of publicly-distributed bonds, debentures and other securities, whether or not such purchases are made upon the original issuance of such securities, and except that each Fund may loan up to 25% of its assets to qualified brokers, dealers or institutions for their use relating to short sales or other securities transactions (provided that such loans are fully collateralized at all times);

15.	Invest in companies for the purpose of exercising control of management;

16.	Purchase portfolio securities from or sell such securities directly to any of the Trust’s Trustees, officers, employees or investment adviser, as principal for their own accounts; or

17.	Invest more than 5% of its total assets in warrants, rights and options.

Certain operating policies of the Funds are set forth below. Such operating policies may be changed by the Board without shareholder approval.

No Fund may, as a matter of operating policy, invest more than 5% of its net assets in lower-rated (high-risk) non-convertible debt securities.

Royce Special Equity Fund may not, as a matter of operating policy:

1.	Invest more than 10% of its assets in the securities of foreign issuers;

2.	Invest more than 5% of its assets in securities for which market quotations are not readily available; or

3.	Invest more than 5% of its assets in the securities of other investment companies.

Royce Pennsylvania Mutual Fund and Royce Premier Fund may not, as a matter of operating policy, invest more than 25% of their net assets in the securities of foreign issuers.

Royce Pennsylvania Mutual Fund and Royce Premier Fund may not, as a matter of operating policy, invest more than 5% of their net assets in the securities of companies that are headquartered in developing countries.

Royce Pennsylvania Mutual Fund and Royce Premier Fund may not, as a matter of operating policy, invest more than 15% of their net assets in restricted securities.

For purposes of Fundamental Policy No. 6, the Trust does not consider foreign government securities to be the securities of foreign issuers.

For purposes of Fundamental Policy No. 7, the Trust does not consider securities to be “restricted” if they may be sold by the Funds without restriction in the market in which they are primarily traded, outside the United States.

The Trust interprets Fundamental Policies No. 7 and No. 8 to preclude any Fund from investing more than 10% (15% for Royce Special Equity Fund) of its net assets in illiquid securities.

For purposes of Fundamental Policy No. 14, the Trust does not consider repurchase agreements or the purchase of debt securities, bank certificates of deposit and other similar securities, in accordance with the Funds’ investment policies, to be loans.

Each Fund may invest in the securities of other investment companies (open or closed-end) to the extent permitted under the 1940 Act (except for Royce Special Equity Fund which may invest up to 5% of its total assets in the securities of other investment companies). Notwithstanding the above, the Funds as a matter of operating policy are prohibited from purchasing shares of other investment companies in excess of the limits set forth in the 1940 Act in reliance on the following statutory exceptions to such limits: (i) where the acquiring company and the acquired company are part of the same group of investment companies; and (ii) where the acquiring company and its affiliated persons acquire up to 3% of the outstanding stock of an investment company and such acquiring company has not offered or sold and is not proposing to offer or sell any security which includes a sales load of more than 1.5%.

Illiquid securities include securities subject to contractual or legal restrictions on resale because they are not registered under the Securities Act of 1933 (the “Securities Act”) and other securities for which market quotations are not readily available. Securities which are not registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer, a control person of the issuer or another investor holding such securities.

A large institutional market has developed for these unregistered privately placed restricted securities, including foreign securities. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer’s ability to honor a demand for repayment. Notwithstanding the fact that these securities may be subject to contractual or legal restrictions on resale to the general public or to certain institutions, unregistered securities that can be sold in accordance with Rule 144A under the Securities Act will not be considered illiquid so long as Royce determines that an adequate trading market exists for the security. Rule 144A allows an institutional trading market for securities otherwise subject to restriction on resale to the general public. An insufficient number of qualified institutional buyers interested in purchasing certain restricted securities held by the Funds, however, could adversely affect the marketability of such portfolio securities, and the Funds might be unable to dispose of such securities promptly or at reasonable prices.

RISK FACTORS AND SPECIAL CONSIDERATIONS

Equity Securities

Each Fund invests in equity securities to the extent set forth in its Prospectus. For these purposes, “equity security” has the meaning set forth in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Common stocks, preferred stocks, convertible securities, warrants, rights, and options are some examples of equity securities in which the Funds may invest. Generally, preferred stock has a specified dividend and ranks after bonds and before common stocks in its claim on the company’s income for purposes of receiving dividend payments and on the company’s assets in the event of liquidation. Convertible securities have characteristics of both debt securities (which is generally the form in which they are first issued) and equity securities (which is what they can be converted into).

Funds’ Rights as Stockholders

No Fund may invest in a company for the purpose of exercising control of management. However, a Fund may exercise its rights as a stockholder and communicate its views on important matters of policy to the company’s management or its board of directors and/or other stockholders if Royce or the Board determines that such matters could have a significant effect on the value of the Fund’s investment in the company. The activities that a Fund may engage in, either individually or in conjunction with others, may include, among others, supporting or opposing proposed changes in a company’s corporate structure or business activities; seeking changes in a company’s board of directors or management; seeking changes in a company’s direction or policies; seeking the sale or reorganization of a company or a portion of its assets; or supporting or opposing third party takeover attempts. This area of corporate activity is increasingly prone to litigation, and it is possible that a Fund could be involved in lawsuits related to such activities. Royce will monitor such activities with a view to mitigating, to the extent possible, the risk of litigation against the Funds and the risk of actual liability if a Fund is involved in litigation. However, no guarantee can be made that litigation against a Fund will not be undertaken or expenses or liabilities incurred.

A Fund may, at its expense or in conjunction with others, pursue litigation or otherwise exercise its rights as a security holder to seek to protect the interests of security holders if Royce and the Board determine this to be in the best interests of a Fund’s shareholders.

Securities Lending

Each Fund may lend up to 25% of its assets to brokers, dealers and other financial institutions. Securities lending allows a Fund to retain ownership of the securities loaned and, at the same time, to earn additional income. Since there may be delays in the recovery of loaned securities or even a loss of rights in collateral supplied should the borrower fail financially, loans will be made only to parties that participate in a Global Securities Lending Program organized and monitored by the Funds’ custodian and who are deemed by it to satisfy its requirements. Furthermore, such loans will be made only if, in Royce’s judgment, the consideration to be earned from such loans would justify the risk. Collateral supplied from the borrower that is re-invested is subject to market and other investment-related risks.

The current view of the staff of the Securities and Exchange Commission (the “Commission”) is that a Fund may engage in such loan transactions only under the following conditions: (i) the Fund must receive 100% collateral in the form of cash or cash equivalents from the borrower; (ii) the borrower must increase the collateral whenever the market value of the securities loaned (determined on a daily basis) rises above the value of the collateral; (iii) after giving notice, the Fund must be able to terminate the loan at any time; (iv) the Fund must receive reasonable interest on the loan or a flat fee from the borrower, as well as amounts equivalent to any dividends, interest or other distributions on the securities loaned and to any increase in market value; (v) the Fund may pay only reasonable custodian fees in connection with the loan; and (vi) the Fund must be able to vote proxies on the securities loaned, either by terminating the loan or by entering into an alternative arrangement with the borrower.

Lower-Rated (High-Risk) and Investment Grade Debt Securities

Each Fund may invest up to 5% of its net assets in lower-rated (high-risk) non-convertible debt securities. These speculative securities are commonly referred to as “below investment grade” securities or “junk” bonds. They may be rated from Ba to Ca by Moody’s Investors Service, Inc. or from BB to D by Standard & Poor’s or may be unrated. These securities have poor protection with respect to the payment of interest and repayment of principal and may be in default or about to be in default as to the payment of principal or interest. These securities are often considered to be speculative and involve greater risk of loss or price changes due to changes in the issuer’s capacity or perceived capacity to make timely payment of principal and interest. The market prices of lower-rated (high-risk) debt securities may fluctuate more than those of higher-rated debt securities and may decline significantly in periods of general economic difficulty, which may follow periods of rising interest rates.

The market for lower-rated (high-risk) debt securities may be thinner and less active than that for higher-rated debt securities, which can adversely affect the prices at which the former are sold. If market quotations cease to be readily available for a debt security rated “below investment grade” in which a Fund has invested, the security will then be valued in accordance with procedures established by the Board. Judgment and other subjective factors play a greater role in the valuation of lower-rated (high-risk) debt securities than securities for which more external sources for quotations and last sale information are available. Adverse publicity and changing investor perceptions may adversely affect the value of a Fund’s investment in lower-rated (high-risk) debt securities along with its ability to dispose of that investment.

Since the risk of default is higher for “junk bonds”, Royce’s research and credit analysis may play an important part in managing securities of this type for the Funds. In considering such investments for the Funds, Royce will attempt to identify those issuers of lower-rated (high-risk) debt securities whose financial condition is adequate to meet future obligations or has improved or is expected to improve in the future. Royce’s analysis may focus on relative values based on such factors as interest or dividend coverage, asset coverage, earnings prospects and the experience and managerial strength of the issuer.

Each of the Funds may also invest in non-convertible debt securities in the lowest rated category of investment grade debt. Such securities may have speculative characteristics, and adverse changes in economic conditions or other circumstances are more likely to lead to a weakened capacity to make principal and interest payments than is the case with higher grade securities.

The Funds may also invest in investment grade non-convertible debt securities. Such securities include those rated Aaa by Moody’s (which are considered to be of the highest credit quality and where the capacity to pay interest and repay principal is extremely strong), those rated Aa by Moody’s (where the capacity to repay principal is considered very strong, although elements may exist that make risks appear somewhat larger than expected with securities rated Aaa), securities rated A by Moody’s (which are considered to possess adequate factors giving security to principal and interest) and securities rated Baa by Moody’s (which are considered to have an adequate capacity to pay interest and repay principal, but may have some speculative characteristics) without regard to gradations within those ratings categories.

Foreign Investments

Royce Special Equity Fund may invest up to 10% of its total assets in the securities of companies that are headquartered in foreign countries while each of Royce Pennsylvania Mutual Fund and Royce Premier Fund may invest up to 25% of its net assets in the securities of companies that are headquartered in foreign countries. In addition, each Fund may invest in securities of companies whose economic fortunes are linked to foreign countries but do not meet the Fund’s definition of a foreign security (i.e., a security issued by a company that is headquartered in a foreign country). To the extent a Fund invests in this manner, the percentage of the Fund’s portfolio that is exposed to foreign country risks may be greater than the percentage of the Fund’s assets that the Fund defines as representing foreign securities.

Foreign investments involve certain risks which typically are not present in securities of domestic issuers. There may be less information available about a foreign company than a domestic company; foreign companies may not be subject to accounting, auditing and reporting standards and requirements comparable to those applicable to domestic companies; and foreign markets, brokers and issuers are generally subject to less extensive government regulation than their domestic counterparts. Markets for foreign securities may be less liquid and may be subject to greater price volatility than those for domestic securities. Foreign brokerage commissions and custodial fees are generally higher than those in the United States. Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, thereby making it difficult to conduct such transactions. Delays or problems with settlements might affect the liquidity of a Fund’s portfolio. Foreign investments may also be subject to local economic and political risks, political, economic and social instability, confiscatory taxation, foreign exchange controls, military action or unrest or adverse diplomatic developments, and possible nationalization of issuers or expropriation of their assets, which might adversely affect the value of the Fund’s foreign investments along with its ability to dispose of those investments. Investments in foreign securities also may be subject to possible difficulties in obtaining and/or enforcing legal judgments in foreign courts; restrictions or prohibitions on foreign investment, including prohibitions or restrictions on investments in specific industries or market sectors; limitations on the total amount or type of position in any single issue; and possible imposition by foreign governments of prohibitions or substantial restrictions on foreign investments in their capital markets or in certain industries. Royce may not be able to anticipate these potential events or counter their effects. Furthermore, some foreign securities are subject to brokerage taxes levied by foreign governments, which have the effect of increasing the cost of such investment and reducing the realized gain or increasing the realized loss on such securities at the time of sale.

Although changes in foreign currency rates may adversely affect the value of the Funds’ foreign investments, Royce does not expect to hedge against declines in the U.S. dollar or to lock in the value of any foreign securities it purchases on behalf of the Funds. Consequently, the risks associated with such investments may be greater than if the Funds were to engage in foreign currency hedging transactions.

Exchange control regulations in such foreign markets may also adversely affect the value of the Funds’ foreign investments and the Funds’ ability to make certain distributions necessary to maintain their eligibility as regulated investment companies and avoid the imposition of income and excise taxes may, to that extent, be limited.

The risk factors noted above are generally heightened for investments in developing countries. Developing countries may have relatively unstable governments, economies based on only a few industries and securities markets that trade a small number of securities. See “Developing Countries” below.

The Funds may purchase the securities of foreign companies in the form of American Depositary Receipts (“ADRs”). ADRs are certificates held in trust by a bank or similar financial institution evidencing ownership of securities of a foreign-based issuer. Designed for use in U.S. securities markets, ADRs are alternatives to the purchase of the underlying foreign securities in their national markets and currencies.

Depositories may establish either unsponsored or sponsored ADR facilities. While ADRs issued under these two types of facilities are in some respects similar, there are distinctions between them relating to the rights and obligations of ADR holders and the practices of market participants. A depository may establish an unsponsored facility without participation by (or even necessarily the acquiescence of) the issuer of the deposited securities, although typically the depository requests a letter of non-objection from such issuer prior to the establishment of the facility. Holders of unsponsored ADRs generally bear all the costs of such facilities. The depository usually charges fees upon the deposit and withdrawal of the deposited securities, the conversion of dividends into U.S. dollars, the disposition of non-cash distributions and the performance of other services. The depository of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited securities or to pass through voting rights to ADR holders in respect of the deposited securities. Depositories create sponsored ADR facilities in generally the same manner as unsponsored facilities, except that the issuer of the deposited securities enters into a deposit agreement with the depository. The deposit agreement sets out the rights and responsibilities of the issuer, the depository and the ADR holders. With sponsored facilities, the issuer of the deposited securities generally will bear some of the costs relating to the facility (such as deposit and withdrawal fees). Under the terms of most sponsored arrangements, depositories agree to distribute notices of shareholder meetings and voting instructions and to provide shareholder communications and other information to the ADR holders at the request of the issuer of the deposited securities.

Developing Countries

As a matter of operating policy, each of Royce Pennsylvania Mutual Fund and Royce Premier Fund may not invest more than 5% of its net assets in the securities of companies that are headquartered in developing countries. Although Royce Special Equity Fund is not subject to a specific limitation on its ability to invest in the securities of companies that are headquartered in developing countries, such Fund may only invest up to 10% of its total assets in the securities of companies that are headquartered in foreign countries.

Generally, developing countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea, Taiwan, Bermuda, Israel, and Western European countries (which include, Austria, Belgium, Denmark, France, Finland, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom). The risk factors noted above in “Foreign Investments” are generally heightened for investments in developing countries. A number of developing countries restrict, to varying degrees, foreign investment in stocks. Repatriation of investment income, capital, and the proceeds of sales by foreign investors may require governmental registration and approval in some developing countries. A number of the currencies of developing countries have experienced significant declines against the U.S. dollar in recent years, and devaluation may occur subsequent to investment in these countries by the Funds. Inflation and rapid fluctuations in inflation rates have had and may continue to have negative effects on the economies and securities markets of certain developing countries. Many of the securities markets in developing countries are relatively small or less diverse, have low trading volumes, suffer periods of relative illiquidity and are characterized by significant price volatility. Developing countries may have antiquated legal systems with existing laws and regulations that are inconsistently applied. Generally, developing countries are not subject to as extensive and frequent accounting and financial reporting requirements as in the United States. Transaction costs, including brokerage commissions and dealer mark-ups in developing countries may be higher than in the United States or other developed countries. Investments in developing countries also are subject to the risk that a future economic or political crisis could lead to price controls, forced mergers of companies, expropriation or confiscatory taxation, seizure, nationalization, or creation of government monopolies, any of which may have a detrimental effect on the value of the Funds’ investments. In addition, each Fund may invest in securities of companies whose economic fortunes are linked to developing countries but do not meet the Fund’s definition of a developing country security. To the extent a Fund invests in this manner, the percentage of the Fund’s portfolio that is exposed to developing country risks may be greater than the percentage of the Fund’s assets that the Fund defines as representing developing country securities.

Investments in Other Investment Companies and Exchange-Traded Funds

The Funds (except for Royce Special Equity Fund, which may invest up to 5% of its total assets in the securities of other investment companies) may purchase, sell and invest in the securities of other investment companies, including money market funds, exchange-traded funds (“ETFs”), registered open-end and closed-end funds, and unregistered funds to the extent permitted under the 1940 Act. As a result, to the extent a Fund invests in another investment company, the investment performance of the Fund will be directly impacted by the investment performance of that investment company. Likewise, a Fund will be exposed to the same risks as such investment companies in direct proportion to the allocation of its assets among those investment companies. In addition, when a Fund invests in another investment company, the Fund’s shareholders must bear not only their proportionate share of the Fund’s fees and expenses, but they also must bear indirectly the fees and expenses of the other investment company.

ETFs are ownership interests in registered open-end funds, unit investment trusts, and other pooled investment vehicles that are traded on an exchange and that hold a portfolio of securities or other financial instruments (the “Underlying Assets”). The Underlying Assets are typically selected to correspond to the securities that comprise a particular broad based, sector or international index, or to provide exposure to a particular industry, sector or asset class. The relevant Funds also may, from time to time, purchase ETFs that sell short a portfolio of securities or other financial asset. An investment in an ETF involves risks similar to investing directly in the Underlying Assets, including the risk that the value of the Underlying Assets may fluctuate in accordance with changes in the financial condition of their issuers, the value of securities and other financial instruments generally, and other market factors. The relevant Funds also may invest in ETFs that use financial derivatives or leverage in an attempt to provide a multiple of the returns of an underlying index or other financial asset on a daily basis or an inverse of those returns. Investment exposure to leveraged or inverse ETFs may increase a Fund’s volatility and magnify any losses.

The performance of an ETF will be reduced by transaction and other expenses, including fees paid by the ETF to service providers. Investors in ETFs are eligible to receive their portion of dividends, if any, accumulated on the securities held in the portfolio, less fees and expenses of the ETF.

If an ETF is an investment company, unless an exemption has been obtained from the Commission, the limitations applicable to the relevant Funds’ ability to purchase securities issued by other investment companies will apply.

Repurchase Agreements

In a repurchase agreement, a Fund in effect makes a loan by purchasing a security and simultaneously committing to resell that security to the seller at an agreed upon price on an agreed upon date within a number of days from the date of purchase. The resale price reflects the purchase price plus an agreed upon incremental amount which is unrelated to the coupon rate or maturity of the purchased security. A repurchase agreement requires or obligates the seller to pay the agreed upon price, which obligation is in effect secured by the value (at least equal to the amount of the agreed upon resale price and marked to market daily) of the underlying security.

The Funds may engage in repurchase agreements which mature in seven days or less, provided that such agreements are collateralized by cash or securities issued by the U.S. Government or its agencies. While it does not presently appear possible to eliminate all risks from these transactions (particularly the possibility of a decline in the market value of the underlying securities, as well as delays and costs to the Funds in connection with bankruptcy proceedings), it is the policy of the Trust to enter into repurchase agreements only with recognized securities dealers, banks and Fixed Income Clearing Corporation, a securities clearing agency registered with the Commission, each determined by Royce to represent acceptable credit risk.

Warrants, Rights and Options

Each Fund may invest up to 5% of its total assets in warrants, rights and options. A warrant, right or call option entitles the holder to purchase a given security within a specified period for a specified price and does not represent an ownership interest. A put option gives the holder the right to sell a particular security at a specified price during the term of the option. These securities have no voting rights, pay no dividends and have no liquidation rights. In addition, their market prices are not necessarily correlated with the market prices of the underlying securities.

The sale of warrants, rights or options held for more than one year generally results in a long-term capital gain or loss to a Fund, and the sale of warrants, rights or options held for one year or less generally results in a short term capital gain or loss. The holding period for securities acquired upon exercise of a warrant, right or call option, however, generally begins on the day after the date of exercise, regardless of how long the warrant, right or option was held. The securities underlying warrants, rights and options could include shares of common stock of a single company or securities market indices representing shares of the common stocks of a group of companies, such as the S&P Small-Cap 600.

Investing in warrants, rights and call options on a given security allows a Fund to hold an interest in that security without having to commit assets equal to the market price of the underlying security and, in the case of securities market indices, to participate in a market without having to purchase all of the securities comprising the index. Put options, whether on shares of common stock of a single company or on a securities market index, would permit a Fund to protect the value of a portfolio security against a decline in its market price and/or to benefit from an anticipated decline in the market price of a given security or of a market. Thus, investing in warrants, rights and options permits a Fund to incur additional risk and/or to hedge against risk.

Borrowing

Each Fund may not borrow money from banks other than as a temporary measure for extraordinary or emergency purposes in an amount not exceeding 5% of its total assets.

Investments by Affiliated and Non-Affiliated “Funds of Funds” in the Funds

Certain affiliated and non-affiliated investment companies may invest in the Funds. These investment companies are referred to as “funds of funds” because they invest primarily in other investment companies.

From time to time, a Fund may experience relatively large redemptions or investments due to rebalancings of the assets of a fund of funds that are invested in such Fund. In the event of such redemptions or investments, a Fund could be required to sell securities or to invest cash at a time when it is not advantageous to do so. If this were to occur, the effects of these rebalancing trades or investments by the fund of funds could adversely affect the Fund’s investment performance. Redemptions of Fund shares due to rebalancings could also accelerate the realization of taxable capital gains in a Fund and might increase brokerage and/or other transaction costs.

The Funds’ investment adviser, Royce Investment Partners, may be subject to potential conflicts of interest in connection with investments by affiliated funds of funds. For example, Royce may have an incentive to permit an affiliated fund of funds to become a more significant shareholder (with the potential to cause greater disruption) than would be permitted for an unaffiliated investor. Royce has committed to the Board that it will resolve any potential conflict in the best interests of the shareholders of a Fund in accordance with its fiduciary duty to the Fund. As necessary, Royce will take such actions as it deems appropriate to minimize potential adverse impacts, including redemption of shares in-kind, rather than in cash. Similar issues may result from investment in a Fund by Section 529 plans.

* * *

Royce believes that each Fund is suitable for investment only by investors who: (i) can invest without concern for current income and (ii) are in a financial position to assume above-average risks in the search for long-term capital appreciation.

MANAGEMENT OF THE TRUST

The following tables set forth certain information as to each Trustee and officer of the Trust. The Trustees have oversight responsibility for the Trust’s operations and are subject to various duties imposed on directors of registered investment companies under the 1940 Act and state law.

Name, Age, and Address of Interested Trustee	Position(s) Held With Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Public Company Directorships Held during Past Five Years
Christopher D. Clark (55) 745 Fifth Avenue New York, NY 10151	Trustee and President	Since 2014	Chief Executive Officer (since July 2014), Co-Chief Investment Officer (since January 2014), Managing Director and, since June 2015, a Member of the Board of Managers of Royce, having been employed by Royce since May 2007.	16	None

*Each Trustee will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal. All of the Trust’s Trustees are also Directors/Trustees of Royce Value Trust, Inc. (“RVT”), Royce Micro-Cap Trust, Inc. (“RMT”), Royce Global Value Trust, Inc. (“RGT”), and Royce Capital Fund (“RCF”) (collectively with the Trust, “The Royce Funds”).

Name, Age, and Address of Non- Interested Trustees	Position(s) Held With Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Public Company Directorships Held during Past Five Years
Patricia W. Chadwick (72) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since 2009	Consultant and President of Ravengate Partners LLC (since 2000).	16	Wisconsin Energy Corp. Voya Funds
Christopher C. Grisanti (59) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since 2017	Chief Equity Strategist and Senior Portfolio Manager at MAI Capital Management LLC, an investment advisory firm (since May 2020). Previously, Mr. Grisanti was Co-Founder and Chief Executive Officer of Grisanti Capital Management LLC, an investment advisory firm (from 1999 to 2020). Mr. Grisanti’s prior business experience also includes serving as Director of Research and Portfolio Manager at Spears Benzak, Salomon & Farrell (from 1994 to 1999) and a senior associate at the law firm of Simpson, Thacher & Bartlett (from 1988 to 1994).	16	None
Cecile B. Harper (57) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since Sept. 2020	Board Member of Pyramid Peak Foundation (since January 2012); and Chief Operating Officer at the College Foundation at the University of Virginia (since October 2019). Ms. Harper’s prior business experience includes serving as Principal of Southeastern Asset Management (from December 1993 to September 2019); and a Board Member of Regional One Health Foundation (from June 2013 to September 2019).	16	None
Arthur S. Mehlman (79) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since 2004	Director of The League for People with Disabilities, Inc.; Director of University of Maryland Foundation (non-profits). Formerly: Director of Municipal Mortgage & Equity, LLC (from October 2004 to April 2011); Director of University of Maryland College Park Foundation (non- profit) (from 1998 to 2005); Partner, KPMG LLP (international accounting firm) (from 1972 to 2002); Director of Maryland Business Roundtable for Education (from July 1984 to June 2002).	36 (Director/Trustee of The Royce Funds, consisting of 16 portfolios; Director/Trustee of the Legg Mason Family of Funds, consisting of 20 portfolios)	None

Name, Age, and Address of Non- Interested Trustees	Position(s) Held With Trust	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Public Company Directorships Held during Past Five Years
G. Peter O’Brien (75) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since 2001

Director, Bridges School (since 2006); Trustee Emeritus of University (since 2005); Board Member of Hill House, Inc. (since 1999); Formerly: Trustee of Colgate University (from 1996 to 2005), President of Hill House, Inc. (from 2001 to 2005), Managing Director/Equity Capital Markets Group of Merrill Lynch & Co. (from 1971 to 1999) and Director of TICC Capital Corp. (from 2003-2017).

				36 (Director/Trustee of The Royce Funds, consisting of 16 portfolios; Director/Trustee of the Legg Mason Family of Funds, consisting of 20 portfolios)	None
Michael K. Shields (62) The Royce Funds 745 Fifth Avenue New York, NY 10151	Trustee	Since 2015	President and Chief Executive Officer of Piedmont Trust Company, a private North Carolina trust company (since May 2012). Mr. Shields’s prior business experience includes owning Shields Advisors, an investment consulting firm (from April 2010 to June 2012).	16	None

*Each Trustee will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal. All of the Trust’s Trustees are also Directors/Trustees of RVT, RMT, RGT, and RCF.

Name, Age and Address of Trustees Officers	Position(s) Held with Fund	Term of Office** and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Public Company Directorships During Past 5 Years

Peter K. Hoglund* (55) 745 Fifth Avenue New York, NY 10151	Treasurer	Since 2015	Chief Financial Officer, Chief Administrative Officer and Managing Director of Royce, having been employed by Royce since December 2014. Prior to joining Royce, Mr. Hoglund spent more than 20 years with Munder Capital Management in Birmingham, MI, serving as Managing Director and Chief Financial Officer and overseeing all financial aspects of the firm. He began his career at Munder as a portfolio manager.	N/A	None

Daniel A. O’Byrne* (59) 745 Fifth Avenue New York, NY 10151	Vice President and Assistant Secretary	Since 1994	Principal and Vice President of Royce, having been employed by Royce since October 1986.	N/A	None

Francis D. Gannon* (53) 745 Fifth Avenue New York, NY 10151	Vice President	Since 2014	Co-Chief Investment Officer (since January 2014) and Managing Director of Royce, having been employed by Royce since September 2006.	N/A	None

John E. Denneen* (54) 745 Fifth Avenue New York, NY 10151	Secretary and Chief Legal Officer	1996-2001 and since April 2002	General Counsel, Managing Director and, since June 2015, a member of the Board of Managers of Royce; Chief Legal and Compliance Officer and Secretary of Royce.	N/A	None

Lisa Curcio* (61) 745 Fifth Avenue New York, NY 10151	Chief Compliance Officer	Since October 2004	Chief Compliance Officer of The Royce Funds (since October 2004) and Compliance Officer of Royce (since June 2004).	N/A	None

*An “interested person” of the Trust and/or Royce under Section 2(a)(19) of the 1940 Act.

**Each officer will hold office for the year ending December 31, 2021 and thereafter until their respective successors are duly elected and qualified.

Additional information about each Trustee follows (supplementing the information provided in the table above) that describes some of the specific experiences, qualifications, attributes or skills that each Trustee possesses which the Board believes has prepared them to be effective Trustees.

●	Christopher D. Clark - In addition to his tenure as a Trustee/Director of The Royce Funds, Mr. Clark serves as Chief Executive Officer, President, Co-Chief Investment Officer, and a Member of the Board of Managers of Royce, having been employed by Royce since 2007. Mr. Clark has over 25 years of investment and business experience, including extensive experience in the financial sector.

●	Patricia W. Chadwick - In addition to her tenure as a Trustee/Director of The Royce Funds, Ms. Chadwick is designated as an Audit Committee Financial Expert. Ms. Chadwick has over 30 years of investment and business experience, including extensive experience in the financial sector and as a consultant to business and non-profit entities. In addition, Ms. Chadwick has served on the boards of a variety of public and private companies and non-profit entities, including currently serving on the board of two public companies.

●	Christopher C. Grisanti – In addition to his tenure as a Trustee/ Director of The Royce Funds, Mr. Grisanti serves as Chief Equity Strategist and Senior Portfolio Manager at MAI Capital Management LLC, an investment advisory firm. He previously co-founded and served as Chief Executive Officer of Grisanti Capital Management LLC, an investment advisory firm. Mr. Grisanti has over 20 years of investment industry experience.

●	Cecile B. Harper – In addition to her tenure as a Trustee/Director of The Royce Funds, Ms. Harper has over 25 years of business experience in the asset management sector. In addition, Ms. Harper has served on the boards of various philanthropic entities.

●	Arthur S. Mehlman - In addition to his tenure as a Trustee/Director of The Royce Funds and of the Legg Mason Family of Funds, Mr. Mehlman serves as the Chairman of the Board’s Audit Committee, acting as liaison between the Board and the Funds’ independent registered public accountants, and is designated as an Audit Committee Financial Expert. Mr. Mehlman has over 35 years of business experience, including as Partner of an international accounting firm and a Director for various private companies and non-profit entities.

●	G. Peter O’Brien - In addition to his tenure as a Trustee/Director of The Royce Funds and of the Legg Mason Family of Funds, Mr. O’Brien serves as Chairman of the Board’s Nominating Committee. Mr. O’Brien has over 35 years of business experience, including extensive experience in the financial sector. In addition, Mr. O’Brien has served on the boards of public companies and non-profit entities.

●	Michael K. Shields - In addition to his tenure as a Trustee/Director of The Royce Funds, Mr. Shields serves as President and Chief Executive Officer of Piedmont Trust Company, a private North Carolina trust company. Mr. Shields has over 30 years of investment and business experience, including extensive experience in the financial sector.

The Board believes that each Trustee’s experience, qualifications, attributes and skills should be evaluated on an individual basis and in consideration of the perspective such Trustee brings to the entire Board, with no single Trustee, or particular factor, being indicative of Board effectiveness. However, the Board believes that Trustees need to have the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties; the Board believes that their members satisfy this standard. Experience relevant to having this ability may be achieved through a Trustee’s educational background; business, professional training or practice, public service or academic positions; experience from service as a board member (including the Board of the Fund) or as an executive of investment funds, public companies or significant private or non-profit entities or other organizations; and/or other life experiences. The charter for the Boards’ Nominating Committee contains certain other specific factors considered by the Nominating Committee in identifying and selecting Trustee candidates (as described below).

To assist them in evaluating matters under federal and state law, the Trustees are counseled by their own independent legal counsel, who participates in Board meetings and interacts with Royce, and also may benefit from information provided by Royce’s internal counsel; both Board and Royce’s internal counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.

Board Composition and Leadership Structure

The 1940 Act requires that at least 40% of the Trust’s Trustees not be “interested persons” (as defined in the 1940 Act) of the Trust and as such are not affiliated with Royce (“Independent Trustees”). To rely on certain exemptive rules under the 1940 Act, a majority of a Trust’s trustees must be Independent Trustees, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the 1940 Act or the rules thereunder require the approval of a majority of the Independent Trustees. Currently, more than 85% of the Trust’s Trustees are Independent Trustees. The Board does not have a chairman, but the President, an interested person of the Fund, acts as chairman at the Board meetings. The Independent Trustees have not designated a lead Independent Trustee, but the Chairman of the Audit Committee, Mr. Mehlman, generally acts as chairman of meetings or executive sessions of the Independent Trustees and, when appropriate, represents the views of the Independent Trustees to management. The Board has determined that its leadership structure is appropriate in light of the services that Royce and its affiliates provide to the Fund and potential conflicts of interest that could arise from these relationships.

Information relating to the share ownership of each Trustee in the Funds and in the other funds in the group of registered investment companies comprising The Royce Funds that are overseen by the respective Trustee as of December 31, 2020 is set forth in the table below.

Trustee	Aggregate Dollar Range of Ownership in Royce Pennsylvania Mutual Fund	Aggregate Dollar Range of Ownership in Royce Premier Fund	Aggregate Dollar Range of Ownership in Royce Special Equity Fund	Aggregate Dollar Range of Ownership in the Royce Funds
Christopher D. Clark	Over $100,000	Over $100,000	None	Over $100,000
Patricia W. Chadwick	Over $100,000	None	None	Over $100,000
Christopher C. Grisanti	None	None	None	$10,001 - $50,000
Cecile B. Harper	None	Over $100,000	$50,001 - $100,000	Over $100,000
Arthur S. Mehlman	None	None	None	Over $100,000
G. Peter O’Brien	$50,001 - $100,000	$50,001 - $100,000	$50,001 - $100,000	Over $100,000
Michael K. Shields	$10,001 - $50,000	$10,001 - $50,000	$50,001 - $100,000	Over $100,000

The Board has an Audit Committee, comprised of Patricia W. Chadwick, Christopher C. Grisanti, Cecile B. Harper, Arthur S. Mehlman, G. Peter O’Brien, and Michael K. Shields. The Audit Committee is responsible for, among other things, recommending the selection and nomination of the Funds’ independent accountants and for conducting post-audit reviews of the Funds’ financial statements with such independent accountants. The Trust has adopted an Audit Committee charter. Mr. Mehlman serves as Chairman of the Audit Committee. Ms. Chadwick and Mr. Mehlman are designated as Audit Committee Financial Experts, as defined under Commission Regulations. During the year ended December 31, 2020, the Audit Committee held three meetings.

The Board also has a Nominating Committee, comprised of Patricia W. Chadwick, Christopher C. Grisanti, Cecile B. Harper, Arthur S. Mehlman, G. Peter O’Brien, and Michael K. Shields. The Nominating Committee is responsible for, among other things, identifying individuals qualified to serve as Independent Trustees of the Trust and recommending its nominees for consideration by the Board. The Trust has adopted a Nominating Committee charter. Mr. O’Brien serves as Chairman of the Nominating Committee. While the Committee is solely responsible for the selection and nomination of the Trust’s Independent Trustees, the Committee will review and consider nominations for the office of Trustee made by management and by Fund shareholders as it deems appropriate. Shareholders who wish to recommend a nominee should send their suggestions to the Secretary of the Trust, which should include biographical information and set forth their proposed nominee’s qualifications. During the year ended December 31, 2020, the Nominating Committee held one meeting.

The Nominating Committee charter requires the Nominating Committee to identify individuals qualified to serve as Independent Trustees of the Trust and to recommend its nominees for consideration by the Board. In considering potential nominees, the Nominating Committee will take into consideration; (i) the contribution which the person can make to the Board, with consideration given to the person’s business and professional experience, education and such other factors as the Committee may consider relevant, including but not limited to whether a potential nominee’s personal and professional qualities and attributes would provide a beneficial diversity of skills, experience and/or perspective to the Board; (ii) the character and integrity of the person; (iii) whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Trustee or Independent Trustee of the Trust; (iv) whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with Fund management, the investment adviser of the Funds, Fund service providers or their affiliates; (v) whether or not the person is financially literate pursuant to stock exchange audit committee membership standards; (vi) whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related investment company complexes; (vii) whether or not the person is willing to serve as, and willing and able to commit the time necessary for the performance of the duties of, a Trustee of the Trust; and (viii) whether or not the selection and nomination of the person would be in the best interest of the Funds in light of the requirements of the Trust’s retirement policies. While the Nominating Committee does not have a formal policy regarding diversity, as noted above, it may consider the diversity of skills, experience and/or perspective a potential nominee will bring to the Board as part of its evaluation of the contribution such potential nominee will make to the Board. Such factors will be considered in light of the other factors described above and in the context of the Board’s existing membership at the time such potential candidate is considered.

The Board has a Distribution Committee, currently comprised of Christopher D. Clark. The Distribution Committee is responsible for, among other things, approving the Funds’ payment of dividends from net investment income and distributions from capital gains, if any, to ensure compliance with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). See “Taxation.” During the year ended December 31, 2020, the Distribution Committee took action in respect of the Funds three times through the issuance of written consents.

Board’s Oversight Role in Management

The Board’s role in management of the Trust is oversight. As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Funds, primarily Royce and its affiliates, have responsibility for the day-to-day management of the Funds, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Audit Committee, acting between Board meetings, regularly interacts with and receives reports from senior personnel of service providers, including the Trust’s and Royce’s Chief Compliance Officer and portfolio management personnel. The Board’s Audit Committee (which consists of the six Independent Trustees) meets during its scheduled meetings, and between meetings the Chairman of the Audit Committee maintains contact with the Funds’ independent registered public accounting firm and the Trust’s Treasurer. The Board also receives periodic presentations from senior personnel of Royce or its affiliates regarding risk management generally, as well as periodic presentations regarding specific operational, compliance or investment areas such as business continuity, anti-money laundering, personal trading, valuation, investment research and securities lending. The Board also receives reports from counsel to Royce and the Board’s own independent legal counsel regarding regulatory compliance and governance matters. The Board’s oversight role does not make the Board a guarantor of the Funds’ investments or activities.

Information relating to the Trustees who received compensation from the Trust and/or the other funds in the group of registered investment companies comprising The Royce Funds for the year ended December 31, 2020 is set forth in the table below.

Name	Aggregate Compensation from the Trust	Pension or Retirement Benefits Accrued as Part of Trust Expenses	Total Compensation from The Royce Funds paid to Directors/Trustees	Total Compensation from Fund Complex*

Patricia W. Chadwick	$186,500	N/A	$248,300	$248,300
Christopher C. Grisanti	186,500	N/A	248,300	248,300
Cecile B. Harper**	54,429	N/A	78,570	78,570
Arthur S. Mehlman	186,500	N/A	248,300	483,800
G. Peter O’Brien	186,500	N/A	248,300	471,300
Michael K. Shields	186,500	N/A	248,300	248,300

* Represents aggregate compensation paid to each Trustee during the calendar year ended December 31, 2020 from the Fund Complex. As of the date of this Statement of Additional Information, the Fund Complex includes the 16 portfolios of The Royce Funds and the 20 portfolios of the Legg Mason Funds.

** Ms. Harper became a Trustee of the Trust effective September 24, 2020.

For the period January 1, 2020 to December 31, 2020, each of the non-interested Trustees was paid at an annual rate of $154,000 for serving on the Board, plus $6,500 for each Board meeting attended. These rates will remain in effect for the period January 1, 2021 to December 31, 2021.

Information Concerning Royce and Franklin Templeton

On October 1, 2001, Royce & Associates, Inc., the Funds’ investment adviser, became a subsidiary of Legg Mason, Inc. (“Legg Mason”). On March 31, 2002, Royce & Associates, Inc. was merged into Royce Holdings, LLC (a subsidiary of Legg Mason), which then changed its name to Royce & Associates, LLC. As a result of this merger, Royce & Associates, LLC became the Funds’ investment adviser and a subsidiary of Legg Mason. Effective March 1, 2016, Royce & Associates, LLC converted to Royce & Associates, LP, a Delaware limited partnership. Royce & Associates, LP primarily conducts its business under the name Royce Investment Partners. Royce & Associates, LP’s general partner is Royce & Associates GP, LLC (“Royce GP”). After the close of business on July 31, 2020, Franklin Resources, Inc. (“Franklin Resources”) acquired Legg Mason in an all-cash transaction. The limited partners of Royce & Associates, LP are Legg Mason Royce Holdings, LLC (“Legg Mason Royce Holdings”) and certain employees of Royce GP. Royce & Associates, LP is more than 75% owned and controlled by Legg Mason Royce Holdings. Legg Mason Royce Holdings is, in turn, 100% owned and controlled by Legg Mason. Legg Mason is, in turn, 100% owned and controlled by Franklin Resources.

Franklin Resources, whose principal executive offices are at One Franklin Parkway, San Mateo, California 94403, is a global investment management organization operating, together with its subsidiaries, as Franklin Templeton. As of January 31, 2021, after giving effect to the transaction described above, Franklin Templeton’s asset management operations had aggregate assets under management of approximately $1.49 trillion.

PRINCIPAL HOLDERS OF SHARES

No A Class shares of the Funds are issued and outstanding as of the date of this Statement of Additional Information. Thus, as of the date hereof, the Trust notes that: (i) no person was known to the Trust to be the record and/or beneficial owner of 5% or more of such A Class shares of the Funds and (ii) all of the Trustees and officers of the Trust as a group beneficially owned less than 1% of such A Class shares of the Funds.

INVESTMENT ADVISORY SERVICES

Services Provided by Royce

As compensation for its services under the Investment Advisory Agreements for the Funds listed below, Royce is entitled to receive the following fees with respect to each Fund:

Fund	Annual Rate of Fund’s Average Net Assets
Royce Pennsylvania Mutual Fund	1.00% of the first $50,000,000 0.875% of the next $50,000,000 0.75% of any additional average net assets
Royce Premier Fund Royce Special Equity Fund	1.00% of the first $2,000,000,000 0.95% of the next $1,000,000,000 0.90% of the next $1,000,000,000 0.85% of any additional average net assets

Such fees are payable monthly from the assets of each Fund and are allocated among each of their Classes of shares based on the relative net assets of each class. Under such Investment Advisory Agreements, Royce: (i) determines the composition of each Fund’s portfolio, the nature and timing of the changes in it and the manner of implementing such changes, subject to any directions it may receive from the Board; (ii) provides each Fund with investment advisory, research and related services for the investment of its assets; and (iii) pays expenses incurred in performing its investment advisory duties under the Investment Advisory Agreements.

The Trust pays all administrative and other costs and expenses attributable to its operations and transactions with respect to the above-listed Funds, including, without limitation, transfer agent and custodian fees; legal, administrative and clerical services; rent for its office space and facilities; auditing; preparation, printing and distribution of its prospectuses, proxy statements, shareholder reports and notices; supplies and postage; federal and state registration fees; federal, state and local taxes; non-affiliated trustees’ fees; and brokerage commissions. Please see the section of this Statement of Additional Information entitled, “Administration Agreement” for more information.

For each of the years ended December 31, 2018, 2019, and 2020, as applicable, Royce received advisory fees from each Fund (net of any amounts waived by Royce with respect to a Fund) and waived advisory fees payable to it, as follows:

	Net Advisory Fees Received by Royce	Amounts Waived by Royce
Royce Pennsylvania Mutual Fund
2018	$15,435,767	-
2019	13,948,675	-
2020	12,464,882	-

Royce Premier Fund
2018	$22,363,793	-
2019	18,393,314	-
2020	15,499,282	-

Royce Special Equity Fund
2018	$14,104,333	-
2019	12,025,071	-
2020	8,631,588	-

Royce has contractually agreed, without right of termination, to waive fees and/or reimburse expenses to the extent necessary to maintain the net annual operating expenses (excluding brokerage commissions, taxes, interest, litigation expenses, acquired fund fees and expenses, and other expenses not borne in the ordinary course of business) of A Class shares of Royce Pennsylvania Mutual Fund, Royce Premier Fund, and Royce Special Equity Fund at or below 1.25%, 1.49%, and 1.39%, respectively, through April 22, 2022.

In rendering investment advisory services to another series of the Trust, Royce uses the portfolio management, research and other resources of Legg Mason Investments (Europe) Limited (“LMIE”), a foreign (non-U.S.) affiliate of Royce that is not registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). One or more LMIE employees may provide services to the relevant series of the Trust through a “participating affiliate” arrangement, as that term is used in relief granted by the staff of the Commission allowing a U.S. registered investment adviser to use portfolio management or research resources of advisory affiliates subject to the regulatory supervision of such registered investment adviser. Under the participating affiliate arrangement, LMIE is considered a Participating Affiliate of Royce, certain employees of LMIE are considered “associated persons” of Royce (as that term is defined in the Advisers Act), and investment professionals from LMIE may render portfolio management, research and other services to the relevant series of the Trust, subject to the supervision of Royce.

ADMINISTRATION AGREEMENT

Effective January 1, 2008, the Trust and Royce entered into an Administration Agreement. Under the terms of the Administration Agreement, Royce provides each series of the Trust with, among other things, administrative, professional, compliance and clerical services; necessary personnel, office space and facilities and equipment; preparation of its prospectuses, statements of additional information and proxy statements, shareholders’ reports and notices and other reports and filings made to and with the Commission and/or other regulators; administering shareholder accounts, handling shareholder relations and such other services as Royce, subject to the Board, shall from time to time determine to be necessary or useful to perform its obligations under the terms of the Administration Agreement. Royce also, on behalf of each series of the Trust, conducts relations with custodians, depositories, transfer agents, dividend disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and other such persons in any such other capacity deemed to be necessary or desirable. Royce does not receive a fee under the terms of the Administration Agreement but rather is reimbursed by each series of the Trust on a monthly, or more frequent basis, for any and all costs and expenses that it may incur in providing services under the Administration Agreement, including, without limitation, the costs and expenses relating to necessary personnel, rent, telephone, technology and supplies. In accordance with the Administration Agreement, for the fiscal years ended December 31, 2019 and 2020, Royce received $4,199,970 and $4,039,930, respectively, in reimbursements from the various series of The Royce Fund.

PORTFOLIO MANAGERS

The following table shows the dollar range of each Fund’s shares owned beneficially and of record by the Funds’ Lead Portfolio Managers, Portfolio Managers, and Assistant Portfolio Managers (each, a “Portfolio Manager” and collectively, the “Portfolio Managers”), including investments by their immediate family members sharing the same household and amounts invested through retirement and deferred compensation plans. Portfolio Manager assignments in the table are provided as of the date hereof. Ownership information in the table is provided as of December 31, 2020.

Portfolio Manager Investments in Each Fund

Name	Dollar Range of Fund Shares Beneficially Owned*	Total Ownership Interest in Fund Shares**

Royce Pennsylvania Mutual Fund
Charles M. Royce (Lead Portfolio Manager)	Over $1,000,000	Over $1,000,000
Jay S. Kaplan (Portfolio Manager)	Over $1,000,000	Over $1,000,000
Lauren A. Romeo (Portfolio Manager)	Over $1,000,000	Over $1,000,000
Steven G. McBoyle (Portfolio Manager)	None	$100,001 - $500,000
Brendan J. Hartman (Portfolio Manager)	None	None
James P. Stoeffel (Portfolio Manager)	None	$1,001 - $10,000
Andrew S. Palen (Portfolio Manager)	None	None
Miles Lewis (Portfolio Manager)	None	None

Royce Premier Fund
Charles M. Royce (Lead Portfolio Manager)	Over $1,000,000	Over $1,000,000
Lauren A. Romeo (Portfolio Manager)	Over $1,000,000	Over $1,000,000
Steven G. McBoyle (Portfolio Manager)	None	$500,001 - $1,000,000

Royce Special Equity Fund
Charles R. Dreifus (Portfolio Manager)	Over $1,000,000	Over $1,000,000
Steven G. McBoyle (Assistant Portfolio Manager)	$10,001 - $50,000	$50,001 - $100,000

*This column reflects investments in a Fund’s shares owned directly by a Portfolio Manager or beneficially owned by a Portfolio Manager (as determined in accordance with Rule 16a-1(a)(2) under the Exchange Act. A Portfolio Manager is presumed to be a beneficial owner of securities that are held by his or her immediate family members sharing the same household.

**Includes, in addition to amounts reported in the previous column, unvested amounts held as “phantom shares” in the Funds on the Portfolio Manager’s behalf through Royce’s deferred compensation arrangements.

Description of Portfolio Manager Compensation Structure

Royce seeks to maintain a compensation program that is competitively positioned to attract and retain high-caliber investment professionals. All Portfolio Managers receive from Royce a base salary, Portfolio-Related Variable Compensation (generally the largest element of each Portfolio Manager’s compensation with the exception of Charles M. Royce), Firm-Related Variable Compensation based primarily on registered investment company and other client account revenues generated by Royce and a benefits package. Portfolio Manager compensation is reviewed and may be modified from time to time as appropriate to reflect changes in the market, as well as to adjust the factors used to determine variable compensation. Except as described below, each Portfolio Manager’s compensation consists of the following elements:

-	BASE SALARY. Each Portfolio Manager is paid a base salary. In setting the base salary, Royce seeks to be competitive in light of the particular Portfolio Manager’s experience and responsibilities.

-	PORTFOLIO-RELATED VARIABLE COMPENSATION. Each Portfolio Manager receives quarterly Portfolio- Related Variable Compensation that is either asset-based, or revenue-based and therefore in part based on the value of the net assets of the account for which he or she is being compensated, determined with reference to each of the registered investment company and other client accounts they are managing. The revenue used to determine the quarterly Portfolio-Related Variable Compensation received by Charles M. Royce that relates to each of RMT and RVT is performance-based fee revenue.

Payment of the Portfolio-Related Variable Compensation may be deferred, and any amounts deferred are forfeitable, if the Portfolio Manager is terminated by Royce with or without cause or resigns. The amount of the deferred Portfolio- Related Variable Compensation will appreciate or depreciate during the deferral period, based on the total return performance of one or more Royce-managed registered investment company accounts selected by the Portfolio Manager at the beginning of the deferral period. The amount deferred will depend on the Portfolio Manager’s total direct, indirect beneficial and deferred unvested investments in the Royce investment strategy for which he or she is receiving portfolio management compensation.

-	FIRM-RELATED VARIABLE COMPENSATION. Portfolio Managers receive quarterly variable compensation based on Royce’s net revenues.

-	BENEFIT PACKAGE. Portfolio Managers also receive benefits standard for all Royce employees, including health care and other insurance benefits, and participation in Royce’s 401(k) Plan and Money Purchase Pension Plan. [From time to time, on a purely discretionary basis, Portfolio Managers may also receive options to acquire stock in Royce’s ultimate parent company, Franklin Resources.] Those options typically represent a relatively small portion of a Portfolio Manager’s overall compensation.

Other Portfolio Manager Accounts

The following chart contains information regarding all Royce client accounts for which each Portfolio Manager has day-to-day management responsibilities. Portfolio manager assignments in the table are provided as of the date of this Statement of Additional Information. Account information in the table is provided as of December 31, 2020. Accounts are grouped into three categories: (i) registered investment companies, (ii) private pooled investment vehicles and (iii) other accounts. To the extent that any of these accounts pay advisory fees that are based on account performance (“performance-based fees”), information on those accounts is specifically broken out.

Name of Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance-Based	Value of Managed Accounts for which Advisory Fee is Performance Based
Charles M. Royce
	Registered investment companies	8	7,561,280,532	2	2,404,522,128

	Private pooled investment vehicles	3	75,889,947	--	--
	Other accounts*	12	55,941,563	--	--

Charles R. Dreifus
	Registered investment companies	1	962,989,923	--	--

	Private pooled investment vehicles	1	72,616,397	--	--
	Other accounts*	1	56,690,374	--	--

Name of Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance-Based	Value of Managed Accounts for which Advisory Fee is Performance Based
Jay S. Kaplan
	Registered investment companies	5	3,783,863,081	--	--

	Private pooled investment vehicles	1	75,624,698	--	--
	Other accounts*	--	--	--	--

Lauren A. Romeo
	Registered investment companies	3	5,540,524,238	1	1,888,606,196

	Private pooled investment vehicles	4	522,471,883	--	--
	Other accounts*	--	--	--	--

Steven G. McBoyle
	Registered investment companies	3	4,587,592,738	1	1,888,606,196

	Private pooled investment vehicles	4	325,041,507	--	--
	Other accounts*	--	--	--	--

Miles Lewis
	Registered investment companies	3	3,303,344,667	--	--

	Private pooled investment vehicles	--	--	--	--
	Other accounts*	--	--	--	--

James P. Stoeffel
	Registered investment companies	4	2,950,634,004	1	515,915,932

	Private pooled investment vehicles	1	12,180,760	--	--
	Other accounts*	--	--	--	--
Brendan J. Hartman
	Registered investment companies	4	2,950,634,004	--	515,915,932

	Private pooled investment vehicles	1	12,180,760	--	--
	Other accounts*	--	--	--	--

Name of Portfolio Manager	Type of Account	Number of Accounts Managed	Total Assets Managed	Number of Accounts Managed for which Advisory Fee is Performance-Based	Value of Managed Accounts for which Advisory Fee is Performance Based

Andrew S. Palen
	Registered investment companies	2	3,804,527,619	1	1,888,606,196

	Private pooled investment vehicles	--	--	--	--
	Other accounts*	--	--	--	--

*Other accounts include all other accounts managed by the Portfolio Manager in either a professional or personal capacity except for personal accounts subject to pre-approval and reporting requirements under the Funds’ Rule 17j-1 Code of Ethics.

Potential Conflicts of Interest

Each Portfolio Manager’s day-to-day management responsibility for more than one client account may create actual, potential or only apparent conflicts of interest. For example, the Portfolio Manager may have an opportunity to purchase securities of limited availability. In this circumstance, the Portfolio Manager is expected to review each account’s investment guidelines, restrictions, tax considerations, cash balances, liquidity needs and other factors to determine the suitability of the investment for each account and to ensure that his or her managed accounts are treated equitably. The Portfolio Manager may also decide to purchase or sell the same security for multiple managed accounts at approximately the same time. To address any conflicts that this situation may create, the Portfolio Manager will generally combine managed account orders (i.e., enter a “bunched” order) in an effort to obtain best execution or a more favorable commission rate. In addition, if orders to buy or sell a security for multiple accounts managed by common Portfolio Managers on the same day are executed at different prices or commission rates, the transactions will generally be allocated by Royce to each of such managed accounts at the weighted average execution price and commission. In circumstances where a pre-allocated bunched order is not completely filled, each account will normally receive a pro-rated portion of the securities based upon the account’s level of participation in the order. Royce may under certain circumstances allocate securities in a manner other than pro-rata if it determines that the allocation is fair and equitable under the circumstances and does not discriminate against any account. See also, “Portfolio Transactions” below.

As described above, there is a revenue-based component of each Portfolio Manager’s Performance-Related Variable Compensation and the Portfolio Managers also receive Firm-Related Variable Compensation based on revenues (adjusted for certain imputed expenses) generated by Royce. In addition, Charles M. Royce receives variable compensation based on Royce’s retained pre-tax profits from operations. As a result, the Portfolio Managers may receive a greater relative benefit from activities that increase the value to Royce of the Funds and/or other Royce client accounts, including, but not limited to, increases in sales of Fund shares and assets under management.

Also, as described above, the Portfolio Managers generally manage more than one client account, including, among others, registered investment company accounts, separate accounts and private pooled accounts managed on behalf of institutions (e.g., pension funds, endowments and foundations) and for high- net-worth individuals. The appearance of a conflict of interest may arise where Royce has an incentive, such as a performance-based management fee (or any other variation in the level of fees payable by Funds or other Royce client accounts to Royce), which relates to the management of one or more Funds or accounts with respect to which the same Portfolio Manager has day-to-day management responsibilities. Except as described below, no Royce Portfolio Manager’s compensation is tied to performance fees earned by Royce for the management of any one client account. Although variable and other compensation derived from Royce revenues or profits is impacted to some extent, the impact is relatively minor given the small percentage of Royce firm assets under management for which Royce receives performance-measured revenue. Notwithstanding the above, the Performance- Related Variable Compensation paid to Charles M. Royce as Portfolio Manager of two registered investment company accounts (RVT and RMT) is based, in part, on performance-based fee revenues. RVT and RMT pay Royce a fulcrum fee that is adjusted up or down depending on the performance of the Fund relative to its benchmark index.

Finally, conflicts of interest may arise when a Portfolio Manager personally buys, holds or sells securities held or to be purchased or sold for a Fund or other Royce client account or personally buys, holds or sells the shares of one or more of The Royce Funds. To address this, Royce has adopted a written Code of Ethics designed to prevent and detect personal trading activities that may interfere or conflict with client interests (including Fund shareholders’ interests). See “Code of Ethics and Related Matters” below. Royce generally does not permit its Portfolio Managers to purchase small- or micro-cap securities in their personal investment portfolios.

Royce and The Royce Funds have adopted certain compliance procedures which are designed to address the above- described types of conflicts. However, there is no guarantee that such procedures will detect each and every situation in which a conflict arises.

DISTRIBUTION

The Trust is engaged in a continuous offering of the shares of each of its series. RFS, a wholly-owned subsidiary of Royce, is the distributor of the shares of each series of the Trust. RFS has its office at 745 Fifth Avenue, New York, New York 10151. RFS’s corporate predecessor was organized in November 1982. RFS is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

As compensation for its services and for the expenses payable by it under the Distribution Agreement with the Trust, RFS is entitled to receive, from the assets of A Class shares of each Fund, a monthly fee equal to .25% per annum (consisting of an asset-based sales charge, personal service and/or account maintenance fee). Except to the extent that it may be waived by RFS, such fee is not subject to any required reductions.

Shareholders buy A Class shares of the Funds at the offering price, which is the net asset value plus a front-end sales charge (“FESC”). FESCs on the purchase of A Class shares of the Funds are subject to various reductions or waivers as described in the Prospectus under the headings “General Shareholder Information−Sales Charges,” “General Shareholder Information−Qualifying for a Reduced A Class Sales Charge,” “General Shareholder Information−Waivers for Certain A Class Investors,” and “Appendix A−Waivers and Discounts Available from Certain Financial Intermediaries.” RFS is entitled to the proceeds of any appliable FESC that may be imposed on the purchase of A Class shares of a Fund, less any commission paid to, or retained by, the relevant financial intermediary. In addition to the foregoing, shareholders may purchase A Class shares of a Fund at net asset value (without an initial sales charge) at certain financial intermediaries if the amount of such purchase, when combined with certain holdings of various Royce, Franklin Templeton, and Legg Mason funds, equals or exceeds $1,000,000.  However, redemptions of such A Class shares within 18 months of purchase will be subject to a contingent deferred sales charge (“CDSC”) of 1.00%. The CDSC is based on the net asset value at the time of purchase or redemption, whichever is less. As a result, shareholders do not pay a CDSC on amounts representing appreciation or depreciation. CDSCs on the redemption of such A Class shares of the Funds are subject to various waivers as described in the Prospectus under the headings “General Shareholder Information−Contingent Deferred Sales Charges,” “General Shareholder Information−Contingent Deferred Sales Charge Waivers,” and “Appendix A−Waivers and Discounts Available from Certain Financial Intermediaries.” RFS is entitled to the proceeds of any CDSC imposed on a redemption of A Class shares of a Fund. To have your FESC reduced or waived or your CDSC waived, shareholders must notify their financial intermediary at the time they purchase or redeem, as applicable, the relevant shares that they qualify for such a reduction or waiver. Please contact your financial adviser for more information on FESC reductions and waivers and CDSC waivers.

Under the Distribution Agreement, RFS (i) seeks to promote the sale and/or continued holding of shares of such Funds through a variety of activities, including advertising, direct marketing and servicing investors and introducing parties on an on-going basis; (ii) pays sales commissions and other fees to those broker-dealers, investment advisers and others (excluding banks) who have introduced investors to such Funds (which commissions and other fees may or may not be the same amount as or otherwise comparable to the distribution fees payable to RFS); (iii) pays the cost of preparing, printing and distributing any advertising or sales literature and the cost of printing and mailing the Funds’ prospectuses to persons other than shareholders of the Funds; and (iv) pays all other expenses incurred by it in promoting the sale and/or continued holding of the shares of such Funds and in rendering such services under the Distribution Agreement. The Trust bears the expense of registering its shares with the Commission and the cost of filing for sales of its shares under the securities laws of the various states.

The Trust entered into the Distribution Agreement with RFS pursuant to a Distribution Plan which, among other things, permits each Fund that remains covered by the Plan to pay the monthly distribution fee out of its net assets. Such distribution fee is paid to RFS regardless of whether expenses were incurred under the Plan. As required by Rule 12b-1 under the 1940 Act, the shareholders of each Fund or class of shares that remains covered by the Plan and the Board, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or the Distribution Agreement (which also approved the Distribution Agreement pursuant to which the distribution fees are paid) approved the Plan.

The Plan may be terminated as to any Fund or class of shares: (i) by the vote of a majority of the non- interested Trustees who have no direct or indirect financial interest in the Plan or in the Distribution Agreement or (ii) by the vote of a majority of the outstanding voting securities of such Fund or class. Any change in the Plan that would materially increase the distribution cost to a Fund or class of shares requires approval by the shareholders of such Fund or class; otherwise, the Trustees, including a majority of the non-interested Trustees, as described above, may amend the Plan.

The Distribution Agreement may be terminated as to any Fund or class of shares at any time on 60 days’ written notice and without payment of any penalty by RFS, by the vote of a majority of the outstanding shares of such Fund or class or by the vote of a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it.

The Distribution Agreement and the Plan, if not sooner terminated in accordance with their terms, will continue in effect for successive one-year periods, provided that each such continuance is specifically approved (i) by the vote of a majority of the Trustees who are not parties to the Agreement or interested persons of any such party and who have no direct or indirect financial interest in the Plan or the Agreement and (ii) by the vote of a majority of the entire Board.

While the Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust will be committed to the discretion of the Trustees who are not interested persons.

RFS did not receive any distribution (12b-1) fees from the Funds in connection with A Class shares during the fiscal year ended December 31, 2020 because there were no issued and outstanding A Class shares of the Funds during such period.

For the fiscal year ended December 31, 2020, all of the amounts paid by all series of the Trust under their Distribution Plans ($6,142,640) were paid to RFS. RFS used such distribution fees primarily for (i) compensation to broker-dealers and other financial intermediaries, (ii) printing expenses, and (iii) state registration fees for RFS. There were no unreimbursed expenses incurred during fiscal year ended December 31, 2020 that are being carried over to future years and no series of the Trust participate in any joint distribution activities with another series or investment company. No trustee of the Trust who was not an interested person of the Trust had any direct or indirect financial interest in the operation of the Plan or the Distribution Agreement.

Under the Rules of Fair Practice of FINRA, the front-end sales loads, asset-based sales charges and contingent deferred sales charges payable by any Fund and/or the shareholders thereof to RFS are limited to (i) 6.25% of total new gross sales occurring after July 7, 1993 plus interest charges on such amount at the prime rate plus 1% per annum, increased by (ii) 6.25% of total new gross sales occurring after such Fund first adopted the Plan until July 7, 1993 plus interest charges on such amount at the prime rate plus 1% per annum less any front-end, asset-based or deferred sales charges on such sales or net assets resulting from such sales.

RFS did not receive any front-end sales charges or contingent deferred sales charges in connection with the A Class shares of the Funds during the fiscal years ended December 31, 2018, 2019, and 2020 because there were no issued and outstanding A Class shares of the Funds during such periods.

Shares of the Funds may be held by certain financial intermediaries for the benefit of their customers. In such instances, some or all of the recordkeeping for these accounts may be performed by such financial intermediaries and the Funds may not have to maintain accounts for the customers of the financial intermediaries who have invested in the

Funds. RFS and/or Royce may make payments to financial intermediaries that provide the opportunity to distribute the Funds through their sales personnel, provide access to their selling personnel or branch offices, introduce investors to the Funds and/or for recordkeeping/administrative services. In addition, the Board has authorized the Funds to compensate financial intermediaries to the extent the services such parties render to a Fund are non-distribution related recordkeeping, account maintenance or other shareholder services.

As noted above, Royce makes payments from its own resources for distribution and/or administrative services related to the Funds to certain financial intermediaries. As of December 31, 2020, Royce anticipates that the financial intermediaries that will receive payments from Royce’s own resources relating to the Funds include:

ADP Broker-Dealer Inc.	Fidelity Retirement	Northwestern Mutual	Stifel Nicolaus & Company, Incorporated
Allianz	Great West Life	Pershing LLC	Symetra
Ameriprise	Hartford Life	PNC	Talcott Resolution Life
Ascensus	Mass Mutual Life Insurance	Principal Life	Voya
Avantax	Matrix Settlement Clearance Services	Raymond James	Wells Fargo
BPA	Mid-Atlantic Corp.	Sammons
Fidelity Brokerage	Morgan Stanley Smith Barney	Schwab Brokerage

CUSTODIAN

State Street Bank and Trust Company (“State Street”) is the custodian for the securities, cash and other assets of each series of the Trust but it does not participate in any of their investment decisions. The Trust has authorized State Street to deposit certain domestic and foreign portfolio securities in several central depository systems and to use foreign sub-custodians for certain foreign portfolio securities, as allowed by federal law. State Street’s main office is at John Adams Building, 2 North, 1776 Heritage Drive, North Quincy, MA 02171.

State Street is responsible for calculating the daily net asset value per share for each series of the Trust and for maintaining its portfolio and general accounting records and also provides certain shareholder services.

TRANSFER AGENT

DST Asset Manager Solutions, Inc. (“DST AMS”) is the transfer agent and dividend disbursing agent for the shares of each series of the Trust, but it does not participate in any of their investment decisions. All mutual fund transfer, dividend disbursing and shareholder service activities are performed by DST AMS at 330 W. 9th Street, Kansas City, Missouri 64105.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP, whose address is 300 Madison Avenue, New York, NY 10017-6232, is the Trust’s independent registered public accounting firm, providing audit services, tax return preparation and assistance and consultation in connection with the review of various Commission filings.

SECURITIES LENDING AGENT

State Street Bank and Trust Company acts as the securities lending agent for each series of the Trust (in such capacity, the “Lending Agent”). During the fiscal year ended December 31, 2020, the Lending Agent provided various services to the Funds, including locating borrowers, monitoring daily the value of the loaned securities and collateral, requiring additional collateral from borrowers as necessary, cash collateral management, qualified dividend management, negotiation of loan terms, selection of securities to be loaned, recordkeeping and account servicing, monitoring dividend activity and material proxy votes relating to loaned securities, and arranging for return of loaned securities to the Funds at loan termination. For the fiscal year ended December 31, 2020 the table below reflects the dollar amounts of income received and the compensation paid to the Lending Agent, including any share of revenue generated by the securities lending program paid to the Lending Agent (“revenue split”), related to the securities lending activities of each Fund:

Fund	Gross income from securities lending activities	Fees paid to securities lending agent from a revenue split	Fees paid for any cash collateral management service that are not included in the revenue split*	Administrative fees not included in revenue split	Indemnification fee not included in revenue split	Rebate (paid to borrowers)	Other fees not included in revenue split	Aggregate fees/ compensation for securities lending activities	Net income from securities lending activities
Royce Pennsylvania Mutual Fund	$506,541	$100,144	N/A	N/A	N/A	$5,761	N/A	$105,905	$400,636
Royce Premier Fund	377,064	75,404	N/A	N/A	N/A	41	N/A	75,445	301,619
Royce Special Equity Fund	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

PORTFOLIO TRANSACTIONS

Royce is responsible for selecting the brokers who effect the purchases and sales of each Fund’s portfolio securities. Royce does not select a broker to effect a securities transaction for a Fund unless Royce believes such broker is capable of obtaining the best execution for the security involved in the transaction. Best execution is comprised of several factors, including the liquidity of the market for the security, the commission charged, the promptness and reliability of execution, priority accorded the order and other factors affecting the overall benefit obtained.

In addition to considering a broker’s execution capability, Royce generally considers the research and brokerage services which the broker has provided to it, including any research relating to the security involved in the transaction and/or to other securities. Royce may use commission dollars generated by agency transactions for the Funds and certain of its other client accounts to pay for such services. Research services that may be paid for in this way assist Royce in carrying out its investment decision-making responsibilities. They may include general economic research, market and statistical information, industry and technical research, strategy and company research, advice as to the availability of securities or purchasers or sellers of a particular security, research related to performance measurement, and may be written or oral. Brokerage services that may be paid for in this way include effecting securities transactions and incidental functions such as clearance, settlement and custody.

Royce is authorized, in accordance with Section 28(e) of the Exchange Act and under its Investment Advisory Agreements with the Trust, to cause the Funds to pay brokerage commissions in excess of those which another broker might have charged for effecting the same transaction, in recognition of the value of research and brokerage services provided to Royce by the broker. Thus, the Funds generally pay higher commissions to those brokers who provide both such research and brokerage services than those who provide only execution services. Royce determines the overall reasonableness of brokerage commissions paid based on prevailing commission rates for similar transactions and the value it places on the research and/or brokerage services provided to it by the broker, viewed in terms of either the particular transaction or Royce’s overall responsibilities with respect to its accounts. Liquidity rebates and payments for order flow are not considered by Royce to be significant factors when selecting brokers and setting broker commission rates.

Royce may use research and brokerage services furnished by brokers in connection with the effecting of securities transactions for the Funds in managing all of its client accounts, including: (i) certain discretionary client accounts that Royce reimburses to the extent commission dollars generated by agency transactions for such accounts are used to pay for such research and brokerage services and (ii) certain separately managed accounts for which Royce provides model portfolio services which do not generate commission dollars that may be used for research and brokerage services (together, the “Non- Participating Accounts”). Furthermore, the particular Fund that generated the applicable research or brokerage services is typically not the sole beneficiary (and, as to a particular service, potentially may not be a beneficiary at all); this is in part because some accounts regularly benefit from research or other services generated by trading by other accounts while themselves generating few or no commissions associated with such services. Royce does not attempt to allocate these kinds of benefits proportionately among its clients or, except in limited circumstances, to track the benefits of research and brokerage services to the commissions associated with a particular account or group of accounts. Royce’s receipt of these services also does not reduce the investment advisory fees payable to Royce by the Funds, even though Royce might have otherwise been required to purchase some of those services for cash. The arrangements thus present various conflicts of interest for Royce. Because research and other services paid for by the Funds can reduce Royce’s costs, Royce has an incentive both to prefer trades and brokers whose commissions pay for such services over potentially less expensive alternatives and to prefer higher volumes of trading over lower volumes. Those incentives also can be heightened when acting for clients with different trading profiles. Those client accounts with no or limited ability to generate commissions from trading (e.g., the Non-Participating Accounts or those accounts that trade less frequently) may increase the incentive for Royce to generate commissions from trading by the Funds.

In some cases Royce may receive a service from a broker that has both a “research/brokerage” and a “non-research/non-brokerage” use. When this occurs, Royce makes a good faith allocation between the research/brokerage and non- research/non-brokerage use of the service. Only the portion of the service that is used for research/brokerage purposes may be paid for with commission dollars.

Firms that provide such research and brokerage services to Royce may also promote the sale of the Funds’ shares, and Royce and/or RFS may separately compensate them for doing so. Such brokerage business is placed on the basis of brokerage and research services provided by the firm and is not based on any sales of the shares of the Funds. RFS does not effect portfolio security transactions for the Funds or others.

Even though Royce makes investment decisions for each Fund independently from those for the other Funds and the other accounts managed by Royce, Royce frequently purchases, holds or sells securities of the same issuer for more than one Royce account because the same security may be suitable for more than one of them. When Royce is purchasing or selling the same security for more than one Royce account managed by the same primary portfolio manager on the same trading day, Royce generally seeks to average the transactions as to price and allocate them as to amount in a manner believed by Royce to be equitable to each. Royce generally effects such purchases and sales of the same security pursuant to Royce’s Trade Allocation Guidelines and Procedures. Although Royce’s portfolio managers generally pre- allocate the majority of Royce’s purchase or sale orders to one or more of its client accounts, under such Guidelines and Procedures, Royce may place and execute unallocated orders with broker-dealers during the trading day and then allocate the securities purchased or sold in such transactions to one or more of Royce’s accounts at or shortly following the close of trading, generally using the average net price obtained by accounts with the same primary portfolio manager. Royce does such allocations based on a number of judgmental factors that it believes should result in fair and equitable treatment to those of its accounts for which the securities may be deemed suitable. In some cases, this procedure may adversely affect the price paid or received by a Fund or the size of the position obtained for a Fund. In addition, on a limited, infrequent basis, and in accordance with its written procedures, Royce may change initial allocations from one Royce client account to another when: (i) it is determined that a security is unsuitable or inappropriate for a particular Royce client account in the original allocation; (ii) there is a lack of cash in a Royce client account to whom a security is initially allocated; (iii) there is a client-imposed restriction on the purchase of the security being allocated; or (iv) the portfolio manager has decided to change his initial allocation for some other reason.

From time to time, one or more of Royce’s portfolio managers may sell short or purchase long a security for the client accounts that he manages even though one or more other portfolio managers may have or acquire an opposite position in this same security for the client accounts that they manage. In addition, from time to time, two portfolio managers with independent investment discretion over separate portions of a single Fund’s portfolio may place opposite direction trades for that Fund in the same security on the same day or within a short period of time of one another. Although Royce has taken certain steps designed to minimize the circumstances under which this will occur, it nevertheless could result in adverse tax consequences to the Fund’s taxable shareholders.

During each of the years ended December 31, 2018, 2019, and 2020, the Funds paid brokerage commissions as follows:

Fund	2018	2019	2020
Royce Pennsylvania Mutual Fund	$1,634,424	$1,458,653	$1,339,042
Royce Premier Fund	611,646	794,604	695,683
Royce Special Equity Fund	609,815	716,159	841,745

For the year ended December 31, 2020, the aggregate amount of brokerage transactions of each Fund having a research component and the amount of commissions paid by each Fund for such transactions were as follows:

Fund	Aggregate Amount of Brokerage Transactions Having a Research Component	Commissions Paid for Such Transactions
Royce Pennsylvania Mutual Fund	$1,059,623,993	$1,276,620
Royce Premier Fund	775,403,835	669,644
Royce Special Equity Fund	544,700,801	806,882

As of December 31, 2020, none of the Funds held securities of their regular broker-dealers or parents thereof.

CODE OF ETHICS AND RELATED MATTERS

Royce, RFS and The Royce Funds have adopted a Code of Ethics under which directors (other than non-management directors), officers and employees of Royce and RFS (“Royce-related persons”) and interested trustees/directors, officers and employees of The Royce Funds are generally prohibited from personal trading in any security which is then being purchased or sold or considered for purchase or sale by a Royce Fund or any other Royce account. The Code of Ethics permits such persons to engage in other personal securities transactions if: (i) the securities involved are certain debt securities, money market instruments/funds, shares of non-affiliated registered open-end investment companies or shares acquired from an issuer in a rights offering or under an automatic investment plan, including among other things, dividend reinvestment plans or employee-approved automatic payroll-deduction cash purchase plans; (ii) the transactions are either non-volitional or are effected in an account over which such person has no direct or indirect influence or control; or (iii) they first obtain permission to trade from a Royce Compliance Officer and either an executive officer or Senior Portfolio Manager of Royce. The Code of Ethics contains standards for the granting of such permission, and permission to trade will usually be granted only in accordance with such standards.

Royce’s clients include several private investment companies in which Royce, Royce-related persons and/or other Franklin Templeton affiliates have (and, therefore, may be deemed to beneficially own) a share of up to 15% of the company’s realized and unrealized net capital gains from securities transactions, but less than 25% of the company’s equity interests. The Code of Ethics does not restrict transactions effected by Royce for such private investment company accounts, and transactions for such accounts are subject to Royce’s allocation policies and procedures. See “Portfolio Transactions”.

As of December 31, 2020, Royce-related persons, interested trustees/directors, officers and employees of The Royce Funds and members of their immediate families beneficially owned shares of The Royce Funds having a total value of approximately $106 million, and such persons beneficially owned equity interests in Royce-related private investment companies and other pooled investment vehicles totaling approximately $25 million.

PROXY VOTING POLICIES AND PROCEDURES

Royce has adopted written proxy voting policies and procedures (the “Proxy Voting Procedures”) for itself and client accounts for which Royce is responsible for voting proxies. Royce is generally granted proxy voting authority at the inception of its management of each client account. Proxy voting authority is generally either (i) specifically authorized in the applicable investment management agreement or other instrument; or (ii) where not specifically authorized, is granted to Royce where general investment discretion is given to Royce in the applicable investment management agreement. In voting proxies, Royce is guided by general fiduciary principles. Royce’s goal is to act prudently, solely in the best interest of the beneficial owners of the accounts it manages. Royce attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner it believes will be consistent with efforts to enhance and/or protect stockholder value.

Royce’s personnel are responsible for monitoring receipt of all proxies and seeking to ensure that proxies are received for all securities for which Royce has proxy voting authority. Royce is not responsible for voting proxies it does not receive. Royce divides proxies into “regularly recurring” and “non-regularly recurring” matters. Examples of regularly recurring matters include non-contested elections of directors and non-contested approvals of independent auditors. Royce’s personnel are responsible for developing and maintaining a list of matters Royce treats as “regularly recurring” and for ensuring that instructions from a Royce Co-Chief Investment Officer are followed when voting those matters on behalf of Royce clients. Non-regularly recurring matters are all other proxy matters and are brought to the attention of the relevant portfolio manager(s) for the applicable account(s). After giving consideration to advisories provided by an independent third party research firm with respect to such non-regularly recurring matters, the portfolio manager(s) directs that such matters be voted in a way that he or she believes should better protect or enhance the value of the investment.

Certain Royce portfolio managers may provide instructions that they do not want regularly recurring matters to be voted in accordance with the standing instructions for their accounts and individual voting instructions on all matters, both regularly recurring and non-regularly recurring, will be obtained from such portfolio managers. Under certain circumstances, Royce may also vote against a proposal from the issuer’s board of directors or management. Royce’s portfolio managers decide these issues on a case-by-case basis. A portfolio manager of Royce may, on occasion, decide to abstain from voting a proxy or a specific proxy item when such person concludes that the potential benefit of voting is outweighed by the cost or when it is not in the client’s best interest to vote.

There may be circumstances where Royce may not be able to vote proxies in a timely manner, including, but not limited to, (i) when certain securities are out on loan at the time of a record date; (ii) when administrative or operational constraints impede Royce’s ability to cast a timely vote, such as late receipt of proxy voting information; and/or (iii) when systems, administrative or processing errors occur (including errors by Royce or third party vendors).

To further Royce’s goal to vote proxies in the best interests of its client, Royce follows specific procedures outlined in the Proxy Voting Procedures to identify, assess and address material conflicts that may arise between Royce’s interests and those of its clients before voting proxies on behalf of such clients. In the event such a material conflict of interest is identified, the proxy will be voted by Royce in accordance with the recommendation given by an independent third-party research firm.

You may obtain a copy of the Proxy Voting Procedures at www.royceinvest.com or by calling 212-508-4500. Additionally, information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12- month period ended June 30 is available without charge upon request, by calling the Trust toll-free at (800) 221-4268 and on the SEC’s Internet site at http://www.sec.gov.

PORTFOLIO HOLDINGS DISCLOSURE POLICY

The Board has adopted the following policy and procedures with respect to the disclosure of portfolio holdings:

It is the policy of the Funds to prevent the selective disclosure of non-public information concerning Fund portfolio holdings. Unless specifically authorized by The Royce Fund’s Chief Compliance Officer, no non-public portfolio holdings information for any Fund may be provided to anyone except in accordance with the following Policy and Procedures.

Public Disclosure of Portfolio Holdings

No earlier than 15 days after the end of each calendar quarter, the Funds’ most recent complete quarter-end schedules of portfolio holdings will be posted on the Funds’ website. Such disclosure will remain accessible on the Funds’ website until the posting of the portfolio holdings schedules for the next succeeding calendar quarter-end. The Funds also distribute complete portfolio holdings information to their shareholders through semi-annual and annual reports first mailed to shareholders within sixty days after period ends. Such semi-annual and annual reports are also made available to the public through postings at the same time on the Funds’ website www.royceinvest.com. Finally, the Funds’ complete portfolio holdings are also available on Exhibit F to Form N-PORT, which filings are made with the SEC within 60 days of the end of the first and third fiscal quarters. The Funds’ Form N-PORT filings are available on the Commission’s website at http://www.sec.gov.

All other portfolio holdings information must first be posted on the Funds’ website before it is provided to anyone. Complete or partial portfolio holdings information may, therefore, be included in responses to Requests for Proposal, Pitch Books or similar marketing materials, only if such information is based on the latest holdings information publicly available on the Funds’ website.

Non-Public Dissemination of Portfolio Holdings Information

From time to time, portfolio holdings information that is not publicly available may be required by the Fund’s service providers or other third parties in order to perform various services for the Funds, including, but not limited to, custodian services, pricing services, auditing, printing, legal, compliance, software support, proxy voting support and providing ratings for a Fund. Such persons may be provided with information more current than the latest publicly-available portfolio holdings only if: (i) more current information is necessary in order for the third party to complete its task and (ii) the third party has agreed in writing to keep the information confidential and to not use the information to trade securities. Non-public dissemination to a Fund service provider must be authorized by Royce’s Chief Operating Officer, Royce’s General Counsel or the Trust’s Chief Compliance Officer only after it is determined that such dissemination serves a legitimate business purpose in the best interest of shareholders.

At the present time, the Trust has ongoing arrangements with the following service providers to provide them with non-public portfolio holdings information with respect to the Funds:

State Street Bank and Trust Company – Information is provided daily with no time lag.

PricewaterhouseCoopers LLP – Information is provided as needed with no time lag.

Sidley Austin LLP – Information is provided with Board materials with a time lag of less than one week to ten weeks, and may be provided at other times as needed.

Glass Lewis & Co. – Information is provided daily with no time lag.

Institutional Shareholder Services, Inc. – Information is provided daily with no time lag.

Broadridge Financial Solutions, Inc. – Information is provided daily with no time lag.

Allied Printing Services, Inc. – Information is generally provided with a time lag of two weeks but may be provided with no time lag.

Automated Securities Clearance, LLC – Information is provided daily with no time lag.

Charles River Systems, Inc. – Information is provided daily with no time lag.

Factset – Information is provided daily with no time lag.

Bloomberg – Information is provided daily with no time lag.

Alpha Theory – Information is provided daily with no time lag.

Evestment – Information is provided quarterly with no time lag.

Certain administrative employees of Franklin Resources, Royce’s ultimate parent company, or its subsidiaries regularly have access to the Funds’ portfolio holdings. All portfolio holdings information given to these employees is subject to the Franklin Resources Code of Conduct, which has been distributed to all such employees and prohibits the disclosure of confidential information.

Additionally, the Funds may occasionally reveal certain of their current portfolio securities to broker-dealers in connection with their executing securities transactions on behalf of the Funds. In such cases, the Funds do not enter into formal confidentiality agreements with the broker-dealers. Also, the Board, Trust officers, and certain Royce employees, including fund accounting, legal, compliance, marketing, administrative and systems personnel have access to the Funds’ portfolio holdings information prior to the time it is made public. All such persons are required by the Funds and Royce to keep such information confidential.

Incidental information about the portfolio holdings of the Funds (including information that a Fund no longer holds a particular security) may be provided to third parties when the extent of the information and its timeliness are such that it cannot reasonably be seen to give the recipient an advantage in trading Fund shares or to in any other way harm the Fund or its shareholders. However, information about a security holding may not be released if, in Royce’s judgment, it could be seen to interfere with the current or future purchase or sale activities of a Fund. In this respect, information about intended or ongoing transactions may not be released.

General information about a Fund’s portfolio securities holdings (not including the holdings themselves) that is derived from its holdings (that have or have not been publicly released) that do not reveal portfolio holdings are not subject to the Policy and Procedures. This would include such characteristics of a Fund as portfolio volatility, median capitalization, percentages of international and domestic securities or sector allocations.

Notwithstanding the above, no person is authorized under the Policy and Procedures to make a disclosure that is unlawful under the anti-fraud provisions of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act).

Nothing contained in the Policy and Procedures is intended to prevent the disclosure of portfolio holdings information as required by applicable law. For example, the Funds or any of their affiliates or service providers may file any report required by applicable law (such as Form N-PORT and/or Schedules 13D, 13G and 13F), respond to requests from regulators, and comply with valid subpoenas. On an annual basis, The Royce Fund’s Chief Compliance Officer will report to the Board on the operation and effectiveness of the Policy and Procedures.

Prohibitions on Receipt of Compensation or Other Compensation

The Policies and Procedures prohibit the Funds, Royce and any other person to pay or receive any compensation or other consideration of any type for the purpose of obtaining disclosure of the Funds’ portfolio securities holdings or other investment positions. “Consideration” includes any agreement to maintain assets in a Fund or in any other investment company or account managed by Royce or by any of its affiliated persons.

PRICING OF SHARES BEING OFFERED

The purchase and redemption price of each Fund’s shares is based on the relevant Fund’s current net asset value per share. See “Net Asset Value Per Share” in the Funds’ Prospectuses.

As set forth under “Net Asset Value Per Share”, State Street determines each Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (the “NYSE”) (generally at 4:00 p.m. Eastern Time), on each day that the NYSE is open. The NYSE ordinarily is open on all weekdays which are not holidays. Thus, it is closed on Saturdays and Sundays and on New Year’s Day, Martin Luther King Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

The Funds have authorized one or more financial intermediaries to receive purchase and redemption orders on their behalf. Such financial intermediaries may be authorized to designate other intermediaries to receive purchase and redemption orders on the Funds’ behalf. The Funds will be deemed to have received a purchase or redemption order when an authorized broker or, if applicable, a financial intermediary’s authorized designee, receives the order. Such orders will be priced at the Funds’ net asset value next computed after they are received by an authorized financial intermediary or the financial intermediary’s authorized designee and accepted by the Fund.

REDEMPTIONS IN KIND

Conditions may arise in the future which would, in the judgment of the Board or Royce, make it undesirable for a F und to pay for all redemptions in cash. The Trust reserves the right to satisfy a shareholder’s redemption request under certain circumstances by effecting a redemption-in-kind through a pro rata distribution of the Fund’s portfolio securities (allowing for adjustments to prevent distributions of restricted shares, fractional shares and odd-lot numbers of shares). Redemption in-kind proceeds will typically be made by delivering the selected securities to the redeeming shareholder within seven days after the receipt of a redemption request in Good Order. For these purposes, such securities will be valued at the same valued assigned to them in computing the Fund’s net asset value per share. If the Fund pays redemption proceeds by transferring portfolio securities in-kind to you, you may pay transaction costs to dispose of the securities, incur adverse tax consequences in connection with any such disposal, and receive less for them than the price at which they were valued for purposes of redemption. However, the Trust is obligated to redeem for cash all shares presented for redemption by any one shareholder up to $250,000 (or 1% of a Fund’s net assets if that is less) in any 90-day period.

APPLICATION OF FREQUENT TRADING POLICY TO CERTAIN INVESTORS

As described in the Prospectus, under the Trust’s frequent trading policy, the Funds may, in certain circumstances, reject an investor’s purchase or exchange of Fund shares, or impose a redemption fee. Upon implementation of Rule 22c-2 under the 1940 Act, a Fund will not permit investors to purchase shares through certain intermediaries, including brokers, that do not have shareholder information agreements with either the Trust or RFS, acting on behalf of the Trust. Such shareholder information agreements are intended to help identify investors who engage in excessive trading through intermediaries. The Funds may elect to treat an intermediary that has no shareholder information agreement concerning the Funds as an individual investor with respect to the frequent trading policy. If the Funds make this election, they will not, with respect to the frequent trading policy, consider any individual order to transact Fund shares that an investor has submitted to the intermediary, but will instead consider only single transactions submitted by the intermediary. Depending in part on an investor’s relationship with the intermediary, this may have adverse consequences to the investor, such as the rejection of a transaction in Fund shares or the imposition of a fee, that would not be borne by other investors who deal with the Funds directly or through a different intermediary.

TAXATION

Each Fund has qualified and intends to remain qualified each year for the tax treatment applicable to a regulated investment company under Subchapter M of the Code. To so qualify, a Fund must comply with certain requirements of the Code relating to, among other things, the source of its income, the amount of its distributions and the diversification of its assets.

If it so qualifies, a Fund will not be subject to U.S. Federal income taxes to the extent that its net investment income and capital gain net income are distributed, so long as the Fund distributes, as ordinary income dividends, at least 90% of its investment company taxable income.

The Code imposes a non-deductible 4% excise tax on a Fund to the extent that the Fund does not distribute (including by declaration of certain dividends), during each calendar year, (i) 98% of its ordinary income for such calendar year, (ii) 98.2% of its capital gain net income for the one-year period ending October 31 of such calendar year (or the Fund’s actual taxable year ending December 31, if elected) and (iii) any income realized but not distributed in the prior year. To avoid the application of this tax, each Fund intends to distribute substantially all of its net investment income and capital gain net income at least annually to its shareholders.

Each Fund maintains accounts and calculates income by reference to the U.S. dollar for U.S. Federal income tax purposes. Investments calculated by reference to foreign currencies will not necessarily correspond to a Fund’s distributable income and capital gains for U.S. Federal income tax purposes as a result of fluctuations in foreign currency exchange rates. Furthermore, if any exchange control regulations were to apply to a Fund’s investments in foreign securities, such regulations could restrict that Fund’s ability to repatriate investment income or the proceeds of sales of securities, which may limit the Fund’s ability to make sufficient distributions to satisfy the 90% distribution requirement and avoid the 4% excise tax.

Income earned or received by a Fund from investments in foreign securities may be subject to foreign withholding taxes unless a withholding exemption is provided under an applicable treaty. Any such taxes would reduce that Fund’s cash available for distribution to shareholders. Shareholders of certain Funds that hold more than 50% of the value of their assets at the close of a taxable year in foreign securities may be able to claim Federal tax credits with respect to such foreign taxes paid by the Fund, subject to certain requirements and limitations contained in the Code. A foreign tax credit may be claimed with respect to withholding tax on payments with respect to a security only if the holder of the security meets certain holding period requirements. Both the shareholder and the Fund must meet these holding period requirements, and if the Fund fails to do so, it will not be able to “pass through” to its shareholders the ability to claim a credit or a deduction for the foreign taxes paid by the Fund. If a Fund satisfies the applicable requirements, such Fund will be eligible to file an election with the IRS pursuant to which shareholders of the Fund will be required to include their proportionate share of such foreign taxes in their income tax returns as gross income, treat such proportionate share as taxes paid by them, and deduct such proportionate shares in computing taxable income or, alternatively, if they have satisfied the holding period requirement, use them as foreign tax credits against their U.S. income taxes. A Fund will report annually to its shareholders the amount per year of such foreign taxes and other information needed to claim the foreign tax credit. It is currently anticipated that only Royce International Premier Fund will be eligible to elect to “pass through” foreign taxes to its shareholders in this manner.

If a Fund invests in stock of a so-called passive foreign investment company (“PFIC”), the Fund may be subject to U.S. Federal income tax on a portion of any “excess distribution” with respect to, or gain from the disposition of, the stock. The Fund would determine the tax by allocating such distribution or gain ratably to each day of the Fund’s holding period for the stock. The Fund would be taxed on the amount so allocated to any taxable year of the Fund prior to the taxable year in which the excess distribution or disposition occurs, at the highest marginal income tax rate in effect for such year, and the tax would be further increased by an interest charge. The Fund would include in its investment company taxable income the amount allocated to the taxable year of the distribution or disposition and, accordingly, this amount would not be taxable to the Fund to the extent distributed by the Fund as a dividend to shareholders. The Fund may make certain elections to mitigate the effect of these rules, but any such election could require the Fund to recognize taxable income or gain (which would be subject to the distribution requirements discussed above) without the concurrent receipt of cash.

If a Fund is treated as holding directly or indirectly 10% or more of the voting power or value of the stock (or other interests treated as equity for U.S. Federal income tax purposes) of a foreign corporation, and all 10% or greater U.S. shareholders collectively own more than 50% of the voting power or value of the stock of such corporation, the foreign corporation will be treated as a “controlled foreign corporation” (a “CFC”) for U.S. Federal income tax purposes. In such circumstances, the Fund would be required to report each year as ordinary income, its pro rata share of the CFC’s earnings for such year, and such income would be subject to the distribution requirements discussed above, whether or not such income is concurrently distributed to the Fund.

As of December 31, 2020, none of Royce Pennsylvania Mutual Fund, Royce Premier Fund, or Royce Special Equity Fund had any capital loss carryforwards.

Investments of a Fund in securities issued at a discount or providing for deferred interest payments or payments of interest in kind (which investments are subject to special tax rules under the Code) will affect the amount, timing and character of distributions to shareholders. For example, a Fund which acquires securities issued at a discount is required to accrue as ordinary income each year a portion of the discount (even though the Fund may not have received cash interest payments equal to the amount included in income) and to distribute such income each year in order to maintain its qualification as a regulated investment company and to avoid income and excise taxes. In order to generate sufficient cash to make distributions necessary to satisfy the 90% distribution requirement when a Fund recognizes non-cash “phantom” income and to avoid income and excise taxes, the Fund may have to dispose of securities that it would otherwise have continued to hold.

A Fund’s transactions in options, futures contracts, and certain other transactions will be subject to special provisions of the Code (including provisions relating to “hedging transactions,” “straddles,” “wash sales,” and “section 1256 contracts”) that, among other things, may affect the character of gains and/or losses realized by the Fund (as short-term or long-term), accelerate recognition of income to the Fund and defer the allowance of Fund losses. These rules could therefore affect the character, amount and timing of distributions to shareholders. These provisions also may: (a) require the Fund to mark-to-market certain types of the positions in its portfolio (i.e., treat them as if they were closed out at the end of each year) and (b) cause the Fund to recognize income without receiving cash with which to pay dividends or make distributions in amounts necessary to satisfy the distribution requirements for avoiding income and excise taxes.

Taxation of U.S. Shareholders

The following discussions are limited to the U.S. Federal income tax consequences relevant to U.S. shareholders. As used herein, a U.S. shareholder is a beneficial owner of shares that, for U.S. Federal income tax purposes, is: (i) a citizen or resident (as defined in the Code) of the United States; (ii) a corporation (or entity taxable as a corporation for U.S. Federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia; (iii) an estate, the income of which is subject to U.S. Federal income tax regardless of source; or (iv) a trust with respect to which a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions, or a trust that was treated as a domestic trust under the law in effect before 1997 that has properly elected to continue to be treated as a domestic trust.

Distributions

U.S. Federal income tax purposes, distributions by each Fund, whether received in cash or reinvested in additional shares, from net investment income and from any net realized short-term capital gain are taxable to shareholders as ordinary income, which generally cannot be offset by capital losses. Distributions of “qualified dividend income” to non-corporate shareholders are taxable at the Federal income tax rates applicable to net capital gain. A distribution from a Fund generally will be treated as qualified dividend income to the extent that it is comprised of dividend income received by the Fund from taxable domestic and certain foreign corporations, provided that certain holding period and other requirements under the Code are satisfied. For corporate shareholders, distributions of net investment income (but not distributions of short-term capital gains) may qualify in part for the 50% dividends received deduction for purposes of determining their regular taxable income, provided that certain holding period and other requirements under the Code are satisfied.

Distributions by the Fund from net capital gains will be taxable as long-term capital gain, whether received in cash or reinvested in Fund shares and regardless of how long a shareholder has held Fund shares. Such distributions are not eligible for the corporate dividends received deduction. Capital gain distributions to a non-corporate shareholder, although fully includible in income, are taxed as of the date hereof at preferential Federal income tax rates. A Fund may retain certain amounts of capital gains and designate them as undistributed net capital gain in a notice to its shareholders, who (i) will be required to include in income for Federal income tax purposes, as long-term capital gain, their proportionate shares of the undistributed amounts so designated, (ii) will be entitled to credit their proportionate shares of the income tax paid by the Fund on those undistributed amounts against their Federal income tax liabilities, and (iii) will be entitled to increase their Federal income tax basis in their shares by an amount equal to the excess of the amounts of undistributed net capital gain included in their respective income over their respective income tax credits.

A 3.8% Medicare contribution tax is imposed (in addition to regular U.S. Federal income tax) on the net investment income (which includes interest, dividends and capital gains) of U.S. individuals with income exceeding $200,000, or $250,000 if married and filing jointly, and of certain trusts and estates.

Distributions by a Fund in excess of its current and accumulated earnings and profits will reduce a shareholder’s tax basis in Fund shares (and, to that extent, will not be taxable). To the extent such distributions exceed the shareholder’s tax basis, they will be taxable as capital gains assuming the shareholder holds its Fund shares as capital assets.

A distribution is treated as paid during a calendar year if it is declared in October, November or December of the year to shareholders of record in such month and paid by January 31 of the following year. Such distributions are taxable to such shareholders as if received by them on December 31, even if not paid to them until January. In addition, certain other distributions made after the close of a Fund’s taxable year may be “spilled back” and treated as paid by the Fund (other than for purposes of avoiding the 4% excise tax) during such year. Such dividends would be taxable to the shareholders in the taxable year in which the distribution was actually made by the Fund.

Certain types of income received by a Fund from real estate investment trusts (“REITs”), real estate mortgage investment conduits (“REMICs”), taxable mortgage pools or other investments may cause the Fund to designate a small portion of its distributions as “excess inclusion income.” Such excess inclusion income may: (i) constitute taxable income, as “unrelated business taxable income” (“UBTI”), for those shareholders which would otherwise be tax-exempt, such as individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities; (ii) not be offset by net operating losses for U.S. Federal income tax purposes; and (iii) cause the Fund to be subject to tax if certain “disqualified organizations” as defined by the Code are Fund shareholders.

Each Fund will send written notices to shareholders regarding the amount and U.S. Federal income tax status of all distributions made by the Fund during each calendar year.

Back-up Withholding

Under the Code, certain non-corporate shareholders may be subject to back-up withholding taxes on reportable dividends, capital gains distributions and redemption payments (“back-up withholding”). Generally, shareholders subject to back-up withholding are those for whom a taxpayer identification number and certain required certifications are not on file with the Fund or who, to the Fund’s knowledge, have furnished an incorrect number. In addition, the IRS requires the Fund to withhold from distributions to any shareholder who does not certify to the Fund that such shareholder is not subject to back-up withholding due to notification by the IRS that such shareholder has under-reported interest or dividend income. When establishing an account, an investor must certify under penalties of perjury that such investor’s taxpayer identification number is correct and that such investor is not subject to or is exempt from back-up withholding.

Timing of Purchases and Distributions

At the time of an investor’s purchase, a Fund’s net asset value may reflect undistributed income or capital gains or net unrealized appreciation of securities held by the Fund. A subsequent distribution to the investor of such amounts, although it may in effect constitute a return of his or its investment in an economic sense, would be taxable to the shareholder as ordinary income or capital gain as described above. Investors should carefully consider the tax consequences of purchasing Fund shares just prior to a distribution, as they will receive a distribution that is taxable to them.

Sales, Redemptions or Exchanges of Shares

Gain or loss recognized by a shareholder upon the sale, redemption or other taxable disposition of Fund shares (provided that such shares are held by the shareholder as a capital asset) will be treated as capital gain or loss, measured by the difference between the adjusted tax basis of the shares and the amount realized on the sale or exchange. Capital losses are deductible only to the extent of capital gains (subject to an exception for individuals under which a limited amount of capital losses may be offset against ordinary income). A shareholder’s tax basis in Fund shares received as a dividend will equal the total dollar amount of the dividend paid to the shareholder. Capital gains for non-corporate shareholders will be taxed at the preferential Federal income tax rates applicable to long-term capital gains if the shares were held for more than 12 months, and otherwise will be taxed at regular income tax rates if the shares were held for 12 months or less. Shares received as a dividend will have a new holding period (for tax purposes) beginning on the day following the day on which the shares are credited to the shareholder’s account. A shareholder's exchange of shares between Funds will be treated for tax purposes as a sale of the Fund shares surrendered in the exchange, and may result in the shareholder's recognizing a taxable gain or loss.

The IRS will disallow a loss to the extent that the Fund shares disposed of are replaced (including by receiving Fund shares upon the reinvestment of distributions) within a period of 61 days, beginning 30 days before and ending 30 days after the sale of the shares. In such a case, the amount of the disallowed loss will increase the basis of the shares acquired. Also, a loss recognized upon the sale, redemption or other taxable disposition of Fund shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain distributions received with respect to such shares.

A Fund is generally required by law to report to each shareholder and to the IRS cost basis information for shares of the Fund purchased on or after January 1, 2012, and sold or redeemed after that date. This information includes the adjusted cost basis of the shares, the gross proceeds from disposition, and whether the gain or loss is long-term or short- term. The adjusted cost basis of shares will be based on the default cost basis reporting method selected by the Fund, unless a shareholder, before the sale or redemption, informs the Fund that it has selected a different IRS-accepted method offered by the Fund. These requirements, however, will not apply for investments through an IRA or other tax-advantaged account. Shareholders should consult their tax advisors to determine the best cost basis method for their tax situation, and to obtain more information about how these cost basis reporting requirements apply to them. For shares of a Fund purchased before January 1, 2012, these requirements will not apply, but the Fund will continue to report to the IRS the gross proceeds received by a shareholder from the sale or redemption of such shares.

* * *

The foregoing relates to U.S. Federal income taxation. Changes in U.S. Federal income tax law occurring after the date of this Statement of Additional Information may be retroactive and may significantly affect the Federal income tax matter addressed above.

An investment in a Fund may have consequences under state and local tax law, about which investors are urged to consult their own tax advisers.

Royce Pennsylvania Mutual Fund Gift Taxes

An investment in Royce Pennsylvania Mutual Fund through a GiftShare trust account may be a taxable gift for U.S. Federal tax purposes, depending upon the option selected and other gifts that the Donor and his or her spouse may make during the calendar year.

If the Donor selects the Withdrawal Option, the entire amount of the gift will be a “present interest” that qualifies for the Federal annual gift tax exclusion. In that case, the Donor will be required to file a Federal gift tax return for the year of the gift only if: (i) he or she makes gifts (including the gift of Fund shares) totaling more than the amount of the Federal annual gift tax exclusion ($15,000 for calendar year 2021) to the same individual during that year; (ii) the Donor and his or her spouse elect to have any gifts by either of them treated as “split gifts” (i.e., treated as having been made one-half by each of them for gift tax purposes); or (iii) the Donor makes any gift of a future interest during that year. The Trustee will notify the Beneficiary of his or her right of withdrawal promptly following any investment in the Fund under the Withdrawal Option.

If the Donor selects the Accumulation Option, the entire amount of the gift will be a “future interest” for Federal gift tax purposes, so that none of the gift will qualify for the Federal annual gift tax exclusion. Consequently, the Donor will have to file a Federal gift tax return (IRS Form 709) reporting the entire amount of the gift, even if the gift is less than $15,000.

No U.S. Federal gift tax will be payable by the Donor until his or her cumulative taxable gifts (i.e., gifts other than those qualifying for the annual exclusion or other exclusions) exceed the Federal applicable exclusion amount for gift tax purposes (currently $10,000,000 before adjustment for inflation). Any gift of Fund shares that does not qualify for the annual exclusion will reduce the amount of the Federal applicable exclusion amount for gift tax purposes that would otherwise be available for future gifts or to the Donor’s estate. Gifts of Fund shares may qualify for “gift splitting” with the Donor’s spouse, meaning that if both are U. S. citizens or residents, the Donor and his or her spouse may elect to treat the gift as having been made one-half by each of them.

The Donor’s gift of Fund shares may also have to be reported for state gift tax purposes, if the state in which the Donor resides imposes a gift tax. Many states do not impose such a tax. Some of the states that do impose a gift tax follow the Federal rules concerning the types of transfers subject to tax and the availability of the annual exclusion.

Generation-Skipping Transfer Taxes

Under the GST tax rules, if the Beneficiary of a gift through a GiftShare trust account is a grandchild or more remote descendant of the Donor or is assigned, under Federal tax law, to the generation level of the Donor’s grandchildren or more remote descendants, any part of the gift that does not qualify for the Federal annual gift tax exclusion generally will be a GST taxable transfer. These gifts are now protected from the GST tax by the automatic allocation of the Donor’s GST exemption until his or her GST tax exemption (currently $10,000,000 before adjustment for inflation) has been fully utilized. The tax rate on transfers subject to the GST tax is the maximum Federal estate tax rate (currently 40%). The Donor must report gifts subject to the GST tax, whether or not covered by the GST tax exemption, on the Donor’s Federal gift tax return. To the extent that a gift through a GiftShare trust account qualifies for the Federal annual gift tax exclusion, it is protected from GST tax. See “Gift Taxes” above.

Income Taxes

The Internal Revenue Service has taken the position in recent rulings that a trust beneficiary who is given a power of withdrawal over contributions to the trust should be treated as the “owner” of the portion of the trust that was subject to the power for Federal income tax purposes. Accordingly, if the Donor selects the Withdrawal Option, the Beneficiary may be treated as the “owner” of all of the Fund shares in the account for Federal income tax purposes, and will be required to report all of the income and capital gains earned in the Trust on his or her personal Federal income tax return. The Trust will not pay Federal income taxes on any of the Trust’s income or capital gains. The Trustee will prepare and file the Federal income tax information returns that are required each year (and any state income tax returns that may be required), and will send the Beneficiary a statement following each year showing the amounts (if any) that the Beneficiary must report on his or her income tax returns for that year. If the Beneficiary is under nineteen years of age or is a full-time student, these amounts may be subject to Federal income taxation at the marginal rate applicable to the Beneficiary’s parents. The Beneficiary will have the option exercisable annually to require the Trustee to pay him or her a portion of the Trust’s income and capital gains to provide funds with which to pay any resulting income taxes, which the Trustee will do by redeeming Fund shares. The amount distributed will be the lesser of the amount the Beneficiary requests and a fraction of the Trust’s ordinary income and short-term capital gains, and long-term capital gains, respectively, equal to the highest marginal Federal income tax rate imposed on each type of income (currently, 37% and 20%, respectively). Under the Withdrawal Option, the Beneficiary will also be able to require the Trustee to pay his or her tuition, room and board and other expenses of his or her college or post- graduate education (subject, in certain instances, to approval by the Beneficiary’s Representative), and the Trustee will raise the cash necessary to fund these distributions by redeeming Fund shares. Any such redemption will result in the realization of capital gain or loss on the shares redeemed, which will be reportable by the Beneficiary on his or her income tax returns for the year in which the shares are redeemed, as described above.

If the Donor selects the Accumulation Option, the Trust that he or she creates will be subject to Federal income tax on all income and capital gains earned by the Trust, less a $100 annual exemption (in lieu of the personal exemption allowed to individuals). The amount of the tax will be determined under the tax rate schedule applicable to estates and trusts, which is more sharply graduated than the rate schedule for individuals, reaching the same maximum marginal Federal income tax rate for ordinary income and short-term capital gains (currently, 37%), but at a much lower taxable income level than would apply to an individual. It is anticipated, however, that the income generated by Fund shares will primarily be long- term capital gains, on which the Federal income tax rate is currently limited to 20%. The Trustee will raise the cash necessary to pay any Federal or state income taxes by redeeming Fund shares. The Beneficiary will not pay Federal income taxes on any of the Trust’s income or capital gains, except those earned in the year when the Trust terminates. The Trustee will prepare and file all Federal and state income tax returns that are required each year, and will send the Beneficiary an information statement for the year in which the Trust terminates showing the amounts (if any) that the Beneficiary must report on his or her Federal and state income tax returns for that year.

When the Trust terminates, the distribution of the remaining Fund shares held in the Trust to the Beneficiary will not be treated as a taxable disposition that would cause capital gain or loss to be realized by the Beneficiary (or, if he or she has died, by his or her estate). Any Fund shares received by the Beneficiary will have the same cost basis as they had in the Trust at the time of termination. Any Fund shares received by the Beneficiary’s estate will have a basis equal to the value of the shares at the Beneficiary’s death (or the alternate valuation date for Federal estate tax purposes, if elected).

Consultation With Qualified Tax Adviser

Due to the complexity of Federal and state gift, GST and income tax laws pertaining to all gifts in trust, prospective Donors should consider consulting with an attorney or other qualified tax adviser before investing in Royce Pennsylvania Mutual Fund.

DESCRIPTION OF THE TRUST

Trust Organization

The Trust was organized in April 1996 as a Delaware business trust. It is the successor by mergers to The Royce Fund, a Massachusetts business trust (the “Predecessor”), and Pennsylvania Mutual Fund, a Delaware business trust. The mergers were effected on June 28, 1996, under an Agreement and Plan of Merger pursuant to which the Predecessor and Pennsylvania Mutual Fund merged into the Trust, with each Fund of the Predecessor and Pennsylvania Mutual Fund becoming an identical counterpart series of The Royce Fund, Royce continuing as the Funds’ investment adviser under their pre-merger Investment Advisory Agreements and RFS continuing as the Trust’s distributor. A copy of the Trust’s Certificate of Trust is on file with the Secretary of State of Delaware, and a copy of its Trust Instrument, its principal governing document, is available for inspection by shareholders at the Trust’s office in New York. The Trust’s business and affairs are managed under the direction of the Board.

The Trust has an unlimited authorized number of shares of beneficial interest, which the Board of Trustees may divide into an unlimited number of series and/or classes without shareholder approval. (All eleven series of the Trust presently have more than one class of shares.) Shareholders are entitled to one vote per share (with proportional voting for fractional shares). Shares vote by individual series, except that shares are voted in the aggregate and not by individual series when required by the 1940 Act and that if Trustees determine that a matter affects shareholders of only one series or class, then only shareholders of that series or class are entitled to vote on that matter. The shares of each class represent a pari passu interest in the investment portfolio and other assets of each series of the Trust and have the same redemption and other rights.

Certain Service Class shareholders, eligible to invest in Investment Class shares, may, upon approval by The Royce Fund, convert their Service Class shares to Investment Class shares of the same fund, if offered in their state. No sales charges or other charges will apply to any such conversion. For U.S. Federal income tax purposes, a same-fund conversion is not expected to result in the realization by the investor of a capital gain or loss. The series of the Trust offer the following shares classes.

Fund	A Class	Investment Class	Service Class	Institutional Class	Consultant Class	R Class
Royce Pennsylvania Mutual Fund	X	X	X	X	X	X
Royce Micro-Cap Fund	−	X	X	−	X	−
Royce Premier Fund	X	X	X	X	X	X
Royce Total Return Fund	−	X	X	X	X	X
Royce Opportunity Fund	−	X	X	X	X	X
Royce Special Equity Fund	X	X	X	X	X	−
Royce Small-Cap Value Fund	−	X	X	−	X	X
Royce Smaller-Companies Growth Fund	−	X	X	X	X	−
Royce Global Financial Services Fund	−	−	X	X	−	−
Royce Dividend Value Fund	−	X	X	X	X	−
Royce International Premier Fund	−	X	X	X	X	−

Effective April 30, 1999, Royce GiftShares Fund and PMF II changed their names to Royce Trust & GiftShares Fund and Royce Opportunity Fund, respectively. Effective May 1, 2003, Royce Trust & GiftShares Fund changed its name to Royce TrustShares Fund. Effective May 1, 2006, Royce TrustShares Fund changed its name to Royce Heritage Fund. Effective May 1, 2008, Pennsylvania Mutual Fund changed its name to Royce Pennsylvania Mutual Fund. Effective May 1, 2015, Royce Value Fund, Royce Value Plus Fund, and Royce Opportunity Select Fund changed their names to Royce Small-Cap Value Fund, Royce Smaller-Companies Growth Fund, and Royce Micro-Cap Opportunity Fund, respectively.

Effective June 15, 2015, Royce Financial Services Fund and Royce International Smaller-Companies Fund changed their names to Royce Global Financial Services Fund and Royce International Small-Cap Fund, respectively. Effective September 15, 2015, Royce 100 Fund changed its name to Royce Small-Cap Leaders Fund. Effective May 1, 2017, Royce Heritage Fund changed its name to Royce Small/Mid-Cap Premier Fund. Effective February 1, 2018, Royce International Micro-Cap Fund changed its name to Royce International Discovery Fund.

On August 4, 2000, Royce Total Return Fund acquired all of the assets and assumed all of the liabilities of The REvest Value Fund. The reorganization was accomplished by exchanging shares of Royce Total Return Fund equal in value to the shares of The REvest Value Fund owned by each of its shareholders. On August 10, 2015, Royce Small-Cap Leaders Fund (formerly Royce 100 Fund) acquired all of the assets and assumed all of the liabilities of Royce Select Fund I. The reorganization was accomplished by exchanging shares of Royce Small-Cap Leaders Fund (formerly Royce 100 Fund) equal in value to the shares of Royce Select Fund I owned by each of its shareholders. On February 29, 2016, Royce International Premier Fund acquired all of the assets and assumed all of the liabilities of each of Royce European Small- Cap Fund and Royce Global Value Fund. Each reorganization was accomplished by exchanging shares of Royce International Premier Fund equal in value to the shares of the relevant target fund owned by each of its shareholders. On June 4, 2019, Royce Pennsylvania Mutual Fund acquired all of the assets and assumed all of the liabilities of each of Royce Small-Cap Leaders Fund and Royce Small/Mid-Cap Premier Fund. Each reorganization was accomplished by exchanging shares of Royce Pennsylvania Mutual Fund equal in value to the shares of the relevant target fund owned by each of its shareholders. On June 4, 2019, Royce Opportunity Fund acquired all of the assets and assumed all of the liabilities of Royce Micro-Cap Opportunity Fund. The reorganization was accomplished by exchanging shares of Royce Opportunity Fund equal in value to the shares of Royce Micro-Cap Opportunity Fund owned by each of its shareholders. On July 12, 2019, Royce Micro-Cap Fund acquired all of the assets and assumed all of the liabilities of Royce Low-Priced Stock Fund. The reorganization was accomplished by exchanging shares of Royce Micro-Cap Fund equal in value to the shares of Royce Low-Priced Stock Fund owned by each of its shareholders.

Each of the seven Trustees currently in office was elected by the Funds’ shareholders. There will normally be no meeting of shareholders for the election of Trustees until less than a majority of the shareholder-elected Trustees remain in office, at which time the Trustees will call a shareholders meeting for the election of Trustees. In addition, Trustees may be removed from office by written consents signed by the holders of a majority of the outstanding shares of the Trust and filed with the Trust’s custodian or by a vote of the holders of a majority of the outstanding shares of the Trust at a meeting duly called for this purpose upon the written request of holders of at least 10% of the Trust’s outstanding shares. Upon the written request of 10 or more shareholders of the Trust, who have been shareholders for at least 6 months and who hold shares constituting at least 1% of the Trust’s outstanding shares, stating that such shareholders wish to communicate with the Trust’s other shareholders for the purpose of obtaining the necessary signatures to demand a meeting to consider the removal of a Trustee, the Trust is required (at the expense of the requesting shareholders) to provide a list of its shareholders or to distribute appropriate materials. Except as provided above, the Trustees may continue to hold office and appoint their successors.

The trustee of Royce Pennsylvania Mutual Fund trusts will send notices of meetings of Royce Pennsylvania Mutual Fund shareholders, proxy statements and proxies for such meetings to the trusts’ beneficiaries to enable them to attend the meetings in person or vote by proxies. It will vote all Royce Fund shares held by it which are not present at the meetings and for which no proxies are returned in the same proportions as Royce Pennsylvania Mutual Fund shares for which proxies are returned.

Shares are freely transferable, are entitled to distributions as declared by the Trustees and, in liquidation of the Trust or their series, are entitled to receive the net assets of their series and/or class. Shareholders have no preemptive rights. The Trust’s fiscal year ends on December 31.

Shareholder Liability

Generally, shareholders will not be personally liable for the obligations of their Fund or of the Trust under Delaware law. The Delaware Statutory Trust Act provides that a shareholder of a Delaware statutory trust is entitled to the same limited liability extended to stockholders of private corporations for profit organized under the Delaware General Corporation Law. No similar statutory or other authority limiting statutory trust shareholder liability exists in many other states. As a result, to the extent that the Trust or a shareholder of the Trust is subject to the jurisdiction of courts in those states, the courts may not apply Delaware law and may thereby subject Trust shareholders to liability. To guard against this possibility, the Trust Instrument: (i) requires that every written obligation of the Trust contain a statement that such obligation may be enforced only against the Trust’s assets (however, the omission of this disclaimer will not operate to create personal liability for any shareholder); and (ii) provides for indemnification out of Trust property of any Trust shareholder held personally liable for the Trust’s obligations. Thus, the risk of a Trust shareholder incurring financial loss beyond his investment because of shareholder liability is limited to circumstances in which: (i) a court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations. In light of Delaware law, the nature of the Trust’s business and the nature of its assets, management believes that the risk of personal liability to a Trust shareholder is extremely remote.

PA RT C - OTHER INFORMATION

Item 28.	Exhibits:

(a)(1)	Trust Instrument dated, April 12, 1996, previously filed on August 16, 2006 with Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(a)(2)	Certificate of Trust dated, April 12, 1996, previously filed on August 16, 2006 with Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(b)	By-laws dated, April 12, 1996, previously filed on August 16, 2006 with Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(c)	Instrument Defining Rights of Security Holders. See Article IV. “Series; Classes; Shares” and Article VI. “Shareholders’ Voting Powers and Meetings” of the Trust Instrument. See also, Article V. “Meetings of Shareholders” of By-laws.
(d)(1)	Investment Advisory Agreement between The Royce Fund (Royce Pennsylvania Mutual Fund) and Royce & Associates, LP (“Royce”), dated July 31, 2020, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(2)	Investment Advisory Agreement between The Royce Fund (Royce Premier Fund) and Royce, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(3)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Micro-Cap Fund) and Royce, dated July 15, 2019, previously filed on April 29, 2020 with Post-Effective Amendment No. 142 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(4)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Total Return Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(5)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Opportunity Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(6)	Investment Advisory Agreement between The Royce Fund (Royce Special Equity Fund) and Royce, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(7)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Small-Cap Value Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(8)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Smaller-Companies Growth Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(9)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Global Financial Services Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(10)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce Dividend Value Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(11)	Amended and Restated Investment Advisory Agreement between The Royce Fund (Royce International Premier Fund) and Royce, dated July 1, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(12)	Investment Advisory Fee Waiver and Expense Reimbursement Agreement for Royce Premier Fund (Consultant Class), Royce Special Equity Fund (Consultant Class) and Royce Small-Cap Value Fund (Service Class (formerly, Investment Class)) dated December 31, 2003, previously filed on April 30, 2004 with Post-Effective Amendment No. 67 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(13)	Investment Advisory Fee Waiver and Expense Reimbursement Agreement for Royce Pennsylvania Mutual Fund (Service Class), Royce Opportunity Fund (Consultant Class) and Royce Small-Cap Value Fund (Consultant Class) dated December 31, 2006, previously filed on April 30, 2007 with Post-Effective Amendment No. 78 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(14)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements for Royce Pennsylvania Mutual Fund (R Class), Royce Premier Fund (R Class), Royce Total Return Fund (R Class) and Royce Value Fund (K Class and R Class) dated December 31, 2009, previously filed on April 27, 2010 with Post- Effective Amendment No. 98 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(15)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements for Royce Dividend Value Fund (Investment Class and Service Class), dated December 31, 2010, previously filed on April 28, 2011 with Post-Effective Amendment No. 105 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(16)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements for Royce Micro-Cap Fund (Service Class), Royce Opportunity Fund (R Class), Royce Special Equity Fund (Service Class), Royce Dividend Value Fund (Institutional Class), Royce International Premier Fund (Service Class), each dated December 31, 2012, previously filed on April 30, 2013 with Post-Effective Amendment No. 115 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(17)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements for Royce Micro-Cap Fund (Service Class), Royce Special Equity Fund (Service Class), Royce Global Financial Services Fund (Service Class), and Royce International Premier Fund (Service Class), each dated December 31, 2013, previously filed on April 30, 2014 with Post-Effective Amendment No. 124 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(18)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated December 31, 2014, for Royce Micro-Cap Fund (Service Class), Royce Special Equity Fund (Service Class), Royce Smaller-Companies Growth Fund (Investment Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Investment Class), and Royce International Premier Fund (Service Class), previously filed on April 30, 2015 with Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(19)	Investment Advisory Fee Waiver and Expense Reimbursement Agreement for Royce Micro-Cap Fund (Service Class), dated May 1, 2015, previously filed on April 30, 2015 with Post-Effective Amendment No. 126 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
1

(d)(20)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated January 1, 2016, for Royce International Premier Fund (Investment Class), Royce International Premier Fund (Consultant Class), and Royce Global Financial Services Fund (Institutional Class), previously filed on December 24, 2015 with Post-Effective Amendment No. 129 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(21)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated March 1, 2016, for Royce Micro-Cap Fund (Service Class), Royce Special Equity Fund (Service Class), Royce Smaller-Companies Growth Fund (Investment Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Global Financial Services Fund (Institutional Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Service Class), Royce International Premier Fund (Investment Class), and Royce International Premier Fund (Consultant Class), previously filed on April 29, 2016 with Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(22)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated March 1, 2017, for Royce Premier Fund (Service Class), Royce Micro-Cap Fund (Service Class), Royce Opportunity Fund, (Service Class), Royce Special Equity Fund (Service Class), Royce Small-Cap Value Fund (Service Class), Royce Small-Cap Value Fund (Investment Class), Royce Smaller-Companies Growth Fund (Service Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Global Financial Services Fund (Institutional Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Service Class), Royce International Premier Fund (Investment Class), and Royce International Premier Fund (Consultant Class), previously filed on April 28, 2017 with Post- Effective Amendment No. 133 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(23)	Investment Advisory Fee Waiver and Expense Reimbursement Agreement, dated February 1, 2018, for Royce International Premier Fund (Institutional Class), previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(24)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated March 1, 2018, for Royce Premier Fund (Service Class), Royce Micro-Cap Fund (Investment Class), Royce Micro-Cap Fund (Service Class), Royce Opportunity Fund, (Service Class), Royce Special Equity Fund (Service Class), Royce Small-Cap Value Fund (Service Class), Royce Small-Cap Value Fund (Investment Class), Royce Smaller-Companies Growth Fund (Institutional Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Global Financial Services Fund (Institutional Class), Royce Dividend Value Fund (Investment Class), Royce Dividend Value Fund (Service Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Service Class), Royce International Premier Fund (Investment Class), Royce International Premier Fund (Consultant Class), and Royce International Premier Fund (Institutional Class), previously filed on April 30, 2019 with Post-Effective Amendment No. 138 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(25)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated March 1, 2019, for Royce Premier Fund (Service Class), Royce Micro-Cap Fund (Investment Class), Royce Micro-Cap Fund (Service Class), Royce Opportunity Fund, (Investment Class), Royce Opportunity Fund, (Service Class), Royce Special Equity Fund (Service Class), Royce Small-Cap Value Fund (Investment Class), Royce Small-Cap Value Fund (Service Class), Royce Smaller-Companies Growth Fund (Service Class), Royce Smaller-Companies Growth Fund (Institutional Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Dividend Value Fund (Investment Class), Royce Dividend Value Fund (Service Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Investment Class), Royce International Premier Fund (Service Class), Royce International Premier Fund (Institutional Class), Royce International Premier Fund (Consultant Class), and Royce Total Return Fund (Service Class), ), previously filed on April 30, 2019 with Post-Effective Amendment No. 140 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(26)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated March 1, 2020, for Royce Micro-Cap Fund (Investment Class), Royce Premier Fund (Service Class), Royce Total Return Fund (Service Class), Royce Opportunity Fund (Service Class), Royce Special Equity Fund (Service Class), Royce Small-Cap Value Fund (Investment Class), Royce Small-Cap Value Fund (Service Class), Royce Smaller-Companies Growth Fund (Service Class), Royce Smaller-Companies Growth Fund (Institutional Class), Royce Smaller-Companies Growth Fund (Consultant Class), Royce Global Financial Services Fund (Service Class), Royce Global Financial Services Fund (Institutional Class), Royce Dividend Value Fund (Investment Class), Royce Dividend Value Fund (Service Class), Royce Dividend Value Fund (Institutional Class), Royce Dividend Value Fund (Consultant Class), Royce International Premier Fund (Investment Class), Royce International Premier Fund (Service Class), Royce International Premier Fund (Institutional Class), and Royce International Premier Fund (Consultant Class), previously filed on April 29, 2020 with Post-Effective Amendment No. 142 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(d)(27)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, each dated April 23, 2021, for Royce Premier Fund (A Class) and Royce Special Equity Fund (A Class). Filed herewith.
(e)(1)	Distribution Fee Agreements between Royce Pennsylvania Mutual Fund (A Class), Royce Premier Fund (A Class), and Royce Special Equity Fund (A Class) and Royce Fund Services, LLC, dated December 16, 2020, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(2)	Distribution Fee Agreements between Royce Dividend Value Fund (Consultant Class) and Royce Fund Services, Inc. (now Royce Fund Services, LLC) (“RFS”), dated December 12, 2013, previously filed on January 14, 2014 with Post-Effective Amendment No. 119 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(3)	Distribution Fee Agreement between Royce International Premier Fund (Service Class) and RFS, dated September 23, 2010, previously filed on October 5, 2010 with Post-Effective Amendment No. 101 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(4)	Distribution Fee Agreement between Royce Small-Cap Value Fund (R Class) and RFS dated June 7, 2007, previously filed on August 24, 2007 with Post-Effective Amendment No. 81 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(e)(5)	Distribution Fee Agreements between Royce Pennsylvania Mutual Fund (R Class), Royce Premier Fund (R Class), Royce Total Return Fund (R Class) and Royce Opportunity Fund (R Class) and RFS dated October 27, 2006, previously filed on October 27, 2006 with Post-Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(6)	Distribution Fee Agreements between Royce Pennsylvania Mutual Fund (Service Class), Royce Micro-Cap Fund (Service Class), Royce Opportunity Fund (Service Class), Royce Premier Fund (Service Class), Royce Total Return Fund (Service Class), Royce Special Equity Fund (Service Class), Royce Smaller-Companies Growth Fund (Service Class), Royce Small-Cap Value Fund (Service Class), Royce Global Financial Services Fund (Service Class) and Royce Dividend Value Fund (Service Class) and RFS dated May 1, 2006, previously filed on August 16, 2006 with Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(7)	Distribution Fee Agreements between Royce Opportunity Fund (Consultant Class), Royce Smaller-Companies Growth Fund (Consultant Class) and Royce Small-Cap Value Fund (Consultant Class) and RFS dated March 24, 2006, previously filed on August 16, 2006 with Post-Effective Amendment No. 76 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(8)	Distribution Fee Agreements between Royce Premier Fund (Consultant Class) and Royce Special Equity Fund (Consultant Class) and RFS dated April 10, 2003, previously filed on April 29, 2003 with Post-Effective Amendment No. 60 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(9)	Distribution Agreement between The Royce Fund and RFS dated October 1, 2001, previously filed on October 15, 2001 with Post- Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(e)(10)	Distribution Fee Agreements between Royce Pennsylvania Mutual Fund (Consultant Class), Royce Micro-Cap Fund (Consultant Class) and Royce Total Return Fund (Consultant Class) and RFS dated October 15, 2001, previously filed on October 15, 2001 with Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(f)	Bonus and Profit Sharing Plans - n/a

2

(g)(1)	Special Custody and Pledge Agreement among The Royce Fund, Goldman Sachs and State Street Bank dated as of November 11, 2010, previously filed on April 28, 2011 with Post-Effective Amendment No. 105 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(g)(2)	Form of Custodian Contract with State Street Bank and Trust Company dated as of December 31, 1985 and amendments dated December 11, 1987, May 13, 1988, April 7, 1992 and November 13, 1997, September 14, 2000, April 22, 2003 and June 30, 2005, previously filed on October 27, 2006 with Post- Effective Amendment No. 77 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(h)(1)	Administration Agreement between The Royce Fund and Royce, dated January 1, 2008, previously filed on April 30, 2008 with Post-Effective Amendment No. 85 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(h)(2)	Amended and Restated Administration Agreement between The Royce Fund and Royce, dated July 1, 2016, previously filed on February 28, 2017 with the Trust’s Form N-SAR and hereby incorporated by reference.
(h)(3)	Amended and Restated Administration Agreement between The Royce Fund and Royce, dated July 31, 2020, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(h)(4)	Form of Transfer Agency and Services Agreement between The Royce Fund and Royce Capital Fund and Boston Financial Data Services, Inc. (now DST Asset Manager Solutions, Inc.), dated as of April 4, 2009, previously filed on April 30, 2009 with Post-Effective Amendment No. 91 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(i)	Legal Opinion, dated November 8, 2013, previously filed on November 8, 2013 with Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(j)	Consent of PricewaterhouseCoopers LLP, independent registered accounting firm. Filed herewith.

(k)	Omitted Financial Statements - n/a

(l)(1)	Letter Agreements relating to the initial purchases of shares of Royce International Premier Fund between The Royce Fund and: Charles M. Royce (Royce International Premier Fund); The Royce Fund and Royce Family Investments, LLC (Royce International Premier Fund); The Royce Fund and [George U. Wyper] (Royce International Premier Fund), each dated December 16, 2010, previously filed on December 30, 2010 with Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(l)(2)	Form of Letter Agreement between The Royce Fund and Charles M. Royce relating to the initial purchase of shares of Royce Dividend Value Fund, previously filed on February 27, 2004 with Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(l)(3)	Form of Letter Agreement between The Royce Fund and Charles M. Royce relating to the initial purchase of shares of Royce Global Financial Services Fund, previously filed on October 17, 2003 with Post-Effective Amendment No. 64 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(l)(4)	Forms of Letter Agreements between The Royce Fund and Charles M. Royce relating to the initial purchase of shares of Royce Small-Cap Value Fund and Royce Smaller-Companies Growth Fund, previously filed on May 7, 2001 with Post-Effective Amendment No. 54 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(l)(5)	Form of Letter Agreement between The Royce Fund and Charles M. Royce relating to the initial purchase of shares of Royce Special Equity Fund, previously filed on March 2, 1998 with Post-Effective Amendment No. 45 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(m)(1)	Amended and Restated Distribution Plan of The Royce Fund, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(m)(2)	Amended and Restated Distribution Plan of The Royce Fund, previously filed on February 29, 2012 with Post-Effective Amendment No. 108 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(n)(1)	Rule 18f-3 Plans for Royce Dividend Value Fund, dated December 12, 2013, previously filed on January 14, 2014 with Post-Effective Amendment No. 119 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(2)	Rule 18f-3 Plan for Royce Dividend Value Fund, dated June 8, 2012, previously filed on June 8, 2012 with Post-Effective Amendment No. 112 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(3)	Rule 18f-3 Plan for Royce Pennsylvania Mutual Fund, previously filed on December 30, 2010 with Post-Effective Amendment No. 103 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(4)	Rule 18f-3 Plans for Royce Premier Fund, Royce Total Return Fund, Royce Opportunity Fund, Royce Small-Cap Value Fund and Royce Smaller-Companies Growth Fund dated May 1, 2008, previously filed on April 30, 2008 with Post-Effective Amendment No. 85 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(5)	Rule 18f-3 Plans for Royce Micro-Cap Fund and Royce Special Equity Fund dated May 1, 2007, previously filed on April 30, 2007 with Post-Effective Amendment No. 78 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(6)	Rule 18f-3 Plan for Royce International Premier Fund dated October 17, 2013, previously filed on November 8, 2013 with Post-Effective Amendment No. 117 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(n)(7)	Rule 18f-3 Plan for Royce Global Financial Services Fund dated September 9, 2015, previously filed on October 26, 2015 with Post-Effective Amendment No. 128 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(8)	Rule 18f-3 Plan for Royce International Premier Fund dated October 8, 2015, previously filed on October 26, 2015 with Post-Effective Amendment No. 128 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(n)(9)	Rule 18f-3 Plans for Royce Pennsylvania Mutual Fund Royce Premier Fund, Royce Total Return Fund, Royce Opportunity Fund, Royce Special Equity Fund, Royce Small-Cap Value Fund, Royce Smaller-Companies Growth Fund, and Royce Dividend Value Fund, dated April 29, 2016, previously filed on April 29, 2016 with Post-Effective Amendment No. 131 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(10)	Rule 18f-3 Plans for Royce Pennsylvania Mutual Fund, Royce Micro-Cap Fund, Royce Premier Fund, Royce Total Return Fund, Royce Opportunity Fund, Royce Special Equity Fund, Royce Small-Cap Value Fund, Royce Smaller-Companies Growth Fund, Royce Global Financial Services Fund, Royce Dividend Value Fund, and Royce International Premier Fund, dated December 13, 2016, previously filed on April 28, 2017 with Post-Effective Amendment No. 133 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.
(n)(11)

Rule 18f-3 Plan for Royce International Premier Fund dated December 13, 2017, previously filed on December 29, 2017 with Post-Effective Amendment No. 135 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(n)(12)	Rule 18f-3 Plans for Royce Pennsylvania Mutual Fund, Royce Premier Fund, and Royce Special Equity Fund, dated December 16, 2020, previously filed on January 26, 2021 with Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A and hereby incorporated by reference.

(o)	Reserved.

(p)	Code of Ethics for The Royce Funds and The Royce Companies, as amended through December 16, 2019, previously filed on April 29, 2020 with Post- Effective Amendment No. 40 to the Registration Statement on Form N-1A of Royce Capital Fund and hereby incorporated by reference.

3

Item 29.	Persons Controlled by or Under Common Control with Registrant There are no persons directly or indirectly controlled by or under common control with the Registrant.
Item 30.	Indemnification

(a)	Article IX of the Trust Instrument of the Registrant provides as follows:

“ARTICLE IX

LIMITATION OF LIABILITY AND INDEMNIFICATION

Section 1. Limitation of Liability. All persons contracting with or having any claim against the Trust or a particular Series shall look only to the assets of the Trust or such Series for payment under such contract or claim; and neither the Trustees nor any other Trust’s officers, employees or agents, whether past, present or future, shall be personally liable therefor. Every written instrument or obligation on behalf of the Trust or any Series shall contain a statement to the foregoing effect, but the absence of such statement shall not operate to make any Trustee or officers of the trust liable thereunder. None of the Trustees or officers of the Trust shall be responsible or liable for any act or omission or for neglect or wrongdoing by him or any agent, employee, investment adviser or independent contractor of the Trust, but nothing contained in this Trust Instrument or in the Delaware Act shall protect any Trustee or officer of the Trust against liability to the Trust or to Shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

INDEMNIFICATION

Section 2.

(a)                        Subject to the exceptions and limitations contained in Section 2(b) below:

(i)                       Every person who is, or has been, a Trustee or officer of the Trust (including persons who serve at the Trust’s request as directors, officers or trustees of another entity in which the Trust has any interest as a shareholder, creditor or otherwise) (hereinafter referred to as a “Covered Person”) shall be indemnified by the appropriate Fund to the fullest extent not prohibited by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Trustee or officer and against amounts paid or incurred by him in the settlement thereof; and

(ii)                       The words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal, administrative, investigatory or other, including appeals), actual or threatened, while in office or thereafter, and the words “liability” and “expenses” shall include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

(b)	No indemnification shall be provided hereunder to a Covered Person:

(i)                       Who shall, in respect of the matter or matters involved, adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence in the performance of his duties or reckless disregard of the obligations and duties involved in the conduct of his office or (B) not to have acted in the belief that his action was in the best interest of the Trust; or

(ii)                       In the event of a settlement, unless there has been a determination that such Trustee or officer did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office,

(A)              By the court or other body approving the settlement;

(B)              By a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter, based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(C)	By written opinion of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(c)                         The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such Trustee or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Trustees and officers, and other persons may be entitled by contract or otherwise under law.

(d)                       Expenses in connection with the preparation and presentation of a defense to any claim, action, suit or proceeding of the type described in subsection (a) of this Section 2 may be paid by the applicable Fund from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the applicable Fund if and when it is ultimately determined that he is not entitled to indemnification under this Section 2; provided, however, that either (i) such Covered Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Covered Person will be found entitled to indemnification under this Section 2.”

(b)	Paragraph 8 of the Investment Advisory Agreements by and between the Registrant and Royce & Associates provides as follows:

“8. Protection of the Adviser. The Adviser (or any sub-investment adviser as may be applicable) shall not be liable to the Fund or to any portfolio series thereof for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Fund or such series, and the Fund or each portfolio series thereof involved, as the case may be, shall indemnify the Adviser and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Adviser in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or any portfolio series thereof or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Fund or such series. Notwithstanding the preceding sentence of this Paragraph 8 to the contrary, nothing contained herein shall protect or be deemed to protect the Adviser against or entitle or be deemed to entitle the Adviser to indemnification in respect of, any liability to the Fund or to any portfolio series thereof or its security holders to which the Adviser would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its duties and obligations under this Agreement.

4

Determinations of whether and the extent to which the Adviser is entitled to indemnification hereunder shall be made by reasonable and fair means, including (a) a final decision on the merits by a court or other body before whom the action, suit or other proceeding was brought that the Adviser was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the Adviser was not liable by reason of such misconduct by (i) the vote of a majority of a quorum of the Trustees of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the Investment Company Act of 1940) nor parties to the action, suit or other proceeding or (ii) an independent legal counsel in a written opinion.”

(c)	Paragraph 9 of the Distribution Agreement made October 1, 2001 by and between the Registrant and RFS provides as follows:

“9. Protection of the Distributor. The Distributor shall not be liable to the Fund or to any series thereof for any action taken or omitted to be taken by the Distributor in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an underwriter of the Shares, and the Fund or each portfolio series thereof involved, as the case may be, shall indemnify the Distributor and hold it harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Distributor in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or any series thereof or its security holders) arising out of or otherwise based upon any action actually or allegedly taken or omitted to be taken by the Distributor in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an underwriter of the Shares. Notwithstanding the preceding sentences of this Paragraph 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Distributor against, or entitle or be deemed to entitle the Distributor to indemnification in respect of, any liability to the Fund or to any portfolio series thereof or its security holders to which the Distributor would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its duties and obligations under this Agreement.

Determinations of whether and to the extent to which the Distributor is entitled to indemnification hereunder shall be made by reasonable and fair means, including (a) a final decision on the merits by a court or other body before whom the action, suit or other proceeding was brought that the Distributor was not liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the Distributor was not liable by reason of such misconduct by (a) the vote of a majority of a quorum of the Trustees of the Fund who are neither “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the action, suit or other proceeding or (b) an independent legal counsel in a written opinion.”

(d) The Fund, its officers and directors, R&A, the Distributor and certain others are presently insured under a Directors and Officers/Errors and Omissions Liability Insurance Policy issued by ICI Mutual Insurance Company, which generally covers claims by the Fund’s stockholders, and third persons based on or alleging negligent acts, misstatements or omissions by the insureds and the costs and expenses of defending those claims, up to a limit of $15,000,000, with a deductible amount of $500,000.

Item 31. Business and Other Connections of Investment Advisers

Reference is made to the filings on Schedule D to the Form ADV, as amended, of Royce & Associates, LP for Registration as Investment Adviser under the Investment Advisers Act of 1940.

Item 32. Principal Underwriters

Royce Fund Services, LLC is the Registrant’s principal underwriter in connection with the sale of shares of the Registrant. Royce Fund Services, LLC is also the principal underwriter in connection with the sale of shares of Royce Capital Fund. The following are the directors and officers of Royce Fund Services, LLC, the principal place of business of which is 745 Fifth Avenue, New York, New York 10151.

Name	Positions and Offices with Underwriter	Positions and Offices with Fund
Charles M. Royce	Director, Secretary	N/A
Steven M. Lipper	President	N/A
Francis D. Gannon	Vice President	Vice President

Item 33.	Location of Accounts and Records

The accounts, books and other documents required to be maintained by the Registrant pursuant to the Investment Company Act of 1940, are maintained at the following locations:

The Royce Fund
745 Fifth Avenue

New York, New York 10151

State Street Bank and Trust Company
1776 Heritage Drive

John Adams Bldg., 2 North

North Quincy, Massachusetts 02171

Item 34.	Management Services

State Street Bank and Trust Company, Massachusetts trust company (“State Street”), provides certain management-related services to the Registrant pursuant to a Custodian Contract made as of December 31, 1985 between the Registrant and State Street. Under such Custodian Contract, State Street, among other things, has contracted with the Registrant to keep books of accounts and render such statements as agreed to in the then current mutually-executed Fee Schedule or copies thereof from time to time as requested by the Registrant, and to assist generally in the preparation of reports to holders of shares of the Registrant, to the Securities and Exchange Commission and to others, in the auditing accounts and in other ministerial matters of like nature as agreed to between the Registrant and State Street. All of these services are rendered pursuant to instructions received by State Street from the Registrant in the ordinary course of business.

Registrant paid the following fees to State Street for services rendered pursuant to the Custodian Contract, as amended, for each of the three (3) fiscal years ended December 31:

2020       $1,096,637

2019       $1,220,906

2018       $1,581,505

Item 35.	Undertakings

None.

5

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York, on the 23rd day of April, 2021.

The Registrant represents that this Post-Effective Amendment is filed solely for one or more of the purposes set forth in paragraph (b)(1) of Rule 485 under the Securities Act of 1933 and that no material event requiring disclosure in the prospectus, other than as listed in paragraph (b)(1) of such Rule or one for which the commission approved a filing under paragraph (b)(1)(vii) of the Rule, has occurred since the latest of the following three dates: (i) the effective date of the Registrant’s Registration Statement; (ii) the effective date of the Registrant’s most recent Post-Effective Amendment to its Registration Statement which included a prospectus; or (iii) the filing date of a post-effective amendment filed under paragraph (a) of Rule 485 which has not become effective.

THE ROYCE FUND

By:	/s/ Christopher D. Clark

Christopher D. Clark, President

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Christopher D. Clark Christopher D. Clark	President and Trustee (Principal Executive Officer)	April 22, 2021
/s/ Peter K. Hoglund Peter K. Hoglund	Treasurer (Principal Financial and Accounting Officer)	April 22, 2021
/s/ Patricia W. Chadwick Patricia W. Chadwick	Trustee	April 22, 2021
/s/ Christopher C. Grisanti Christopher C. Grisanti	Trustee	April 22, 2021
/s/ Cecile B. Harper Cecile B. Harper	Trustee	April 22, 2021
/s/ Arthur S. Mehlman Arthur S. Mehlman	Trustee	April 22, 2021
s/ G. Peter O'Brien G. Peter O'Brien	Trustee	April 22, 2021
/s/ Michael K. Shields Michael K. Shields	Trustee	April 22, 2021

NOTICE

A copy of the Trust Instrument of The Royce Fund is on file with the Secretary of State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Registrant.

EXHIBIT INDEX

Exhibit Number	Description
(d)(27)	Investment Advisory Fee Waiver and Expense Reimbursement Agreements, dated April 23, 2021, for Royce Premier Fund (A Class) and Royce Special Equity Fund (A Class).
(j)	Consent of PricewaterhouseCoopers LLP,independent registered accounting firm.

ROYCE & ASSOCIATES, LP

745 FIFTH AVENUE

NEW YORK, NY 10151

April 23, 2021

The Royce Fund

745 Fifth Avenue

New York, NY 10151

Re: Fee Waiver and Expense Reimbursement – Royce Premier Fund (A Class)

Gentlemen:

Reference is made to the Investment Advisory Agreement dated July 31, 2020 (the “Agreement”) by and between The Royce Fund (the “Fund”), on behalf of Royce Premier Fund (the “Series”), and Royce & Associates, LP (the “Adviser”).

Notwithstanding the provisions of Section 4 (Compensation of the Adviser) of the Agreement, the Adviser hereby waives compensation for services provided by it under the Agreement for the period beginning as of the commencement of operations of its A Class of shares (the “Class”) and ending April 22, 2022 (the “Period”), and/or agrees to reimburse expenses relating to the Period to the Series with respect to the Class in an amount, if any, necessary so that the Series’ “Annual Operating Expenses” for the Class are not more than 1.49% of the Class’ average net assets for the Period.

The Adviser's obligations to reimburse the Series with respect to the Class hereunder will not apply for any period when the Adviser is not rendering services to such Series under the Agreement.

The Series' “Annual Operating Expenses” for the Class means and will consist only of the following operating expenses of the Series for the Class that are, under generally accepted accounting principles, accruable and deductible from the Series’ assets with respect to the Class for the period involved: (i) investment advisory fees, if any; (ii) Rule 12b-1 distribution fees, if any; and (iii) custodian fees, shareholder servicing fees, administrative and office facilities expenses, professional fees, trustees' fees and any other operating expenses of the Series with respect to the Class that are recorded or includable in the Series' statement of operations in accordance with generally accepted accounting principles. Notwithstanding the provisions of the immediately preceding sentence, the Series' “Annual Operating Expenses” for the Class do not include “acquired fund expenses”, interest and dividends on securities sold short, amortization of organization expenses, taxes, brokerage commissions, litigation and indemnification expenses or any costs or expenses of or for the Series with respect to the Class that are "extraordinary" as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).

Very truly yours,

ROYCE & ASSOCIATES, LP

By: _/s/ Peter K. Hoglund__________________

Peter K. Hoglund

Chief Financial Officer

ACCEPTED:

THE ROYCE FUND

By: /s/ Peter K. Hoglund ___________________

Peter K. Hoglund

Treasurer

ROYCE & ASSOCIATES, LP

745 FIFTH AVENUE

NEW YORK, NY 10151

April 23, 2021

The Royce Fund

745 Fifth Avenue

New York, NY 10151

Re: Fee Waiver and Expense Reimbursement – Royce Special Equity Fund (A Class)

Gentlemen:

Reference is made to the Investment Advisory Agreement dated July 31, 2020 (the “Agreement”) by and between The Royce Fund (the “Fund”), on behalf of Royce Special Equity Fund (the “Series”), and Royce & Associates, LP (the “Adviser”).

Notwithstanding the provisions of Section 4 (Compensation of the Adviser) of the Agreement, the Adviser hereby waives compensation for services provided by it under the Agreement for the period beginning as of the commencement of operations of its A Class of shares (the “Class”) and ending April 22, 2022 (the “Period”), and/or agrees to reimburse expenses relating to the Period to the Series with respect to the Class in an amount, if any, necessary so that the Series’ “Annual Operating Expenses” for the Class are not more than 1.49% of the Class’ average net assets for the Period.

The Adviser's obligations to reimburse the Series with respect to the Class hereunder will not apply for any period when the Adviser is not rendering services to such Series under the Agreement.

The Series' “Annual Operating Expenses” for the Class means and will consist only of the following operating expenses of the Series for the Class that are, under generally accepted accounting principles, accruable and deductible from the Series’ assets with respect to the Class for the period involved: (i) investment advisory fees, if any; (ii) Rule 12b-1 distribution fees, if any; and (iii) custodian fees, shareholder servicing fees, administrative and office facilities expenses, professional fees, trustees' fees and any other operating expenses of the Series with respect to the Class that are recorded or includable in the Series' statement of operations in accordance with generally accepted accounting principles. Notwithstanding the provisions of the immediately preceding sentence, the Series' “Annual Operating Expenses” for the Class do not include “acquired fund expenses”, interest and dividends on securities sold short, amortization of organization expenses, taxes, brokerage commissions, litigation and indemnification expenses or any costs or expenses of or for the Series with respect to the Class that are "extraordinary" as determined under generally accepted accounting principles (see Accounting Principles Board Opinion No. 30).

Very truly yours,

ROYCE & ASSOCIATES, LP

By: _/s/ Peter K. Hoglund__________________

Peter K. Hoglund

Chief Financial Officer

ACCEPTED:

THE ROYCE FUND

By: /s/ Peter K. Hoglund ___________________

Peter K. Hoglund

Treasurer

EX-99.J

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form N-1A of our report dated February 18, 2021, relating to the financial statements and financial highlights which appears in the December 31, 2020 Annual Report to Shareholders of Royce Pennsylvania Mutual Fund, Royce Premier Fund, and Royce Special Equity Fund (each a series of The Royce Fund. We also consent to the references to us under the headings “Independent Registered Public Accounting Firm”, “Portfolio Holdings Disclosure Policy” and “Financial Highlights” in such Registration Statement.

New York, New York

April 22, 2021

/s/ PricewaterhouseCoopers LLP